Form 20-F
period 2019-12-31
Verona Pharma plc
filed 2020-02-27
CIK 1657312

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
For the fiscal year ended December 31, 2019
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
David Zaccardelli
Chief Executive Officer
Verona Pharma plc
3 More London Riverside
London SE1 2RE
United Kingdom
Tel: +44 303 283 4200
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
American Depositary Shares, each representing 8 ordinary shares, nominal value £0.05 per share	VRNA	The Nasdaq Stock Market LLC (Nasdaq Global Market)
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
Ordinary shares, nominal value £0.05 per share: 105,326,638 as of December 31, 2019

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☐  Yes    ☒  No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes    ☒  No
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days    ☒  Yes    ☐  No
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    ☒  Yes    ☐  No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
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
PRESENTATION OF FINANCIAL AND OTHER DATA
We report under International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. None of the financial statements in this Annual Report were prepared in accordance with generally accepted accounting principles in the United States. We present our financial statements in pounds sterling and in accordance with IFRS. We have made rounding adjustments to some of the figures included in this Annual Report. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them. All references in this Annual Report to “$,” “US$,” and “U.S. dollars” mean U.S. dollars and all references to “£” and “GBP” mean pounds sterling, unless otherwise noted.
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
Forward-looking statements include, but are not limited to, statements about:

•	the development of ensifentrine, including statements regarding the expected initiation, timing, progress and availability of data from our clinical trials and regulatory approval;

•	the potential attributes and benefit of ensifentrine and its competitive position;

•	our ability to successfully commercialize ensifentrine, if approved;

•	our estimates regarding expenses, future revenues, capital requirements and our need for additional financing;

•	our ability to acquire or in license new product candidates;

•	potential collaborations;

•	the duration of our patent portfolio; and

•	our ability to retain key personnel and recruit qualified personnel, as well as the successful transition of our chief executive officer and chief financial officer roles.
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

ITEM 2: OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.

ITEM 3: KEY INFORMATION
A. Selected Financial Data.
The following selected consolidated financial data should be read in conjunction with “Operating and Financial Review and Prospects,” our consolidated financial statements and related notes, and other financial information included in this Annual Report. The consolidated financial and other data for the years ended December 31, 2019, 2018, and 2017 and as of December 31, 2019 and 2018 have been derived from our audited financial statements and the notes thereto included elsewhere in this Annual Report. Our audited financial statements and the notes thereto and other data for the years ended December 31, 2016 and 2015 and as of December 31, 2017, 2016, and 2015 are not included elsewhere in this Annual Report. Our historical results are not necessarily indicative of the results that should be expected in the future.
The restatement is due to a change in accounting policy relating to movements in the assumed contingent obligation (see note 2.17 to the financial statements).

	Year Ended December 31,
	2019	2018	2017	Restated 2016	Restated 2015
	(£'000s)
Consolidated statement of comprehensive income data:
Research and development costs	(33,476)	(19,294)	(23,717)	(4,522)	(7,270)
General and administrative costs	(7,607)	(6,297)	(6,039)	(2,498)	(1,706)
Operating loss	(41,083)	(25,591)	(29,756)	(7,020)	(8,976)
Finance income	2,351	2,783	7,018	1,841	45
Finance expense	(474)	(1,325)	(2,465)	(670)	(64)
Loss before taxation	(39,206)	(24,133)	(25,203)	(5,849)	(8,995)
Taxation — credit	7,265	4,232	4,706	954	1,509
Loss for the year	(31,941)	(19,901)	(20,497)	(4,895)	(7,486)
Other comprehensive income / (loss):			—
Exchange differences on translating foreign operations	(33)	38	(29)	43	4
Total comprehensive loss attributable to owners of the company	(31,974)	(19,863)	(20,526)	(4,852)	(7,482)
Loss per ordinary share — basic and diluted (pence)	(30.3)	(18.9)	(23.4)	(14.6)	(37.1)

	Year Ended December 31,
	2019	Restated 2018	Restated 2017	Restated 2016	Restated 2015
	(£'000s)
Consolidated statement of financial position data:
Cash and cash equivalents	22,934	19,784	31,443	39,785	3,524
Short term investments	7,823	44,919	48,819	—	—
Total assets	45,135	74,745	89,988	46,627	7,840
Share premium	118,862	118,862	118,862	58,526	26,650
Total liabilities	11,270	11,327	9,623	11,674	2,407
Accumulated loss	100,627	68,633	48,770	28,244	23,392
Total equity	33,865	63,418	80,365	34,953	5,434

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
We are a clinical-stage biopharmaceutical company with a limited operating history, and have incurred significant operating losses since our inception. We had net losses of £31.9 million, £19.9 million and £20.5 million for the years ended December 31, 2019, 2018 and 2017, respectively. As of December 31, 2019, we had an accumulated loss of £100.6 million (2018: £68.6 million). Our losses have resulted principally from expenses incurred in research and development of ensifentrine, our only product candidate, and from general and administrative costs that we have incurred while building our business infrastructure. We expect to continue to incur significant operating losses for the foreseeable future as we expand our research and development efforts, advance our clinical development of ensifentrine, and seek to obtain regulatory approval for and commercialize ensifentrine. We anticipate that our expenses will increase substantially as we:

•
conduct our ongoing and planned Phase 2 clinical trials and, subject to regulatory review, initiate and conduct Phase 3 clinical trials and other future clinical trials of ensifentrine for the treatment of chronic obstructive pulmonary disease, or COPD;

•	conduct any clinical trials of ensifentrine for the treatment of cystic fibrosis, or CF, asthma or other indications;

•	seek to discover and develop or in-license additional respiratory product candidates;

•	conduct pre-clinical studies to support ensifentrine and potentially other future product candidates;

•	develop the manufacturing processes and produce clinical and commercial supplies of the ensifentrine active pharmaceutical ingredient and formulated drug products derived from it;

•	seek regulatory approvals of ensifentrine;

•	potentially establish a sales, marketing and distribution infrastructure and scale-up manufacturing capabilities to commercialize ensifentrine, if approved;

•	maintain, expand and protect our intellectual property portfolio;

•	secure, maintain or obtain freedom to operate for our in-licensed technologies and products;

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
We expect our expenses to increase in connection with our ongoing and planned activities, particularly as we conduct our ongoing clinical trials of ensifentrine and, subject to regulatory review, our planned Phase 3 clinical trials of ensifentrine, and develop ensifentrine for other indications. In addition, if we obtain regulatory approval for ensifentrine or any other product candidates, we expect to incur significant commercialization expenses related to activities including product positioning studies, product manufacturing, medical affairs, marketing, sales and distribution. Furthermore, we expect to incur ongoing costs associated with operating as a public company in the United Kingdom and the United States and maintaining a listing on both AIM, a market of the London Stock Exchange, and the Nasdaq Global Market, or Nasdaq. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. If we are unable to raise capital when needed or on attractive terms, we could be forced to delay, reduce or eliminate our research and development programs or any future commercialization efforts.
We estimate that our existing cash resources and short-term investments will not be sufficient to complete a Phase 3 program of ensifentrine for the maintenance treatment of COPD. We will require additional funds to complete our planned Phase 3 clinical trials and other studies, including any post-marketing studies, to support the commercial positioning of ensifentrine for the treatment of COPD, if regulatory approval is received. We have based this estimate on assumptions that may prove to be incorrect, and we could use our available capital resources sooner than we currently expect. In addition, our operating plan may change as a result of many factors unknown to us. These factors, among others, may necessitate that we seek additional capital sooner than currently planned. In addition, we may seek additional capital due to favorable market conditions or strategic considerations, even if we believe we have sufficient funds for our current or future operating plans.
Our future capital requirements will depend on many factors, including:

•	the costs, progress and results of our planned Phase 3 clinical trials for the maintenance treatment of COPD, subject to regulatory review;

•	the costs, timing and outcome of the regulatory review of ensifentrine, including any post-marketing studies that could be required by regulatory authorities, if regulatory approval is received;

•	the cost, progress and results of any other studies required to support the commercial positioning of ensifentrine for the treatment of COPD, if regulatory approval is received;

•	the cost, progress and results of any clinical trials for the treatment of CF or other indications;

•	the cost of manufacturing clinical and commercial supplies of the ensifentrine active ingredient and derived formulated drug products;

•
the scope, progress, results and costs of pre-clinical development, laboratory testing and clinical trials for ensifentrine in other indications and of the development of DPI and MDI formulations of ensifentrine for the maintenance treatment of COPD and potentially asthma and other respiratory diseases;

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
As a company based in the United Kingdom, our business is subject to risks associated with conducting business internationally. Almost all of our suppliers and collaborative and clinical trial relationships are located outside the United States. Accordingly, our future results could be harmed by a variety of factors, including:

•	economic weakness, including inflation, or political instability in particular non-U.S. economies and markets;

•	differing regulatory requirements for drug approvals in non-U.S. countries;

•	differing jurisdictions could present different issues for securing, maintaining or obtaining freedom to operate in such jurisdictions;

•	potentially reduced protection for intellectual property rights;

•	difficulties in compliance with non-U.S. laws and regulations;

•	changes in non-U.S. regulations and customs, tariffs and trade barriers;

•	changes in non-U.S. currency exchange rates of the euro and currency controls;

•	changes in a specific country's or region's political or economic environment, including the withdrawal of the United Kingdom from the EU;

•	trade protection measures, import or export licensing requirements or other restrictive actions by U.S. or non-U.S. governments;

•	differing reimbursement regimes and price controls in certain non-U.S. markets;

•	negative consequences from changes in tax laws;

•	compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;

•	workforce uncertainty in countries where labor unrest is more common than in the United States;

•	difficulties associated with staffing and managing international operations, including differing labor relations;

•	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and

•
business interruptions resulting from geo-political actions, including war and terrorism, or natural disasters including earthquakes, typhoons, floods and fires, or public health emergencies, such as the novel coronavirus (COVID-19).

The United Kingdom's withdrawal from the EU may have a negative effect on global economic conditions, financial markets and our business, which could reduce the price of our ADSs and ordinary shares.
Following a national referendum and enactment of legislation by the government of the United Kingdom, the United Kingdom formally withdrew from the EU on January 31, 2020 and entered into a transition period during which it will continue its ongoing and complex negotiations with the EU relating to the future trading relationship between the parties. Significant political and economic uncertainty remains about whether the terms of the relationship will differ materially from the terms before withdrawal, as well as about the possibility that a so-called “no deal” separation will occur if negotiations are not completed by the end of the transition period.
These developments have created significant uncertainty about the future relationship between the United Kingdom and the EU. Lack of clarity about future U.K. laws and regulations as the United Kingdom determines which EU-derived laws and regulations to replace or replicate as part of a withdrawal, including financial laws and regulations, tax and free trade agreements, intellectual property rights, supply chain logistics, environmental, health and safety laws and regulations, immigration laws and employment laws, could further decrease foreign direct investment in the United Kingdom, increase costs, depress economic activity and restrict our access to capital. These developments, or the perception that any of them could occur, have had and may continue to have a significant adverse effect on global economic conditions and the stability of global financial markets, and could significantly reduce global market liquidity and restrict the ability of key market participants to operate in certain financial markets. Asset valuations, currency exchange rates and credit ratings may be especially subject to increased market volatility. Any of these factors could have a significant adverse effect on our business, financial condition, results of operations and prospects.
Further, the United Kingdom’s withdrawal from the EU has resulted in the relocation of the EMA from the United Kingdom to the Netherlands. This relocation has caused, and may continue to cause, disruption in the administrative and medical scientific links between the EMA and the U.K. Medicines and Healthcare products Regulatory Agency, including delays in granting clinical trial authorization or marketing authorization, disruption of importation and export of active substance and other components of new drug formulations, and disruption of the supply chain for clinical trial product and final authorized formulations. The cumulative effects of the disruption to the regulatory framework may add considerably to the development lead time to marketing authorization and commercialization of products in the EU and/or the United Kingdom.
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
Risks Related to Development, Clinical Testing and Regulatory Approval
Our only product candidate, ensifentrine, is in clinical development. Clinical drug development is a lengthy and expensive process with uncertain timelines and uncertain outcomes. If clinical trials of ensifentrine are prolonged or delayed, or if ensifentrine in later stage clinical trials fails to show the desired safety and efficacy, we or our collaborators may be unable to obtain required regulatory approvals and be unable to commercialize ensifentrine on a timely basis, or at all.
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
We may experience delays in our ongoing clinical trials and we do not know whether planned clinical trials will begin on time, need to be redesigned, enroll patients on time or be completed on schedule, if at all. Our clinical trials can be delayed, suspended, or terminated, or the utility of data from these trials may be compromised, for a variety of reasons, including the following:

•	delays in or failure to obtain regulatory agreement on appropriate Phase 3 trial design, including dose and frequency of administration;

•	delays in of failure to obtain regulatory approval to commence a trial;

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
Undesirable side effects that may be caused by ensifentrine could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA, EMA or other comparable foreign authorities. We have completed 15 Phase 1 and 2 clinical trials of ensifentrine. In these trials, some patients have experienced mild to moderate adverse reactions, including headache, dizziness, cough, heart palpitation, nausea, dry mouth, throat irritation, paresthesia (tingling) and rash.
To date, thirteen patients have reported in aggregate sixteen serious adverse events (including a suicide); eleven of these serious adverse events were assessed as not related to study drug and five of which were assessed by the investigators as possibly related although relevant mitigating factors were subsequently considered.
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

•	we may be unable to demonstrate that ensifentrine's clinical and other benefits outweigh its safety risks;

•	the FDA, the EMA or comparable foreign regulatory authorities may disagree with our interpretation of data from pre-clinical studies or clinical trials or may find the data to be unacceptable;

•	the FDA, the EMA or comparable foreign regulatory authorities may find that the dose or doses evaluated in Phase 3 clinical trials or the way in which double blinding was effected to be unacceptable

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
From time to time, we may publicly disclose top-line or preliminary data from our clinical trials, which is based on a preliminary analysis of then-available data, and the results and related findings and conclusions are subject to change following a more comprehensive review of the data related to the particular study or trial. We also make assumptions, estimations, calculations and conclusions as part of our analyses of data, and we may not have received or had the opportunity to fully and carefully evaluate all data. As a result, the top-line or preliminary results that we report may differ from future results of the same studies, or different conclusions or considerations may qualify such results, once additional data have been received and fully evaluated. Top-line or preliminary data also remain subject to audit and verification procedures that may result in the final data being materially different from the top-line or preliminary data we previously published. As a result, top-line and preliminary data should be viewed with caution until the final data are available.
From time to time, we may also disclose interim data from our preclinical studies and clinical trials. Interim data from clinical trials that we may complete are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available. Adverse differences between interim data and final data could significantly harm our business prospects. Further, disclosure of interim data by us or by our competitors could result in volatility in the price of our common stock after this offering.
Further, others, including regulatory agencies, may not accept or agree with our assumptions, estimates, calculations, conclusions or analyses or may interpret or weigh the importance of data differently, which could impact the value of the particular program, the approvability or commercialization of the particular product candidate or product and our company in general. In addition, the information we choose to publicly disclose regarding a particular study or clinical trial is based on what is typically extensive information, and you or others may not agree with what we determine is material or otherwise appropriate information to include in our disclosure.
If the interim, top-line or preliminary data that we report differ from actual results, or if others, including regulatory authorities, disagree with the conclusions reached, our ability to obtain approval for, and commercialize, our product candidates may be harmed, which could harm our business, operating results, prospects or financial condition.
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

Since its enactment, there have been judicial and Congressional challenges to certain aspects of the ACA, and we expect there will be additional challenges and amendments to the ACA in the future. The current presidential administration and Congress will likely continue to seek to modify, repeal, or otherwise invalidate all, or certain provisions of, the ACA. Further, on December 14, 2018, a U.S. District Court Judge in the Northern District of Texas ruled that the individual mandate is a critical and inseverable feature of the ACA, and therefore, because it was repealed as part of the 2017 Tax Cuts and Jobs Act, the remaining provisions of the ACA are invalid as well. On December 18, 2019, the U.S. Court of Appeals for the 5th Circuit upheld the district court’s decision that the individual mandate was unconstitutional but remanded the case back to the District Court to determine whether the remaining provisions of the ACA are invalid as well. It is unclear how these decisions, subsequent appeals, if any, and other efforts to challenge, repeal or replace the ACA or our business or financial condition.
In addition, other legislative changes have been proposed and adopted in the United States since the ACA was enacted. For example, the Budget Control Act of 2011 has, among other things, led to aggregate reductions of Medicare payments to providers of 2% per fiscal year, which, due to subsequent legislative amendments to the statute, will remain in effect through 2029 unless additional action is taken by Congress. On January 2, 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to several types of providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. These laws and any laws enacted in the future may result in additional reductions in Medicare and other health care funding, which could have a material adverse effect on our customers and accordingly, our financial operations.
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

•
the U.S. federal legislation commonly referred to as Physician Payments Sunshine Act, enacted as part of the ACA, and its implementing regulations, which requires certain manufacturers of drugs, devices, biologics and medical supplies that are reimbursable under Medicare, Medicaid, or the Children's Health Insurance Program to report annually to the government information related to certain payments and other transfers of value to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), certain health care professionals beginning in 2022, and teaching hospitals, as well as ownership and investment interests held by the physicians described above and their immediate family members;

•
analogous state laws and regulations, including: state anti-kickback and false claims laws, which may apply to our business practices, including but not limited to, research, distribution, sales and marketing arrangements and claims involving healthcare items or services reimbursed by any third-party payor, including private insurers; state laws that require pharmaceutical companies to comply with the pharmaceutical industry's voluntary compliance guidelines and the relevant compliance guidance promulgated by the U.S. federal government, or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state laws and regulations that require drug manufacturers to file reports relating to pricing and marketing information, which requires tracking gifts and other remuneration and items of value provided to healthcare professionals and entities; and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts. For example, California recently enacted legislation, the California Consumer Privacy Act, or CCPA, which went into effect January 1, 2020. The CCPA, among other things, creates new data privacy obligations for covered companies and provides new privacy rights to California residents, including the right to opt out of certain disclosures of their information. The CCPA also creates a private right of action with statutory damages for certain data breaches, thereby potentially increasing risks associated with a data breach. Although the law includes limited exceptions, including for “protected health information” maintained by a covered entity or business associate, it may regulate or impact our processing of personal information depending on the context; and

•
European and other foreign law equivalents of each of the laws, including reporting requirements detailing interactions with and payments to healthcare providers and laws governing the privacy and security of certain protected information, such as Regulation 2016/679, known as the General Data Protection Regulation, or GDPR, which imposes obligations and restrictions on the collection and use of personal data relating to individuals located in the EU (including health data).In addition, the United Kingdom leaving the EU could also lead to further legislative and regulatory changes. It remains unclear how the United Kingdom data protection laws or regulations will develop in the medium to longer term and how data transfer to the United Kingdom from the EU will be regulated, especially following the United Kingdom's departure from the EU on January 31, 2020 without a deal. However, the United Kingdom has transposed the GDPR into domestic law with the Data Protection Act 2018, which remains in force following the United Kingdom's departure from the EU.

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
We are subject to diverse laws and regulations relating to data privacy and security in the EU and eventually in the EEA, including Regulation 2016/679, known as the GDPR. The GDPR applies extra-territorially and implements stringent operational requirements for controllers and processors of personal data. New global privacy rules are being enacted and existing ones are being updated and strengthened. We are likely to be required to expend capital and other resources to ensure ongoing compliance with these laws and regulations.
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
The availability and adequacy of coverage and reimbursement by governmental healthcare programs such as Medicare and Medicaid, private health insurers and other third-party payors are essential for most patients to be able to afford prescription medications such as ensifentrine, assuming approval. Our ability to achieve acceptable levels of coverage and reimbursement by governmental authorities, private health insurers and other organizations will have an effect on our ability to successfully commercialize ensifentrine. Assuming we obtain coverage for ensifentrine by a third-party payor, the resulting reimbursement payment rates may not be adequate or may require co-payments that patients find unacceptably high. Moreover, for drugs and biologics administered under the supervision of a physician, obtaining coverage and adequate reimbursement may be particularly difficult because of the higher prices often associated with such products. We cannot be sure that coverage and reimbursement in the United States, the EU or elsewhere will be available for ensifentrine or any product that we may develop, and any reimbursement that may become available may be decreased or eliminated in the future.
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
Our development program for ensifentrine and the potential commercialization of ensifentrine will require substantial additional cash to fund expenses. Therefore, we may decide to enter into collaborations with pharmaceutical or biopharmaceutical companies for the development and potential commercialization of ensifentrine. For example, we may seek a collaborator for development of our DPI or MDI formulation of ensifentrine for the maintenance treatment of COPD and potentially asthma and other respiratory diseases.
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

•
the collaboration may not provide sufficient funds to be profitable for us after we fulfill our payment liabilities under our agreement with Ligand Pharmaceuticals, Inc., or Ligand, which acquired Vernalis Development Limited, or Vernalis, in October 2018.

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
We have limited personnel with experience in manufacturing, and we do not own facilities for manufacturing ensifentrine and its derived formulated products. Instead, we rely on and expect to continue to rely on third-party contract manufacturing organizations, or CMOs, for the supply of cGMP-grade clinical trial materials and commercial quantities of ensifentrine and its derived formulated products, if approved. While we may contract with other CMOs in the future, we currently have one CMO for the manufacture of ensifentrine drug substance and one CMO for each formulation of ensifentrine. The facilities used to manufacture ensifentrine and its derived formulated products must be approved by the FDA pursuant to inspections that will be conducted after we submit an NDA to the FDA, and by comparable foreign regulatory authorities for approvals outside the United States. While we provide sponsor oversight of manufacturing activities, we do not and will not directly control the manufacturing process of, and are or will be essentially dependent on, our CMOs for compliance with cGMP requirements for the manufacture of ensifentrine and its derived formulated products. If a CMO cannot successfully manufacture material that conforms to our specifications and the regulatory requirements of the

FDA or a comparable foreign regulatory authority, it will not be able to secure or maintain regulatory approval for the manufacture of ensifentrine and its derived formulated products in its manufacturing facilities. In addition, we have little direct control over the ability of a CMO to maintain adequate quality control, quality assurance and qualified personnel. If the FDA or a comparable foreign regulatory authority does not approve these facilities for the manufacture of ensifentrine and its derived formulated products or if it withdraws any such approval in the future, we may need to find alternative manufacturing facilities, which would delay our development program and significantly impact our ability to develop, obtain regulatory approval for or market ensifentrine and its derived formulated products, if approved. In addition, any failure to achieve and maintain compliance with these laws, regulations and standards could subject us to the risk that we may have to suspend the manufacture of ensifentrine and its derived formulated products or that obtained approvals could be revoked. Furthermore, third-party providers may breach existing agreements they have with us because of factors beyond our control. They may also terminate or refuse to renew their agreement because of their own financial difficulties or business priorities, at a time that is costly or otherwise inconvenient for us. If we were unable to find an adequate replacement or another acceptable solution in time, our clinical trials could be delayed or our commercial activities could be harmed. In addition, the fact that we are dependent on our suppliers, CMOs and other third parties for the manufacture, storage and distribution of ensifentrine and its derived formulated products means that we are subject to the risk that ensifentrine and its derived formulated products may have manufacturing defects that we have limited ability to prevent, detect or control.
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
Our commercial success depends in part on obtaining and maintaining patents and other forms of intellectual property rights for ensifentrine, formulations of ensifentrine, polymorphs, salts and analogs of ensifentrine, methods used to manufacture ensifentrine, methods for manufacturing of final drug product for different inhalation devices such as nebulizer, DPI, MDI, and the methods for treating patients with respiratory diseases using ensifentrine alone or in combination with other available products, or on in-licensing such rights. Our ensifentrine development program relies on the patents and patent applications assigned and know-how licensed from Ligand. The registrations of the assignment of each of these patents and patent applications with the relevant authorities in certain jurisdictions in which the patent and patent applications are registered have been granted, but there is no assurance that any additional registrations will be effected in a timely manner or at all. Failure to protect or to obtain, maintain or extend adequate patent and other intellectual property rights could adversely affect our ability to develop and market ensifentrine.

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
Risks Related to Employee Matters and Managing Growth
Our future growth and ability to compete depends on the successful transition of our CEO and CFO roles, retaining our key personnel and recruiting additional qualified personnel.
Our success depends upon the contributions of our key management, scientific and technical personnel, many of whom have been instrumental for us and have substantial experience with ensifentrine and related technologies. On February 3, 2020 we announced the appointment of David Zaccardelli as chief executive officer with effect from February 1, 2020, following the retirement of Jan-Anders Karlsson, PhD. We also announced the appointment of Mark Hahn as chief financial officer with effect from March 1, 2020, as successor to Piers Morgan. We anticipate that we will experience a transitional period until our new chief executive officer and chief financial officer are fully integrated into their new roles and the transition may not be successful. Moreover, we cannot provide any assurance that the transition in leadership will not result in a disruption that adversely impacts our business and employee morale, or that successful working relationships between our other key management individuals and the new chief executive officer and chief financial officer will be developed.

Our other key management individuals include our general counsel, Claire Poll, our chief medical officer, Kathleen Rickard, our senior vice president, chemistry manufacturing and controls, Peter Spargo, our vice president, regulatory affairs, Desiree Luthman, our commercial director, Richard Hennings, and our vice president, R&D operations and global project management, Tara Rheault.
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
As of December 31, 2019, our senior management, board of directors and greater than 5% shareholders and their respective affiliates, in the aggregate, owned approximately 61% of our ordinary shares (including ordinary shares represented by ADSs) assuming no exercise of outstanding options or warrants, and approximately 67% of our ordinary shares, assuming exercise of all options available for exercise and outstanding warrants. Depending on the level of attendance at our general meetings of shareholders, these shareholders either alone or voting together as a group may be in a position to determine or significantly influence the outcome of decisions taken at any such general meeting. Any shareholder or group of shareholders controlling more than 50% of the share capital present and voting at our general meetings of shareholders may control any shareholder resolution requiring a simple majority, including the appointment of board members, certain decisions relating to our capital structure, and the approval of certain significant corporate transactions. Among other consequences, this concentration of ownership may have the effect of delaying or preventing a change in control and might therefore negatively affect the market price of our ADSs and ordinary shares.
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
As a foreign private issuer, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. In order to maintain our current status as a foreign private issuer, either (a) a majority of our ADSs must be either directly or indirectly owned of record by holders who are not U.S. residents or (b)(i) a majority of our executive officers or directors are not U.S. citizens or residents, (ii) more than 50 percent of our assets are located outside the United States and (iii) our business is administered principally outside the United States. Following implementation of the changes in management announced on February 3, 2020 a majority of our executive officers are expected to be U.S. citizens of residents. If we lose our status as a foreign private issuer, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and Nasdaq rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors.
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

We believe we will likely be classified as a passive foreign investment company for U.S. federal income tax purposes for the year ended December 31, 2019, which could result in adverse U.S. federal income tax consequences to U.S. investors in our ordinary shares or ADSs.
Because we did not earn revenue from our business operations during the year ended December 31, 2019, and because our sole source of income currently is interest on bank accounts held by us, we believe we will likely be classified as a "passive foreign investment company," or PFIC, for the taxable year ended December 31, 2019. A non-U.S. company will be considered a PFIC for any taxable year if (i) at least 75% of its gross income is passive income (including interest income), or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. If we are classified as a PFIC in any year with respect to which a U.S. Holder (as defined below) owns our ordinary shares or ADSs, we will continue to be treated as a PFIC with respect to such U.S. Holder in all succeeding years during which the U.S. Holder owns our ordinary shares or ADSs, regardless of whether we continue to meet the PFIC test described above, unless the U.S. Holder makes a specified election once we cease to be a PFIC. If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ordinary shares or ADSs, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder, including (i) the treatment of all or a portion of any gain on disposition as ordinary income, (ii) the application of a deferred interest charge on such gain and the receipt of certain dividends and (iii) the obligation to comply with certain reporting requirements. A “U.S. Holder” is a holder who, for U.S. federal income tax purposes, is a beneficial owner of our ordinary shares or ADSs who is eligible for the benefits of the income tax treaty between the United Kingdom and the United States and is a citizen or individual resident of the United States, a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source. See Item 9.E. Taxation.
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
Our principal capital expenditures for the year ended December 31, 2019 were £0.3 million (2018: £0.3 million, 2017: £0.2 million). These capital expenditures primarily consisted of patent costs. We expect our expenditure on patent costs to increase in the near term as we continue to advance our research and development programs for ensifentrine and grow our operations. We anticipate our capital expenditure in 2020 to be financed from our current cash and short term investments resources. For more information on our capital expenditures, see Item 5.B. Liquidity and Capital Resources — Operating and Capital Expenditure Requirements, Item 4.D. Property, Plant and Equipment, and Note 21 of our Annual Consolidated Financial Statements included elsewhere in this Annual Report.
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
B. BUSINESS OVERVIEW
We are a clinical-stage biopharmaceutical company focused on developing and commercializing innovative therapeutics for the treatment of respiratory diseases with significant unmet medical need. Our product candidate, ensifentrine (RPL554) is an investigational, potential first-in-class, inhaled, dual inhibitor of the enzymes phosphodiesterase 3 and 4, or PDE3 and PDE4, that is designed to act as both a bronchodilator and an anti-inflammatory agent. We are not aware of any other single compound in clinical development or approved by the U.S. Food and Drug Administration, or FDA, nor the European Medicines Agency, or EMA, for the treatment of respiratory diseases that acts as both a bronchodilator and anti-inflammatory agent. We believe ensifentrine has the potential to be the first novel class of bronchodilator in over 40 years. A nebulized formulation of ensifentrine has currently completed Phase 2 clinical development for the treatment of chronic obstructive pulmonary disease, or COPD, and we are preparing to meet with the FDA to discuss plans for Phase 3 clinical trials, which we expect to commence in the third quarter of 2020, subject to FDA feedback and to funding.
Successful Phase 1 and 2 studies have been completed with nebulized ensifentrine in healthy volunteers and in patients with cystic fibrosis, or CF, chronic asthma and allergic rhinitis, in addition to COPD. A Phase 2 study in COPD with ensifentrine formulated in a dry powder inhaler, or DPI, has been completed, with positive clinical results reported in August 2019. A Phase 2 study in COPD with ensifentrine formulated in a pressurized metered dose inhaler, or MDI, is ongoing with clinical results expected in the second half of 2020. We intend to develop ensifentrine as a nebulized therapy for the treatment of COPD.
For the past 40 years, the treatment of COPD has been dominated by three classes of inhaled therapies approved for use by the FDA or EMA: antimuscarinic agents and beta2-agonists, both available as either short-acting or long-acting bronchodilators, and inhaled corticosteroids, or ICS, known for their anti-inflammatory effects. However, despite existing treatment with one or multiple combinations of these therapies, and owing to the progressive and incurable nature of COPD, many COPD patients on maximum inhaled therapy still experience significant lung function impairment and symptoms for which limited further approved treatment options are available. One such treatment is an oral formulation of a PDE4 inhibitor (roflumilast) with anti-inflammatory properties, although frequency of adverse events has limited its use in COPD patients. Clinicians have expressed desire to use this oral PDE4 inhibitor in more patients were it not for the adverse events. We believe this suggests that ensifentrine has potential to become an important treatment for COPD and other respiratory diseases if our late-stage clinical program demonstrates favorable efficacy, safety and tolerability results for the compound.
Despite treatment with currently approved therapies, many patients with COPD experience daily symptoms impairing their quality of life. Airway obstruction and air trapping due to narrow air passages are major causes of debilitating breathlessness (dyspnea) reducing the patient's physical ability and causing anxiety and depression.

Of the patients treated with dual bronchodilator (long-acting antimuscarinic agents, or LAMA/long-acting beta2 agonists, or LABA) and triple therapy (LAMA/LABA/ICS), research suggests that up to 40% (approximately 1.2 millionpatients in the United States alone) are uncontrolled, remaining symptomatic and at an increased risk of exacerbations. Existing anti-inflammatory therapies used in COPD, namely ICS and the oral PDE4 inhibitor, roflumilast, have been shown to be effective in only subsets of COPD patients. Furthermore, significant side effects and adverse events such as pneumonia are associated with inhaled or systemic corticosteroid use, and significant gastrointestinal side effects are associated with roflumilast, which can limit compliance. Thus we believe there is a need for alternative anti-inflammatory therapies.
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
Furthermore, ensifentrine may be a suitable treatment for patients with asthma. Asthma is also an inflammatory disease of the airways and causes symptoms such as shortness of breath and cough that vary over time in their frequency and intensity. These symptoms are associated with patients having difficulty breathing due to reversible airway obstruction, airway wall thickening, and mucus production. Asthma attacks can be triggered by a number of factors including allergens, infections, stress and certain drugs. Such exacerbations may occur even if patients are taking their medications, especially in those with more severe disease. We believe ensifentrine’s bronchodilator and anti-inflammatory properties may be useful also in patients with asthma.
We have completed fifteen Phase 1 and Phase 2 clinical trials with ensifentrine, which have enrolled over 1,300 subjects with COPD, asthma, cystic fibrosis, or allergic rhinitis or healthy volunteers. In our clinical trials, treatment with ensifentrine has been repeatedly observed to result in statistically significant improvements in lung function as compared to placebo, whether dosed alone or in combination with commonly used short- and long-acting classes of bronchodilators, with or without ICS. Statistically significant means that there is a low statistical probability, typically less than 5%, that the observed results in a study or a trial occurred by chance alone.
In two Phase 2b clinical trials of nebulized ensifentrine as a maintenance treatment for COPD, patients with moderate-to-severe COPD treated with ensifentrine showed clinically meaningful and statistically significant improvements in reported COPD symptom scores. In addition, our clinical trials have also shown clinically meaningful and statistically significant improvements in certain measures of lung function following combined treatment with ensifentrine as add-on to other approved bronchodilators; COPD patients experienced a marked reduction in residual lung volume, which is believed to be related to one of the most debilitating symptoms, breathlessness. The rapid onset of action observed when adding ensifentrine on top of tiotropium, a commonly used LAMA, was also notable, and may be particularly helpful to those patients suffering from morning breathlessness. We believe that the clinical effects observed with ensifentrine are driven by its bronchodilator, anti-inflammatory and mucociliary clearance mechanisms.
Ensifentrine has been observed to be well tolerated in our clinical trials to date and has not been observed to result in the gastrointestinal or other side effects commonly associated with roflumilast (branded as Daxas®/Daliresp®), the only PDE4 inhibitor currently on the market for the treatment of COPD.
We believe ensifentrine, having shown improvement in forced expiratory volume in one second, or FEV1 (a measure of lung function), and symptoms (which commonly are a precursor to exacerbations) in clinical trials, may be an attractive additional treatment for COPD patients, if successfully developed and approved. In the United States, approximately three million COPD patients are treated with single bronchodilator (either a LAMA or LABA) therapy. In our clinical trials, ensifentrine has been observed to improve lung function, measured by FEV1, and residual volume, when used in addition to existing approved bronchodilators. As a result, we believe it has potential to meet the need for a safe and effective dual bronchodilator/anti-inflammatory treatment regimen as an add-on to other therapies, for example, a LAMA. Furthermore, in the United States, approximately another three million COPD patients are treated with dual bronchodilator therapy (LAMA/LABA) with or without ICS.
In January 2020, we reported top-line results from our 4 week 416-patient Phase 2b dose-ranging clinical trial. This trial evaluated four doses of nebulized ensifentrine (0.375 mg, 0.75 mg, 1.5 mg and 3.0 mg) or placebo as an add-on treatment to tiotropium (Spiriva® Respimat®), a commonly used LAMA bronchodilator, in symptomatic patients with moderate-to-severe COPD who required additional treatment. The trial met its primary endpoint of improved lung function, with ensifentrine plus tiotropium producing a clinically and statistically significant dose-dependent improvement in FEV1 at week 4, compared to placebo plus tiotropium. Additionally, clinically meaningful improvements in health-related quality of life (mean SGRQ-C) were observed on top of tiotropium. Ensifentrine was well tolerated at all doses with an adverse event profile similar to placebo. We believe that these data support dose selection for our planned Phase 3 program, which we anticipate initiating in the third quarter of 2020, subject to FDA feedback and funding.
In January 2019, we announced results from our exploratory pharmacological Phase 2 clinical trial evaluating nebulized ensifentrine administered twice daily on top of treatment with tiotropium and olodaterol. Although we did not meet the primary endpoint, treatment with ensifentrine showed statistically significant improvements in FEV1, including when measured over 24 hours, and after the second dose in the evening. We believe this suggests that ensifentrine could be an effective addition to dual bronchodilator therapy, in particular during the second half of the day following treatment, when patients may derive less benefit from their LAMA/LABA dual bronchodilator therapy.

Verona has completed a pilot Phase 2 study in CF patients , the results of which support the continued development of ensifentrine as a possible new treatment for CF patients. We believe ensifentrine, if approved, has the potential to become a novel treatment option for these patients. We may also explore, alone or with a collaborator, the development of ensifentrine to treat asthma and other respiratory diseases.
We believe there is a need for nebulized therapies for COPD, as well as more convenient handheld inhalers such as a DPI or a pressurized metered-dose inhaler, or MDI. Initially, we are developing ensifentrine in a nebulized formulation for the maintenance treatment of COPD patients. Patients with moderate to severe COPD, who tend to suffer more frequent symptoms and exacerbations, may prefer treatment with a nebulizer as they view its perceived benefits, including greater confidence in effective drug administration and a reduced need to visit health care providers, as outweighing its perceived disadvantages, which include length of treatment administration (which may take approximately 5 minutes) and required nebulizer device cleaning. Furthermore, nebulizers may be more appropriate for certain groups of patients who may struggle to use an inhaler effectively.
We also are developing ensifentrine in both DPI and MDI formulations for the maintenance treatment of COPD. In August 2019 we announced positive results from a Phase 2, two-part clinical trial evaluating a DPI formulation of ensifentrine in COPD patients. The trial showed clinically and statistically significant improvements in FEV1 following one week of treatment, compared to placebo, with a dose-dependent improvement over the dose range of 0.15 mg, 500 mg, 1500 mg and 3 mg ensifentrine. Handheld DPI and MDI devices are the most common forms of drug delivery in non-hospitalized COPD patients, and are well suited for maintenance therapy. About 5.5 million COPD patients in the United States are believed to use such devices. We believe the development of DPI and MDI formulations has the potential to substantially increase the market opportunity for ensifentrine, if approved, for the maintenance treatment of COPD. In addition, we may explore the development of ensifentrine in DPI and MDI formulations for the treatment of asthma and other respiratory diseases.
DEVELOPMENT OF ENSIFENTRINE
Clinical development of ensifentrine in COPD
We have completed six studies with a nebulized suspension formulation of ensifentrine and one study with a DPI formulation of ensifentrine in patients with moderate-to-severe COPD. A Phase 2 study with our MDI formulation of ensifentrine is ongoing. We anticipate reporting data from the single-dose portion of this trial (Part A) early in the second quarter of 2020, and reporting results from the second portion of the trial (Part B), which evaluates multiple doses of the MDI formulation of ensifentrine, in the second half of 2020.
Clinical studies with nebulized formulation of ensifentrine
Clinical trials we have conducted with nebulized ensifentrine include a Phase 2, randomized, double-blind, double-dummy, placebo controlled, six-way complete block crossover study in 36 patients with moderate-to-severe COPD. Patients received albuterol (200 mg), ipratropium (40 mg) or placebo MDI followed immediately by nebulized ensifentrine (6 mg) or placebo. As shown in the graph below, ensifentrine alone was as effective as albuterol or ipratropium as a bronchodilator, and treatment with ensifentrine showed a significant additive bronchodilation (peak and average FEV1 over 8 hours) when dosed with either albuterol or ipratropium (p<0.001 compared to albuterol or ipratropium alone). Ensifentrine also resulted in an additive and significant reduction in lung volume and airway resistance.

Improvement in Lung Function
N=36
Peak change from baseline in FEV_1 (ml)
450
400
350
300
250
200
150
100
50
0
***
+
***
+
+
Ensifentrine + albuterol
Albuterol
Ensifentrine + ipratropium
Ipatropium
Ensifentrine
Placebo
+ p<0.001 vs placebo
*** p<0.001 vs. albuterol or ipratropium alone

We conducted a Phase 2a crossover study in 30 patients with moderate-to-severe COPD to examine the effect of ensifentrine when added to a standard dose of a single bronchodilator (LAMA, tiotropium or Spiriva®) in the United Kingdom. Patients received tiotropium 18 µg once daily, plus ensifentrine 1.5 mg, ensifentrine 6 mg or placebo twice daily for three days. In this study, we observed a significant increase in peak FEV1 when administering ensifentrine on top of tiotropium (103 mL and 127 mL for ensifentrine 1.5 mg and 6 mg, respectively) as compared to tiotropium and placebo. Average FEV1 on the third day of dosing (0 - 12 hours) of ensifentrine when added on top of tiotropium was larger than that of tiotropium alone (1.5mg, p=0.099; 6 mg, p<0.001), thus the co-primary endpoints of peak FEV1 and FEV1 average AUC 0-12h were met. AUC, or area under the curve, is a measure of effectiveness over a period of time. As shown in the graph below, there was also significant improvement in both trough FEV1 and lung volume, including residual volume and functional residual capacity. The time to onset of ensifentrine and tiotropium was faster than with tiotropium alone (less than 5 minutes versus 37 minutes as shown in the graph below).

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
-283
+ p=0.07 vs placebo
++ p<0.01 vs placebo

Median Time to Onset (≥10% improvement in FEV1; mins) on Day 3
N=27-28
Median Time to onset, Day 3 (min)
4.2 min
***
4.6 min
***
37.6 min
Tiotropium
+ ensifentrine (1.5 mg)
Tiotropium
+ ensifentrine (6.0 mg)
Tiotropium
+ Placebo

*** p<0.001 vs placebo

We conducted a Phase 2b parallel group study in 403 patients with COPD in Europe to examine the effect in patients without concomitant bronchodilator therapy. Patients received either placebo or ensifentrine at doses ranging from 0.75 mg to 6 mg twice daily over 4 weeks. Treatment with ensifentrine met the primary endpoint for all doses, showing a statistically significant increase in peak forced expiratory volume in 1 second (FEV1) compared to placebo (p<0.001) with absolute changes from baseline >200 mL in peak FEV1 after 4 weeks of dosing. In addition, statistically significant improvements in average FEV1 over 12 hours were observed at all doses after the first administration, and this effect was sustained over 4 weeks. Notably, statistically significant and clinically meaningful improvements in total COPD symptoms (p<0.002) and dyspnea (p<0.02) were shown using the EXACT - Respiratory Symptoms (E-RS), a recognized daily patient-reported outcome measure for use in clinical studies of COPD, as well as the Transition Dyspnea Index. We believe that the progressive improvement in COPD symptoms over the 4-week treatment period, which was different from the immediate onset of the bronchodilator response, suggests the involvement of an anti-inflammatory effect.

Peak Change from Day 1 in Baseline in FEV1 (mL) on week 4 (p<0.001)
N=403
300
250
200
150
100
50
0
week1
week2
week3
week4
placebo
0.75 mg ensifentrine
1.5 mg ensifentrine
3 mg ensifentrine
6 mg ensifentrine

In January 2019, we announced top-line data from an exploratory Phase 2 three-way crossover pharmacological study in 79 moderate-to-severe COPD patients to study the effect of ensifentrine when added to dual bronchodilators (LAMA/LABA). The study was conducted in the United States and the United Kingdom. Patients were administered ensifentrine 1.5 mg or 6 mg or placebo twice daily for 3 days in addition to a tiotropium/olodaterol fixed dose combination (Stiolto® Respimat®). Patients were allowed to remain on a stable dose of ICS. Data showed a tolerability and safety profile generally in line with previous studies. This study was conducted in the challenging setting of COPD patients treated with what is thought to be "maximal bronchodilator therapy". Although the primary endpoint of a statistically significant improvement in morning peak FEV1 on the third day of dosing was not met, improvement in average FEV1 (additional bronchodilation) following the morning dose on the third day (0 - 4 hours) with 1.5 mg of ensifentrine was statistically significant when added on top of Stiolto® Respimat® compared to placebo added on top of Stiolto® Respimat® (1.5 mg, p=0.039). Statistically significant improvements in evening peak FEV1 (additional bronchodilation) on the third day of dosing, and significant reductions in lung volume after the evening dose of ensifentrine were observed with both the 1.5 mg and 6 mg dose groups, compared to placebo, when administered on top of Stiolto® Respimat® (evening peak FEV1: 1.5 mg, p<0.001; 6 mg p=0.002 (as shown in the graph below); post-evening dose residual volume: 1.5 mg, p=0.002; 6 mg, p=0.036).

Mean change from pre-dose FEV_1 over time by treatment
N=79
Mean change from pre-dose FEV_1 (mL)
500
400
300
200
100
0
- 5 mins
+ 5 mins
+ 15 mins
+ 30 mins
+ 1 hour
+ 1.5 hours
+ 2 hours
+ 4 hours
+ 6 hours
+ 8 hours
+ 12 hours
+ 13 hours
+ 14 hours
+ 16 hours
+ 23 hours
+ 24 hours
Stiolto + 1.5 mg ensifentrine
Stiolto + 6 mg ensifentrine
Stiolto + Placebo

In January 2020, we reported top-line results from our 4 week 416-patient Phase 2b dose-ranging clinical trial. This trial evaluated four doses of nebulized ensifentrine (0.375 mg, 0.75 mg, 1.5 mg and 3.0 mg) or placebo as an add-on treatment to tiotropium (Spiriva® Respimat®), a commonly used LAMA bronchodilator, in symptomatic patients with moderate-to-severe COPD who required additional treatment.
The trial met its primary endpoint of improved lung function, with ensifentrine plus tiotropium producing a clinically and statistically significant dose-dependent improvement in peak FEV1 at week 4, compared to placebo plus tiotropium. The improvements ranged from 78 mL for the 0.375 mg dose (p=0.0368) to 124 mL for the 3.0 mg dose (p=0.0008) and were maintained over the 4-week study period. Dose-dependent improvements in lung function were observed on both average FEV1 AUC 0-4 hours and FEV1 AUC 0-12 hours. There was also a statistically significant improvement in average FEV1 AUC 0-12 hours of 87 mL for the 3.0 mg dose (p=0.0111), which we believe is supportive of twice daily dosing. Area Under the Curve over 0-12 hours post dose, or FEV1 AUC(0-12hr), was calculated using the trapezoidal rule, divided by the observation time (12 hours) to report in mL, a measure of the aggregate effect over 12 hours.

Peak Change from Day 1 Baseline in FEV_1 (mL) at Week 4; placebo corrected

N=416

140
120
100
80
60
40
20
0
mL
*
*
**
***
tiotropium + 0.375 mg ensifentrine
tiotropium + 0.75 mg ensifentrine
tiotropium + 1.5 mg ensifentrine
tiotropium + 3.0 mg ensifentrine
*** P ≤ 0.001
** P ≤ 0.01
* P ≤ 0.05

Additionally, clinically meaningful improvements in health-related quality of life as measured by St. George's Respiratory Questionnaire for COPD (mean SGRQ-C) were observed on top of tiotropium, exceeding the minimal clinically important difference (“MCID”) of 4 units compared to placebo at week 4, with the two highest doses 1.5 mg and 3 mg also achieving statistical significance. The SGRQ-C is a validated instrument that measures impact on overall health, daily life, and perceived well-being in patients with COPD (i.e. change in frequency and severity of COPD symptoms, and impact on activities, social functioning and psychological disturbances related to airways disease).
In the trial, ensifentrine was well tolerated at all doses with an adverse event profile similar to placebo. We believe that these data support dose selection for our planned Phase 3 program, which we anticipate initiating in the third quarter of 2020, subject to FDA feedback and funding.

Clinical studies with handheld DPI and MDI formulations of ensifentrine
In August 2019, we announced results from our Phase 2 clinical trial evaluating a DPI formulation of ensifentrine for the maintenance treatment of patients with COPD. The magnitude of improvement in lung function, as measured by FEV1 was highly statistically significant and we believe this supports twice daily dosing of ensifentrine for COPD treatment. Secondary lung function endpoints were also met, and ensifentrine was well tolerated at all dose levels. We believe that delivery of ensifentrine with a hand-held inhalation device, such as the DPI format, could substantially expand the clinical utility and commercial opportunity in COPD treatment.

In June 2019, we announced the initiation of a Phase 2 dose-ranging trial to evaluate the pharmacokinetic, or PK profile, efficacy, and safety of a pressurized MDI formulation of ensifentrine in patients with moderate-to-severe COPD. We anticipate reporting data from the single-dose portion of this trial (Part A) early in the second quarter of 2020, and reporting results from the second portion of the trial (Part B), which evaluates multiple doses of the MDI formulation of ensifentrine, in the second half of 2020.
Ensifentrine has been observed to be well tolerated in our clinical studies performed to date when administered alone, and as an add-on therapy to commonly used bronchodilators at dose levels ranging from 0.4 mg to 24 mg. Dose-limiting toxicities have not been observed. To date across all studies and populations, 13 subjects have reported 16 serious adverse events, or SAEs. Of these events, only two were assessed as possibly related to ensifentrine, although relevant mitigating factors were subsequently considered. In our completed clinical trials adverse events were rare, with nature and incidence similar to placebo. In ECGs assessed in over 800 patients with COPD, and 24-hour Holter monitoring in over 400 patients, no meaningful effects were observed compared to placebo, except for a small, transient and not clinically meaningful increase in peak heart rate of approximately 3 beats per minute with the 6 mg dose of ensifentrine. Ensifentrine had no observed effect on cardiac function as measured by electrocardiograms, including QT intervals, a measure of time between certain waves in the heart's electrical cycle and measure of a potential cardiovascular adverse event. In addition, we did not observe an increase in incidence of any adverse event compared to commonly used bronchodilators when ensifentrine was used alone. In our studies, the most common adverse events have been mild to moderate, and included headache, dizziness, cough, nasopharyngitis (throat irritation) and rash, which occurred with comparable frequency to placebo.
An End of Phase 2 Meeting with the FDA is planned to take place during the first half of 2020, to discuss our planned Phase 3 clinical trial design and program. We intend to use the data from all our completed studies, including data from our most recently completed Phase 2b trial to inform our future studies, including the design of our planned Phase 3 program for the maintenance treatment of COPD with nebulized ensifentrine.

Additional studies with ensifentrine have been completed in healthy volunteers, and in patients with asthma and with cystic fibrosis.
We conducted a single-dose pharmacokinetic, or PK, trial in 12 healthy volunteers in the United States. A PK trial involves the study of the process of bodily absorption, distribution, metabolism and excretion of a drug. With any inhaled or nebulized medication, a portion of the substance is deposited in the mouth and then swallowed by the patient. The results showed that in the study subjects only 10.4 percent of the inhaled dose of ensifentrine entered the bloodstream via the gastrointestinal tract. The low oral bioavailability of nebulized ensifentrine, as was shown in this study, is consistent with optimal inhaled delivery of medications for the treatment of COPD and asthma. Therefore the results from this study support our approach of developing inhalation formulations for the administration of ensifentrine.
Ensifentrine has also shown anti-inflammatory effects in sputum samples from a model of COPD-like lung inflammation in human subjects. In a Phase 1 clinical trial, 21 healthy evaluable subjects were treated with either ensifentrine or placebo once daily for six days before airway challenge with aerosolized lipopolysaccharide, or LPS. LPS challenge induces an inflammatory response in the lung with a large proportion of neutrophils, which is a common type of white blood cell widely recognized as the most important inflammatory cell in COPD. LPS challenge is a well-validated and commonly used measure to assess the anti-inflammatory effects of novel compounds and is of particular relevance to drugs used in the treatment of COPD. Subjects treated with ensifentrine were observed to have significantly lower absolute numbers of neutrophils in sputum collected six hours after LPS challenge, and a significant reduction in the absolute numbers of other inflammatory cells, including lymphocytes, macrophages and eosinophils, at the same time point (as shown in the graph below). Eosinophils are prevalent in the lungs of some patients with COPD and in the vast majority of patients with asthma. These observations suggest that ensifentrine has the potential to target the chronic inflammatory processes in COPD, CF and other respiratory diseases, including asthma.

Reduction in Inflammatory Cells

Total Cell Counts
Neutrophils
RPL554 (n = 21)
Placebo (n = 21)
Absolute Cell Counts (x106/g Sputum)
20
15
10
5
0
P=0.002
RPL554
Placebo
Eosinophils
0.03
0.02
0.01
0
P=0.001
Lymphocytes
0.06
0.04
0.02
Macrophages
2
1.5
1
0.5
P=0.044

Clinical Development of Ensifentrine in Cystic Fibrosis and Asthma
We conducted a Phase 2, double-blind, placebo-controlled, seven-way complete block crossover study in 29 patients with mild-to-moderate chronic asthma. Patients received four single doses of ensifentrine (0.4 mg, 1.5 mg, 6 mg and 24 mg), two doses of nebulized albuterol (2.5 mg and 7.5 mg) and placebo in a randomized sequence. The results demonstrated that ensifentrine produced dose-dependent bronchodilation with a magnitude that was comparable to a maximal dose of albuterol.

In March 2018, we reported top-line data from a Phase 2a single-dose PK and pharmacodynamics, or PD, trial in the United Kingdom evaluating ensifentrine in ten CF patients. A PD trial involves the study of the biochemical and physiological effects of a drug and its mechanism of action. The PK profile was consistent with that observed in patients with COPD, although with lower peak serum levels of ensifentrine in CF patients. The serum half-life was dose dependent: 7.5 to 10.1 hours for the 1.5 mg and 6 mg doses, respectively. Ensifentrine elicited a statistically significant increase in average FEV1 in treated patients for the 1.5 mg dose (all time points, p<0.01) and the 6 mg dose (all time points p<0.05) at 4-, 6-, and 8-hour time points. Ensifentrine was observed to be well-tolerated in this patient group with an adverse event profile consistent with other studies with the compound.

FURTHER INFORMATION
According to the World Health Organization, over one billion people suffer from chronic respiratory diseases. Among the most common of these afflictions is COPD, which is a progressive respiratory disease for which there is no cure. COPD damages the airways and the lungs and leads to shortness of breath, impacting a person's ability to perform daily activities. Chronic inflammation plays a central role in the pathology of the disease, and is particularly prominent in the airways of COPD patients. COPD includes chronic bronchitis, which refers to the inflammation of the lung and airways that results in coughing and sputum production, and emphysema, which refers to a destruction of distal lung tissue, or air sacs. According to the World Health Organization, COPD is expected to become the third leading cause of death globally by 2030, with 384 million people worldwide suffering from the disease. It is estimated that there are 24 million people with COPD in the United States,of whom 16 million have been diagnosed. Of those diagnosed with COPD in the United States, 3 million suffer from severe or very severe forms of the disease. Total annual medical costs relating to COPD in the United States are projected to rise to $49 billion in 2020. Global sales of drugs used for chronic maintenance therapy of COPD were $13.6 billion in 2019, of which $9.6 billion were in the US. While the number of patients diagnosed with COPD in the United States continues to increase annually, the growth in numbers in countries like China is significantly higher.
CF is the most common fatal inherited disease in the United States and Europe. CF causes impaired lung function and is commonly associated with repeat and persistent lung infections due to the inability to clear thickened phlegm, or mucus, from the lung. This condition often results in frequent exacerbations and hospitalizations. There is no cure for CF and although current therapies are leading to longer lifespans the median age of death for CF patients is still only around 40 years. CF is considered a rare, or orphan, disease by both the FDA and the EMA. According to the Cystic Fibrosis Foundation, more than 30,000 people in the United States and more than 70,000 people worldwide are living with CF and approximately 1,000 new cases of CF are diagnosed each year. The FDA and the EMA provide incentives for sponsors to develop products for orphan diseases, and we plan to seek orphan drug designation for ensifentrine in treating CF. CF patients require lifelong treatment with multiple daily medications, frequent hospitalizations and, ultimately, lung transplants in some end-stage patients. The quality of life for CF patients is compromised as a result of spending significant time on self-care every day and frequent outpatient doctor visits and hospitalizations. CF patients take an average of seven medications daily. Global sales of drugs used for the treatment of CF were $3.5 billion in 2019, of which $2.0 billion were in the US.
Asthma is widely seen as a result of chronic inflammation in the lungs. Worldwide 300 million people suffer from asthma with about 25 million diagnosed in the US alone. Global sales of drugs used for the treatment of asthma were $16.5 billion in 2019, with $9.7 billion in the US. Established treatments include those adopted from the treatment of COPD (for example, bronchodilators and ICS), anti-IgE agents and leukotriene inhibitors. Approximately 1 million patients in the United States are refractory asthmatic patients who remain uncontrolled on established therapies. These patients are the target for injectable biologic anti-IL-5 agents. Annual sales of biologics in the United States for the treatment of asthma exceed $1.0 billion. We see potential for ensifentrine as an inhaled product for such patients.
We may also explore the development of ensifentrine in MDI and/or DPI formulations for the treatment of asthma and other respiratory diseases.
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
We were incorporated in February 2005 and are headquartered in the United Kingdom. Since September 2006, our ordinary shares have traded on AIM, a market of the London Stock Exchange, under the symbol "VRP". We have raised approximately £145 million in gross proceeds from investors since such listing, of which approximately £70.3 million was raised in our initial public offering of our American Depositary Shares, or ADSs, in April and May 2017, which are listed on The Nasdaq Global Market, or Nasdaq, under the symbol “VRNA,” and the accompanying private offering in Europe of our ordinary shares, or the global offering, and a concurrent private placement to certain shareholders of our ordinary shares, or the shareholder private placement, and £45 million was raised in our July 2016 private placement of equity securities with a number of European and U.S.-based healthcare specialist investment firms, or the July 2016 Placement. Members of our management team and board of directors have extensive experience in large pharmaceutical and biotechnology companies in respiratory product development from drug discovery through commercialization and have played important roles in the development and commercialization of several approved respiratory treatments, including Symbicort®, Daliresp®/Daxas®, Flutiform®, Advair®, Incruse®, Ellipta®, and Anoro Ellipta®.
Our Product Candidate Pipeline
The following table depicts the potential indications for ensifentrine and their current development status:

Supporting Trials
Expanding Indications
Expanding Delivery
Pre-Clinical
Phase 1
Phase 2
Phase 3
Expanding Pipeline
COPD Maintenance (Home)
COPD Acute (Hospital)
Cystic Fibrosis
Severe Asthma
Nebulizer
COPD Maintenance (Home)
DPI
COPD Maintenance (Home)
MDI

Our Strengths
We believe that our company has the following key distinguishing characteristics:

▪
Potential for multiple targeted indications, formulations and add-on therapies.  We are initially developing ensifentrine in a nebulized formulation for the maintenance treatment of COPD patients. While ensifentrine can be used as a standalone treatment in these patients, we are focusing on COPD patients who are symptomatic despite using currently available standard-of-care COPD treatments, because ensifentrine has shown improvements in lung function when administered as an add-on therapy to single and dual bronchodilators. We also are developing ensifentrine in both DPI and MDI formulations for the maintenance treatment of COPD. In addition, we may explore the development of ensifentrine in inhaled formulations for the treatment of CF, asthma and other respiratory diseases. Based on the favorable properties of ensifentrine that we have observed in our clinical trials, we believe ensifentrine has broad potential applicability in the treatment of other respiratory diseases, either as a single agent or as an add-on therapy.

▪
Observed benefit and favorable tolerability as a single agent and as an add-on therapy in clinical trials.  We have reported data from fifteen Phase 1 and 2 clinical trials for ensifentrine with over 1,300 subjects enrolled. We have observed statistically significant improvements in lung function as compared to placebo, as well as clinically meaningful and statistically significant improvements in lung function when ensifentrine is added to several commonly used bronchodilators as compared to such bronchodilators administered as a single agent or in combination. In addition, we observed a more rapid time of onset of bronchodilation when ensifentrine was administered as an add-on therapy to these bronchodilators. We have also observed in a four-week study in COPD patients statistically significant improvements in COPD patient symptom scores. Notably, statistically significant and clinically meaningful improvements in total COPD symptoms (p<0.002) and dyspnea (p<0.02) were shown using the EXACT - Respiratory Symptoms (E-RS), a recognized daily patient-reported outcome measure for use in clinical studies of COPD, as well as the Transition Dyspnea Index. We believe that the progressive improvement in COPD symptoms over the 4-week treatment period, which was different from the immediate onset of the bronchodilator response, suggests the involvement of an anti-inflammatory effect.
Our recently completed 4 week 416-patient Phase 2b dose-ranging clinical trial evaluated four doses of nebulized ensifentrine (0.375 mg, 0.75 mg, 1.5 mg and 3.0 mg) or placebo as an add-on treatment to tiotropium (Spiriva® Respimat®), a commonly used LAMA bronchodilator, in symptomatic patients with moderate-to-severe COPD who required additional treatment.
The trial met its primary endpoint of improved lung function, with ensifentrine plus tiotropium producing a clinically and statistically significant dose-dependent improvement in peak FEV1 at week 4, compared to placebo plus tiotropium. The improvements ranged from 78 mL for the 0.375 mg dose (p=0.0368) to 124 mL for the 3.0 mg dose (p=0.0008) and were maintained over the 4-week study period. Dose-dependent improvements in lung function were observed on both average FEV1 AUC 0-4 hours and FEV1 AUC 0-12 hours. There was also a statistically significant improvement in average FEV1 AUC 0-12 hours of 87 mL for the 3.0 mg dose (p=0.0111), which we believe is supportive of twice daily dosing. Area Under the Curve over 0-12 hours post dose, or FEV1 AUC(0-12hr), was calculated using the trapezoidal rule, divided by the observation time (12 hours) to report in mL, a measure of the aggregate effect over 12 hours.

▪
Differentiated mechanism of action in a single compound.  Ensifentrine is an investigational potential first-in-class, inhaled, dual inhibitor of PDE3 and PDE4 that is designed to act as both a bronchodilator and an anti-inflammatory agent in a single compound and stimulate the CFTR. Dual inhibition of PDE3 and PDE4 has been shown to be more effective than inhibition of either PDE alone at relaxing airway smooth muscle cells and suppressing the activation and functions of pro-inflammatory cells residing in the lung, both of which are commonly understood to play a significant role in COPD, CF and asthma. In addition, through this dual mechanism, ensifentrine is also designed to stimulate the CFTR, which we believe is important in the treatment of CF and potentially COPD. We believe that ensifentrine, if successfully developed and approved, has the potential to be a more effective and better tolerated treatment for COPD than existing treatments, including roflumilast, the only currently approved PDE4 inhibitor. This dual mechanism of action also suggests that ensifentrine could be a useful treatment for patients with moderate to severe asthma that remain symptomatic despite being treated with standard-of-care.

▪
Established regulatory pathway and well-defined clinical endpoints.  Our planned clinical trials for ensifentrine for the maintenance treatment of COPD will be designed to evaluate the compound's effect on FEV1, COPD symptoms, exacerbations and its duration of action. We will also monitor COPD-like symptoms as an improvement would be considered very important to these patients. These clinical endpoints are commonly used in clinical trials for respiratory diseases and have been used by other companies in obtaining FDA approval of drugs addressing respiratory diseases.

▪
Addressing significant market opportunities.  Despite the availability of bronchodilators and anti-inflammatory corticosteroid or PDE4 inhibitor treatments for COPD, many patients continue to suffer from significant symptoms and may experience acute exacerbations leading to hospitalization. Furthermore, current therapies have not demonstrated an ability to change the progressive decline in lung function or reduce the mortality associated with COPD. We believe a large market opportunity with significant unmet medical need exists in COPD and especially in moderate to severe patients with limited further treatment alternatives. We believe the properties of ensifentrine, namely bronchodilation and the reduction of COPD-like symptoms, make it attractive as an important and novel potential treatment of patients with COPD, as well as for patients with CF and asthma. We plan to seek orphan drug designation of ensifentrine for the treatment of CF.

▪
Experienced management team.  Members of our management team and board of directors have extensive experience in large pharmaceutical and biotechnology companies in respiratory product development from drug discovery through commercialization, and have played important roles in the development and commercialization of several approved respiratory treatments. We believe that the experience of our management team and our network of relationships within the industry and medical community provides us with insight into product development and identification of other opportunities in the respiratory field.
Our Strategy
We intend to become a leading biopharmaceutical company focused on the treatment of respiratory diseases with significant unmet medical needs. The key elements of our strategy to achieve this goal include:

▪
Advance the development of nebulized ensifentrine for the maintenance treatment of COPD.  We intend to initially develop nebulized ensifentrine for the maintenance treatment of COPD. We believe there is a large market opportunity for ensifentrine as a maintenance treatment as many of the moderate-to-severe COPD patients continue to be uncontrolled and symptomatic despite treatment with currently available medications. We believe that we have validated the dose and commercial positioning of ensifentrine in our comprehensive Phase 2 clinical trial program, and we plan to participate in an End of Phase 2 Meeting with the FDA to obtain guidance on our planned Phase 3 program, which we anticipate will include two large-scale pivotal studies. We expect to meet with the FDA for our End of Phase 2 Meeting in the first half of 2020, and initiate our Phase 3 clinical studies in the third quarter of 2020, subject to FDA feedback and to funding.

▪
We have shown that ensifentrine can provide additional bronchodilation as add-on to patients treated with maximum approved bronchodilator therapy (LAMA/LABA), as measured by FEV1 and residual volume, over a 24-hour period and, in particular, following the evening dose. This data is very encouraging in a large but hard-to-treat population who have very limited alternative treatment options.

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

•
Adapt the current nebulized formulation and presentation of ensifentrine. The ensifentrine suspension for nebulized administration has been presented in a glass vial with a flip, tear-up cap in clinical studies to date. This format is adequate for clinical trials but patient acceptance in a commercial setting is expected to be improved by a switch to presenting the suspension formulation of ensifentrine in plastic ampules, which is also more cost effective for manufacturing in larger volumes. A unit dose plastic ampule presentation format for the ensifentrine nebulizer suspension has been under development, and we are positioning this for use in Phase 3 clinical trials.

▪
Develop DPI and MDI formulations of ensifentrine. In addition to our nebulized formulation of ensifentrine, we are developing ensifentrine in both DPI and MDI formulations for the maintenance treatment of COPD. We believe the development of DPI and MDI formulations has the potential to substantially increase the market opportunity for ensifentrine, if approved, for the maintenance treatment of COPD. We have now developed DPI and MDI formulations of ensifentrine, and have obtained favorable Phase 2 clinical trial results for our DPI formulation. We expect complete results from our Phase 2 MDI trial in the third quarter of 2020, and we are seeking partnerships with larger commercial-stage pharmaceutical and biotechnology companies to advance these programs further, including potential opportunities to explore the development of ensifentrine in these formulations for the treatment of asthma and other respiratory diseases.

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

▪
Pursue development of ensifentrine in other forms of respiratory disease. We believe that ensifentrine's properties as an inhaled dual inhibitor of PDE3 and PDE4 give it broad potential applicability in the treatment of other respiratory diseases. We may explore development of ensifentrine to treat other forms of respiratory disease following development of ensifentrine for the treatment of COPD, CF and asthma.

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

Ligand (formerly Vernalis) Agreement
In February 2005, Rhinopharma Limited, or Rhinopharma, entered into an assignment and license agreement with Vernalis Development Limited, or Vernalis (in October 2018, Vernalis was acquired by, and became a wholly owned subsidiary of, Ligand Pharmaceuticals, Inc., or Ligand). We refer to the assignment and license agreement as the Ligand Agreement. In 2006, we acquired Rhinopharma and all of its rights and liabilities under the Ligand Agreement. Pursuant to the Ligand Agreement, Ligand has assigned to us all of its rights to certain patents and patent applications relating to ensifentrine and related compounds, or the Ligand Patents. We cannot further assign the Ligand Patents to a third party without Ligand's prior consent. Ligand also granted to us an exclusive, worldwide, royalty-bearing license under certain Ligand know-how to develop, manufacture and commercialize products, or the Licensed Products, based on PDE inhibitors developed using Ligand Patents, Ligand know-how and the physical stock of certain compounds, including ensifentrine, which we refer to as the Program IP, in the treatment of human or animal allergic or inflammatory disorders. Pursuant to the Ligand Agreement, we must maintain the Ligand Patents and use commercially reasonable and diligent efforts to develop and commercialize the Licensed Products.
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
Manufacturing
We rely on, and expect to continue to rely, on third-party contract manufacturing organizations, or CMOs, for the supply of current good manufacturing practices, or cGMP, compliant clinical trial materials of ensifentrine, and any future product candidates, as well as for commercial quantities of ensifentrine and any future product candidates, if approved. We currently do not have any agreements for the commercial production of ensifentrine. While we may contract with other CMOs in the future, we currently contract with only one pharmaceuticals CMO for the manufacture of ensifentrine drug substance. For ensifentrine drug product in our nebulized formulation, we currently have one CMO for the manufacture in glass vials and one CMO for the manufacture of the same nebulized formulation in plastic ampules. Similarly, we currently have one CMO for our DPI development and manufacturing program and one CMO for our MDI development and manufacturing program. We believe that the ensifentrine manufacturing processes can be transferred to other CMOs for the production of clinical and commercial supplies of ensifentrine in the ordinary course of business.
Manufacturing of any product candidate is subject to extensive regulations that impose various procedural and documentation requirements governing record-keeping, manufacturing processes and controls, personnel, quality control, quality assurance, and quality by design among others. We require that all of our CMOs will manufacture ensifentrine in accordance with cGMP guidelines.

Commercialization, Sales and Marketing
We believe ensifentrine, if successfully developed and approved, has the potential to address the unmet clinical need in a number of commercially attractive respiratory conditions and markets including the treatment of COPD in the maintenance and acute settings, asthma and CF. Based on market research, we believe that the key markets for ensifentrine, if approved, are the United States, European Union and China. Our commercial priority is to develop and launch ensifentrine for the United States. COPD maintenance setting, initially delivered via a standard jet nebulizer.
Ensifentrine's clinical profile offers the potential to further reduce COPD symptoms and exacerbations when added on top of current therapies. US physicians, responding to Verona Pharma market research, reported a willingness to prescribe ensifentrine on top of current therapies including patients currently receiving maximum available dual bronchodilatory therapy (LAMA plus LABA, with or without ICS). We believe 3 million US COPD patients are currently treated with dual bronchodilatory therapy, and of these approximately 1.2 million have uncontrolled disease and continue to experience debilitating symptoms of breathlessness and flare ups of disease called 'exacerbations', requiring hospitalization.
Competition
Ensifentrine is a unique, first-in-class drug candidate with both bronchodilator and anti-inflammatory properties. No other dual PDE3 and PDE4 inhibitor is on the market nor in clinical development, as far as we can ascertain. Generically, we consider ensifentrine's current closest potential competitors in the nebulized maintenance treatment of COPD in the U.S. market to be long-acting beta2-agonist bronchodilators (Brovana® and Perforomist®) and long-acting anti-muscarinic bronchodilators (Yupelri® and Lonhala®Magnair®). However, neither class of drug provides an anti-inflammatory effect. We consider ensifentrine's current closest potential competitors in the DPI/MDI maintenance treatment of COPD to be Symbicort®, a combination of a long-acting beta2-agonist bronchodilator and ICS marketed by AstraZeneca plc, Spiriva®, a long-acting anti-muscarinic bronchodilator marketed by Boehringer IngelheimGmbH, Advair®, a combination of a long-acting beta2-agonist bronchodilator and ICS marketed by GlaxoSmithKline plc, or GlaxoSmithKline, Utibron Neohaler®, a combination of a long-acting beta2-agonist and long-acting anti-muscarinic bronchodilator marketed by Novartis International AG, Breo®, a combination of a long-acting beta2-agonist bronchodilator and ICS marketed by GlaxoSmithKline, and Anoro®, a combination of a long-acting beta2-agonist bronchodilator and long-acting anti-muscarinic bronchodilator marketed by GlaxoSmithKline. A triple-combination therapy of a LAMA, a LABA and ICS, developed by GlaxoSmithKline and Chiesi Farmaceutici S.p.A. has been approved in the United States and the European Union and AstraZeneca also has a triple-therapy combination product that was approved in China in December 2019.
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
As of February 6, 2020 our patent portfolio consisted of ten issued US patents, four pending US patent applications, thirty-seven issued foreign patents and fifty pending foreign applications including one patent application made under the Patent Cooperation Treaty. These patents and patent applications include claims directed to ensifentrine composition of matter, new dosage formulations and a crystalline polymorph, as well as methods of making and using ensifentrine in the treatment of respiratory diseases, with expected expiry dates between 2020 and 2040.
The patent portfolio relating to ensifentrine includes ten patent families:

•
The first of these patent families relates to ensifentrine per se. As of February 6, 2020, this patent family includes granted patents in Australia, Brazil, Canada, China, Europe, Japan, Mexico as well as four granted patents in the United States. We expect patents in this family to expire in March 2020.

•
The second of these patent families relates to a crystalline polymorph of ensifentrine. As of February 6, 2020, this patent family included granted patents in Australia, Canada, China, Europe, Indonesia, Israel, Japan, South Korea, Malaysia, Mexico, the Philippines, Russia, the United States and Taiwan and patent applications in Thailand and the Gulf Cooperation Council. We expect patents in this family to expire in August 2031.

•
The third of these patent families relates to the combination of ensifentrine with a beta‑adrenergic receptor agonist. As of February 6, 2020, this patent family included granted patents in Europe and the United States and a patent application in Canada. We expect patents in this family to expire in March 2034.

•
The fourth of these patent families relates to the combination of ensifentrine with a muscarinic receptor antagonist. As of February 6, 2020, this patent family included granted patents in Australia, Europe, Japan, Russia and the United States (two patents) and patent applications in Canada, China, India, South Korea, Mexico and Thailand. We expect patents in this family to expire in March 2034.

•
The fifth of these patent families relates to certain specific salts of ensifentrine. As of February 6, 2020, this patent family included a granted patent in the United States and patent applications in Australia, Canada, China, Europe, Israel, Japan, Mexico, New Zealand, the United States (continuation application) and South Africa. We expect patents in this family to expire in February 2036.

•
The sixth of these patent families relates to use of ensifentrine to treat certain diseases associated with the function of CFTR (including cystic fibrosis). As of February 6, 2020, this patent family included a granted patents in Europe (two patents) and Russia and patent applications in Australia, Canada, Israel, Mexico, the United States and South Africa. We expect patents in this family to expire in May 2035.

•
The seventh of these patent families relates to an inhalable formulation of ensifentrine. As of February 6, 2020, this patent family included granted patents in Europe (two patents), Hong Kong (two patents), Israel, Russia, the United States, Singapore and South Africa and patent applications in Australia (parent and divisional applications), Brazil, Canada, China (parent and divisional applications), Europe (divisional application), Hong Kong (divisional application), Indonesia, India, Japan (parent and divisional applications), South Korea, Mexico, Malaysia, New Zealand, the Philippines, Thailand and the United States (continuation application).  We expect patents in this family to expire in September 2035.

•
The eighth of these patent families relates to a new intermediate for the manufacture of ensifentrine and to processes useful for the production of ensifentrine and related compounds. As of February 6, 2020, this patent family included a granted European patent and patent applications in China, Hong Kong, India, Japan, United States and Taiwan. We expect patents in this family to expire in July 2037.

•
The ninth of these patent families relates to a formulation comprising ensifentrine for a MDI.  As of February 6, 2020, this patent family included a pending, unpublished PCT patent application and a pending, unpublished patent application in the United Kingdom.  We expect patents in this family to expire in October 2039.

•
The tenth of these patent families relates to a formulation comprising ensifentrine for DPI. As of February 6, 2020, this patent family included a pending, unpublished patent application in the United Kingdom. We expect patents in this family to expire in August 2040.

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
Pre-clinical Studies
Pre-clinical studies include laboratory evaluation of product chemistry, toxicity and formulation, as well as animal studies to assess potential safety and efficacy. An IND sponsor must submit the results of the pre-clinical tests, together with manufacturing information, analytical data and any available clinical data or literature, among other things, to the FDA as part of an IND. Pre-clinical testing may continue after the IND is effective. An IND automatically becomes effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions related to one or more proposed clinical trials and places the clinical trial on a clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. As a result, submission of an IND may not result in the FDA allowing clinical trials to commence.
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
In order to market our future products in the EEA (which is comprised of the 27 Member States of the EU plus Norway, Iceland and Liechtenstein, and the United Kingdom until the end of the transition period on December 31, 2020 provided for in the Withdrawal Agreement between the EU and the United Kingdom) and many other foreign jurisdictions, we must obtain separate regulatory approvals. More concretely, in the EEA, medicinal products can only be commercialized after obtaining a Marketing Authorization, or MA. There are two types of marketing authorizations:

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
Employees
As of December 31, 2019, we had 25 employees. None of our employees is subject to a collective bargaining agreement or represented by a trade or labor union.
Facilities
Our principal office is located at 3 More London Riverside, London, SE1 2RE, United Kingdom, where we lease office space under three leases that terminate in early 2022. We also lease office space at 434 West 33rd Street, New York City, New York, under a lease that terminates in 2021. We intend to add new facilities as we add employees, and we believe that suitable additional or substitute space will be available as needed to accommodate any such expansion of our operations.
Legal Proceedings
We are not subject to any material legal proceedings.
C. Organizational Structure.
We have two wholly-owned subsidiaries, Verona Pharma Inc., which is incorporated in the United States in the State of Delaware, and Rhinopharma Ltd., which is incorporated in Canada.
D. Property, Plants and Equipment.
Our principal office is located at 3 More London Riverside, London SE1 2RE, United Kingdom, where we lease office space. We also lease office space in Manhattan, New York. The office space in these two locations is held under six leases that terminate between October 2021 and February 2022. We intend to add new facilities as we add employees, and we believe that suitable additional or substitute space will be available as needed to accommodate any such expansion of our operations.

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

ITEM 4A: UNRESOLVED STAFF COMMENTS
None.

ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS
A. OPERATING RESULTS
Overview
We are a clinical-stage biopharmaceutical company focused on developing and commercializing innovative therapeutics for the treatment of respiratory diseases with significant unmet medical need. Our product candidate, ensifentrine (RPL554) is an investigational, potential first-in-class, inhaled, dual inhibitor of the enzymes phosphodiesterase 3 and 4, or PDE3 and PDE4, that is designed to act as both a bronchodilator and an anti-inflammatory agent. We are not aware of any other single compound in clinical development or approved by the U.S. Food and Drug Administration, or FDA, nor the European Medicines Agency, or EMA, for the treatment of respiratory diseases that acts as both a bronchodilator and anti-inflammatory agent. We believe ensifentrine has the potential to be the first novel class of bronchodilator in over 40 years. A nebulized formulation of ensifentrine has currently completed Phase 2 clinical development for the treatment of chronic obstructive pulmonary disease, or COPD, and we are preparing to meet with the FDA to discuss plans for Phase 3 clinical trials, which we expect to commence in the third quarter of 2020, subject to FDA feedback and to funding.
Successful Phase 1 and 2 studies have been completed with nebulized ensifentrine in healthy volunteers and in patients with cystic fibrosis, or CF, chronic asthma and allergic rhinitis, in addition to COPD. A Phase 2 study in COPD with ensifentrine formulated in a dry powder inhaler, or DPI, has been completed, with positive clinical results reported in August 2019. A Phase 2 study in COPD with ensifentrine formulated in a pressurized metered dose inhaler, or MDI, is ongoing with clinical results expected in the second half of 2020. We intend to develop ensifentrine as a nebulized therapy for the treatment of COPD.
For the past 40 years, the treatment of COPD has been dominated by three classes of inhaled therapies approved for use by the FDA or EMA: antimuscarinic agents and beta2-agonists, both available as either short-acting or long-acting bronchodilators, and inhaled corticosteroids, or ICS, known for their anti-inflammatory effects. However, despite existing treatment with one or multiple combinations of these therapies, and owing to the progressive and incurable nature of COPD, many COPD patients on maximum inhaled therapy still experience significant lung function impairment and symptoms for which limited further approved treatment options are available. One such treatment is an oral formulation of a PDE4 inhibitor (roflumilast) with anti-inflammatory properties, although frequency of adverse events has limited its use in COPD patients. Clinicians have expressed desire to use this oral PDE4 inhibitor in more patients were it not for the adverse events. We believe this suggests that ensifentrine has potential to become an important treatment for COPD and other respiratory diseases if our late-stage clinical program demonstrates favorable efficacy, safety and tolerability results for the compound.
We have completed fifteen Phase 1 and Phase 2 clinical trials with ensifentrine, which have enrolled over 1,300 subjects with COPD, asthma, cystic fibrosis, or allergic rhinitis or healthy volunteers. In our clinical trials, treatment with ensifentrine has been repeatedly observed to result in statistically significant improvements in lung function as compared to placebo, whether dosed alone or in combination with commonly used short- and long-acting classes of bronchodilators, with or without ICS. Statistically significant means that there is a low statistical probability, typically less than 5%, that the observed results in a study or a trial occurred by chance alone.
In two Phase 2b clinical trials of nebulized ensifentrine as a maintenance treatment for COPD, patients with moderate-to-severe COPD treated with ensifentrine showed clinically meaningful and statistically significant improvements in reported COPD symptom scores. In addition, our clinical trials have also shown clinically meaningful and statistically significant improvements in certain measures of lung function following combined treatment with ensifentrine as add-on to other approved bronchodilators; COPD patients experienced a marked reduction in residual lung volume, which is believed to be related to one of the most debilitating symptoms, breathlessness. The rapid onset of action observed when adding ensifentrine on top of tiotropium, a commonly used LAMA, was also notable, and may be particularly helpful to those patients suffering from morning breathlessness. We believe that the clinical effects observed with ensifentrine are driven by its bronchodilator, anti-inflammatory and mucociliary clearance mechanisms.
Ensifentrine has been observed to be well tolerated in our clinical trials to date and has not been observed to result in the gastrointestinal or other side effects commonly associated with roflumilast (branded as Daxas®/Daliresp®), the only PDE4 inhibitor currently on the market for the treatment of COPD.
We believe ensifentrine, having shown improvement in forced expiratory volume in one second, or FEV1 (a measure of lung function), and symptoms (which commonly are a precursor to exacerbations) in clinical trials, may be an attractive additional treatment for COPD patients, if successfully developed and approved. In the United States, approximately three million COPD patients are treated with single bronchodilator (either a LAMA or LABA) therapy. In our clinical trials, ensifentrine has been observed to improve lung function, measured by FEV1, and residual volume, when used in addition to existing approved bronchodilators. As a result, we believe it has potential to meet the need for a safe and effective dual bronchodilator/anti-inflammatory treatment regimen as an add-on to other therapies, for example, a LAMA.Verona has completed a pilot Phase 2 study in CF patients , the results of which support the continued development of ensifentrine as a possible new treatment for CF patients. We believe ensifentrine, if approved, has the potential to become a novel treatment option for these patients. We may also explore, alone or with a collaborator, the development of ensifentrine to treat asthma and other respiratory diseases.
In January 2020, we reported top-line results from our 4 week 416-patient Phase 2b dose-ranging clinical trial. This trial evaluated four doses of nebulized ensifentrine (0.375 mg, 0.75 mg, 1.5 mg and 3.0 mg) or placebo as an add-on treatment to tiotropium (Spiriva® Respimat®), a commonly used LAMA bronchodilator, in symptomatic patients with moderate-to-severe COPD who required additional treatment.
The trial met its primary endpoint of improved lung function, with ensifentrine plus tiotropium producing a clinically and statistically significant dose-dependent improvement in peak FEV1 at week 4, compared to placebo plus tiotropium. The improvements ranged from 78 mL for the 0.375 mg dose (p=0.0368) to 124 mL for the 3.0 mg dose (p=0.0008) and were maintained over the 4-week study period. Dose-dependent improvements in lung function were observed on both average FEV1 AUC 0-4 hours and FEV1 AUC 0-12 hours. There was also a statistically significant improvement in average FEV1 AUC 0-12 hours of 87 mL for the 3.0 mg dose (p=0.0111), which we believe is supportive of twice daily dosing. Area Under the Curve over 0-12 hours post dose, or FEV1 AUC(0-12hr), was calculated using the trapezoidal rule, divided by the observation time (12 hours) to report in mL, a measure of the aggregate effect over 12 hours.
Additionally, clinically meaningful improvements in health-related quality of life as measured by St. George's Respiratory Questionnaire for COPD (mean SGRQ-C) were observed on top of tiotropium, exceeding the minimal clinically important difference (“MCID”) of 4 units compared to placebo at week 4, with the two highest doses 1.5 mg and 3 mg also achieving statistical significance. The SGRQ-C is a validated instrument that measures impact on overall health, daily life, and perceived well-being in patients with COPD (i.e. change in frequency and severity of COPD symptoms, and impact on activities, social functioning and psychological disturbances related to airways disease). Ensifentrine was well tolerated at all doses with an adverse event profile similar to placebo. We believe that these data support dose selection for our planned Phase 3 program, which we anticipate initiating in the third quarter of 2020, subject to FDA feedback and to funding.
We plan to meet with the FDA in the second quarter of 2020 for an End Of Phase 2 meeting, in which we intend to discuss our clinical data to date and determine the design of our Phase 3 clinical trials.
In August 2019, we announced results from our Phase 2 clinical trial evaluating a DPI formulation of ensifentrine for the maintenance treatment of patients with COPD. The magnitude of improvement in lung function, as measured by FEV1 was highly statistically significant and we believe this supports twice daily dosing of ensifentrine for COPD treatment. Secondary lung function endpoints were also met, and ensifentrine was well tolerated at all dose levels. We believe that delivery of ensifentrine with a hand-held inhalation device, such as the DPI format, could substantially expand the clinical utility and commercial opportunity in COPD treatment.
In January 2019, we announced top-line data from an exploratory Phase 2 three-way crossover pharmacological study in 79 moderate-to-severe COPD patients to study the effect of ensifentrine when added to dual bronchodilators (LAMA/LABA). The study was conducted in the United States and the United Kingdom. Patients were administered ensifentrine 1.5 mg or 6 mg or placebo twice daily for 3 days in addition to a tiotropium/olodaterol fixed dose combination (Stiolto® Respimat®). Patients were allowed to remain on a stable dose of ICS. Data showed a tolerability and safety profile generally in line with previous studies. This study was conducted in the challenging setting of COPD patients treated with what is thought to be "maximal bronchodilator therapy". Although the primary endpoint of a statistically significant improvement in morning peak FEV1 on the third day of dosing was not met, improvement in average FEV1 (additional bronchodilation) following the morning dose on the third day (0 - 4 hours) with 1.5 mg of ensifentrine was statistically significant when added on top of Stiolto® Respimat® compared to placebo added on top of Stiolto® Respimat® (1.5 mg, p=0.039). Statistically significant improvements in evening peak FEV1 (additional bronchodilation) on the third day of dosing, and significant reductions in lung volume after the evening dose of ensifentrine were observed with both the 1.5 mg and 6 mg dose groups, compared to placebo, when administered on top of Stiolto® Respimat® (evening peak FEV1: 1.5 mg, p<0.001; 6 mg p=0.002 (as shown in the graph below); post-evening dose residual volume: 1.5 mg, p=0.002; 6 mg, p=0.036).
In March 2018, we reported data from our Phase 2b parallel group study in 403 patients with COPD in Europe to examine the effect in patients without concomitant bronchodilator therapy. Patients in this study received either placebo or ensifentrine at doses ranging from 0.75 mg to 6 mg twice daily over 4 weeks. Treatment with ensifentrine met the primary endpoint for all doses, showing a statistically significant increase in peak FEV1 compared to placebo (p<0.001) with absolute changes from baseline >200 mL in peak FEV1 after 4 weeks of dosing. In addition, statistically significant improvements in average FEV1 over 12 hours were observed at all doses after the first administration, and this effect was sustained over 4 weeks. Notably, statistically significant and clinically meaningful improvements in total COPD symptoms (p<0.002) and dyspnea (p<0.02) were shown using the EXACT - Respiratory Symptoms (E-RS), a recognized daily patient-reported outcome measure for use in clinical studies of COPD, as well as the Transition Dyspnea Index. We believe that the progressive improvement in COPD symptoms over the 4-week treatment period, which was different from the immediate onset of the bronchodilator response, suggests the involvement of an anti-inflammatory effect.

In March 2018, we reported top-line data from a Phase 2a single-dose PK and pharmacodynamics, or PD, trial in the United Kingdom evaluating ensifentrine in ten CF patients. A PD trial involves the study of the biochemical and physiological effects of a drug and its mechanism of action. The PK profile was consistent with that observed in patients with COPD, although with lower peak serum levels of ensifentrine in CF patients. The serum half-life was dose dependent: 7.5 to 10.1 hours for the 1.5 mg and 6 mg doses, respectively. Ensifentrine elicited a statistically significant increase in average FEV1 in treated patients for the 1.5 mg dose (all time points, p<0.01) and the 6 mg dose (all time points p<0.05) at 4-, 6-, and 8-hour time points. Ensifentrine was observed to be well-tolerated in this patient group with an adverse event profile consistent with other studies with the compound.
We do not have any approved products and, as a result, have not generated any revenue from product sales or otherwise. Ensifentrine is our only current product candidate, and our ability to generate revenue sufficient to achieve profitability will depend on our successful development and eventual commercialization of ensifentrine, if approved, for one or more of its targeted indications. Since our inception, we have incurred significant operating losses. For the years ended December 31, 2018 and 2019 we incurred net losses of £19.9 million and £32.0 million, respectively. As of December 31, 2019, we had an accumulated loss of £100.6 million.
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
As a result of these anticipated expenditures, we will need additional financing to support our continuing operations. Until such time as we can generate significant revenue from product sales, if ever, we expect to finance our operations through a combination of public or private equity or debt financings or other sources, which may include collaborations with third parties. Adequate additional financing may not be available to us on acceptable terms, or at all. Our inability to raise capital as, and when needed would have a negative impact on our financial condition and our ability to pursue our business strategy. We will need to generate significant revenue to achieve profitability, and we may never do so.
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

License Agreement with Ligand (formerly Vernalis)
In February 2005, Rhinopharma Limited, or Rhinopharma, entered into an assignment and license agreement with Vernalis Development Limited, or Vernalis (in October 2018, Vernalis was acquired by, and became a wholly owned subsidiary of, Ligand Pharmaceuticals, Inc., or Ligand). We refer to the assignment and license agreement as the Ligand Agreement. In 2006, we acquired Rhinopharma and all of its rights and liabilities under the Ligand Agreement. Pursuant to the Ligand Agreement, Ligand has assigned to us all of its rights to certain patents and patent applications relating to ensifentrine and related compounds, or the Ligand Patents. We cannot further assign the Ligand Patents to a third party without Ligand's prior consent. Ligand also granted to us an exclusive, worldwide, royalty-bearing license under certain Ligand know-how to develop, manufacture and commercialize products, or the Licensed Products, based on PDE inhibitors developed using Ligand Patents, Ligand know-how and the physical stock of certain compounds, including ensifentrine, which we refer to as the Program IP, in the treatment of human or animal allergic or inflammatory disorders. Pursuant to the Ligand Agreement, we must maintain the Ligand Patents and use commercially reasonable and diligent efforts to develop and commercialize the Licensed Products.
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
Any of these variables with respect to the development of ensifentrine or any other future product candidate that we may develop could result in a significant change in the costs and timing associated with the development of ensifentrine or such future product candidate. For example, if the FDA, the EMA or other regulatory authority were to require us to conduct pre-clinical studies and clinical trials beyond those that we currently anticipate will be required for the completion of clinical development or if we experience significant delays in enrollment in any clinical trials, we could be required to expend significant additional financial resources and time on the completion of our clinical development programs.
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
Taxation
As a U.K. resident trading entity, we are subject to U.K. corporate taxation. Due to the nature of our business, we have generated losses since inception. As a company that carries out extensive research and development activities, we benefit from the U.K. research and development tax credit regime for small or medium sized entities and are currently able to surrender some of our trading losses that arise from our research and development activities for a cash rebate of up to 33.35% of eligible research and development expenditure. The amount of such rebates is currently under review and may in future be subject to certain additional conditions and/or a cap. Qualifying expenditures largely comprise employment costs for research staff, consumables and certain internal overhead costs incurred as part of research projects. In the event we generate revenues in the future, we may benefit from the "patent box" initiative that allows profits attributable to revenues from patents or patented products to be taxed at a lower rate than other revenue of 10%.

Critical Accounting Judgments and Estimates
Our discussion and analysis of our financial condition and results of operations is based on our financial statements, which we have prepared in accordance with IFRS as issued by the IASB. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported expenses during the reporting periods. Actual results may differ from these estimates under different assumptions or conditions.
Our significant accounting policies are more fully described in the notes to our financial statements appearing elsewhere in this Annual Report. We believe that the following accounting policies are the most critical to aid you in fully understanding and evaluating our financial condition and results of operations.
Assumed Contingent Liability
A significant management estimate relates to the probability, amount and timing of any payment relating to the assumed contingent liability under the Ligand Agreement, a provision for which is recorded in our statement of financial position. See “- License Agreement with Ligand,” “Item 4.B. Business Overview - Ligand Agreement” and Note 20 to our Annual Consolidated Financial Statements included elsewhere in this Annual Report. A change in the probability and timing of any payment relating to the assumed contingent liability could result in  a significant fluctuation in our financial results in future periods.
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
Recent Accounting Pronouncements
We refer to Note 2.19 to our Annual Consolidated Financial Statements for the year ended December 31, 2019 included elsewhere in this Annual Report for a discussion of new standards and interpretations not yet adopted by us.
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

Results of Operations
A discussion of the year ended December 31, 2018, compared to the year ended December 31, 2017, has been reported previously in our Annual Report on Form 20-F for the year ended December 31, 2018, filed with the SEC on March 19, 2019, under the heading “Operating and Financial Review and Prospects.”
Comparison of Operations for the Years ended December 31, 2019, and 2018
The following table sets forth our results of operations for the periods indicated. For the convenience of the reader, we have translated pound sterling amounts as of December 31, 2019 at the noon buying rate of the Federal Reserve Bank of New York on December 31, 2019, which was £1.00 to $1.3269. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate as of that or any other date.

	Year Ended December 31,
	2019		2018
	£'000s	$'000s	£'000s
Research and development costs	£(33,476)	$(44,419)	£(19,294)
General and administrative costs	(7,607)	(10,094)	(6,297)
Operating loss	(41,083)	(54,513)	(25,591)
Finance income	2,351	3,120	2,783
Finance expense	(474)	(629)	(1,325)
Loss before taxation	(39,206)	(52,022)	(24,133)
Taxation — credit	7,265	9,640	4,232
Loss for the year	(31,941)	(42,382)	(19,901)
Other comprehensive (loss) / income
Exchange differences on translating foreign operations	(33)	(44)	38
Total comprehensive loss attributable to owners of the company	£(31,974)	$(42,426)	£(19,863)

Comparison of Operations for the Years ended December 31, 2019 and 2018
The operating loss for the year ended December 31, 2019 was £41.1 million (2018: £25.6 million) and the loss after tax for the year ended December 31, 2019 was £31.9 million (2018: £19.9 million).
Research and Development Costs
Research and development costs were £33.5 million for the year ended December 31, 2019 as compared to £19.3 million for the year ended December 31, 2018, an increase of £14.2 million. The cost of clinical trials increased by £12.7 million as there were two active trials in the year ended December 31, 2018, compared to four clinical trials in the year ended December 31, 2019. Pre-clinical costs increased by £0.3 million which was offset by a reduction in contract manufacturing and formulation development costs by £0.4 million. Personnel related costs increased by £1.3 million in the year ended December 31, 2019, compared to the prior year.
General and Administrative Costs
General and administrative costs were £7.6 million for the year ended December 31, 2019 as compared to £6.3 million for the year ended December 31, 2018, an increase of £1.3 million. The increase was primarily attributable to a £0.9 million increase in costs relating to commercial market research, a £0.3 million increase in personnel related costs and a £0.6 million increase in other overhead costs. This was offset by a £0.5 million decrease in share based payments.
Finance Income and Expense
Finance income was £2.4 million for the year ended December 31, 2019 and £2.8 million for the year ended December 31, 2018. The decrease was due to a loss in foreign exchange on cash and short term investments (recorded as a finance expense) compared to £1.9 million gain in the prior year. This was offset by a £1.6 million decrease in the fair value of the warrant liability in the year ended December 31, 2019 compared to an increase in the liability in the year ended December 31, 2018 (which is a non-cash item, recorded as a finance expense).
Finance expense was £0.5 million for the year ended December 31, 2019, as compared to £1.3 million for the year ended December 31, 2018. The movement was due to a decrease in the fair value of the warrant liability (recorded in finance income), compared to an increase of £1.2 million December 31, 2018, both non-cash items. In addition, there was a foreign exchange loss on cash and short-term investments in December 31, 2019 of £0.3 million. In the year ended December 31, 2018, there was a foreign exchange gain (recorded in finance income).
As at December 31, 2019, there was approximately £22.9 million in cash and cash equivalents (2018: £19.8 million) and £7.8 million in short-term investments (2018: £44.9 million).
Taxation
Taxation for the year ended December 31, 2019 amounted to a credit of £7.3 million as compared to a credit of £4.2 million for the year ended December 31, 2018, an increase in the credit amount of £3.1 million. The credits are obtained at a rate of 14.5% of 230% of our qualifying research and development expenditure, and the increase in the credit amount was primarily attributable to our increased expenditure on research and development.

B. Liquidity and Capital Resources
Overview
We do not currently have any approved products and have never generated any revenue from product sales or otherwise. To date, we have financed our operations primarily through the issuances of our equity securities, including warrants.
The Company has incurred recurring losses since inception, including net losses of £31.9 million, £19.9 million and £20.5 million for the years ended December 31, 2019, 2018 and 2017, respectively. In addition, as of December 31, 2019, the Company had an accumulated loss of £100.6 million. The Company expects to continue to generate operating losses for the foreseeable future. As of the issuance date of the annual consolidated financial statements, the Company expects that its cash and cash equivalents, would be sufficient to fund its operating expenses and capital expenditure requirements for at least 12 months from the issuance date of these annual consolidated financial statements. Accordingly, the consolidated financial statements have been prepared on a basis that assumes the Company will continue as a going concern and which contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business.
The Company intends to initiate its Phase 3 program for the maintenance treatment of COPD once it believes it has alignment with the FDA on its planned design for the Phase 3 clinical program. The Company will require significant additional funding to initiate and complete this Phase 3 program and will need to secure the required capital to fund the program.   The Company will seek additional funding through public or private financings, debt financing, collaboration or licensing agreements and other arrangements.  However, there is no guarantee that the Company will be successful in securing additional finance on acceptable terms, or at all, and should the Company be unable to raise sufficient additional funds it will be required to defer the initiation of Phase 3 clinical trials, until such funding can be obtained. This could also force the Company to delay, reduce or eliminate some or all of its research and development programs, product portfolio expansion or commercialization efforts, or pursue alternative development strategies that differ significantly from its current strategy, which could have a material adverse effect on the Company’s business, results of operations and financial condition.
We have no ongoing material financing commitments, such as lines of credit or guarantees, that are expected to affect our liquidity over the next five years, other than leases.
Cash Flows
The table below summaries our cash flows for each of the periods presented. For the convenience of the reader, we have translated pound sterling amounts as of December 31, 2019 at the noon buying rate of the Federal Reserve Bank of New York on December 31, 2019, which was £1.00 to $1.3269. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate as of that or any other date.

	Year Ended December 31,
	2019		2018
	£'000s	$'000s	£'000s
Net cash used in operating activities	£(33,820)	$(44,876)	£(18,111)
Net cash generated from investing activities	37,799	50,155	5,281
Net cash used in financing activities	(426)	(565)	—
Net increase / (decrease) in cash and cash equivalents	£3,553	$4,714	£(12,830)
The increase in net cash used in operating activities to £33.8 million for the year ended December 31, 2019, from £18.1 million for the year ended December 31, 2018, was primarily due to an increase in operating activities of £15.5 million, which principally comprises the increase in clinical trial and other research expenditure amounting to £14.2 million together with an increase in General and Administrative expenditure of £1.3 million, each of which are described further above.
Net cash (used in) / generated from investing activities predominantly reflects the net movement of cash being placed on deposit for more than three months and such deposits maturing, because deposits of more than three months are disclosed as short-term investments, separately from cash. Net cash generated from investing activities was £37.8 million for the year ended December 31, 2019, compared to net cash generated from investing activities of £5.3 million for the year ended December 31, 2018. In 2019, there was a net decrease in short-term deposits of three months or more reflecting a higher value of short-term deposits maturing, and being transferred to cash, than being placed. We balance the objective of obtaining higher interest income from longer-term deposits with short-term liquidity requirements.

There was £0.4 million repayment of finance lease liabilities in financing activities for the year ended December 31, 2019, relating to payments for leased office space. There were no financing activities for the year ended December 31, 2018.
Operating and Capital Expenditure Requirements
As of December 31, 2019, we had an accumulated loss of £100.6 million. We expect to continue to incur significant operating losses for the foreseeable future as we continue our research and development efforts and seek to obtain regulatory approval and commercialization of ensifentrine and any future product candidate we develop.
We anticipate that our expenses will increase substantially if and as we:

▪	initiate and conduct Phase 3 clinical trials for ensifentrine for the maintenance treatment of COPD;

▪	continue the clinical development of our DPI and pMDI formulations of ensifentrine and research and develop other formulations of ensifentrine;

▪	initiate and conduct further clinical trials for ensifentrine for the treatment of acute COPD, CF or any other indication;

▪	initiate and progress pre-clinical studies relating to other potential indications of ensifentrine;

▪	seek to discover and develop additional product candidates;

▪	seek regulatory approvals for any of our product candidates that successfully complete clinical trials;

▪	potentially establish a sales, marketing and distribution infrastructure and scale-up manufacturing capabilities to commercialize any products for which we may obtain regulatory approval;

▪	maintain, expand and protect our intellectual property portfolio;

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
The Company has incurred recurring losses since inception, including net losses of £31.9 million, £19.9 million and £20.5 million for the years ended December 31, 2019, 2018 and 2017, respectively. In addition, as of December 31, 2019, the Company had an accumulated loss of £101.1 million. The Company expects to continue to generate operating losses for the foreseeable future. As of the issuance date of the annual consolidated financial statements, the Company expects that its cash and cash equivalents, would be sufficient to fund its operating expenses and capital expenditure requirements for at least 12 months from the issuance date of these annual consolidated financial statements. Accordingly, the consolidated financial statements have been prepared on a basis that assumes the Company will continue as a going concern and which contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business.
The Company intends to initiate its Phase 3 program for the maintenance treatment of COPD once it believes it has alignment with the FDA on its planned design for the Phase 3 clinical program. The Company will require significant additional funding to initiate and complete this Phase 3 program and will need to secure the required capital to fund the program.   The Company will seek additional funding through public or private financings, debt financing, collaboration or licensing agreements and other arrangements.  However, there is no guarantee that the Company will be successful in securing additional finance on acceptable terms, or at all, and should the Company be unable to raise sufficient additional funds it will be required to defer the initiation of Phase 3 clinical trials, until such funding can be obtained. This could also force the Company to delay, reduce or eliminate some or all of its research and development programs, product portfolio expansion or commercialization efforts, or pursue alternative development strategies that differ significantly from its current strategy, which could have a material adverse effect on the Company’s business, results of operations and financial condition.
To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interest of our shareholders and ADS holders will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect such holders’ rights as a shareholder or ADS holder. Any future debt financing or preferred equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends and may require the issuance of warrants, which could potentially dilute our security holders’ ownership interests.

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
F. Contractual Obligations and Commitments
The Company has contractual commitments for office space, in London and New York. After the adoption of IFRS 16 these are recognized as right of use assets on the Consolidated Statement of Financial Position. As a result they are not disclosed as operating lease liabilities.
The Company has assumed contingent liability payments we may be required to make under the Ligand Agreement because the amount, timing and likelihood of payment are not known. Such additional payment liabilities may be material. See sections titled "— License Agreement with Ligand" and "Business — Ligand Agreement."

In addition, we enter into contracts in the ordinary course of business with contract research organizations, or CROs, to assist in the performance of our research and development activities and other services and products for operating purposes. These contracts generally provide for termination on notice, and therefore are cancelable contracts and not included in the table of contractual liabilities and commitments.

ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Executive Officers and Directors
The following table presents information about our executive officers, directors, and other key members of management, including their ages as of the date of this Annual Report:

Name	Age	Position
Executive Officers
David Zaccardelli, Pharm.D.	55	President, Chief Executive Officer and Director
Piers Morgan	53	Chief Financial Officer
Claire Poll	52	General Counsel
Kathleen Rickard, M.D.	61	Chief Medical Officer
Other Key Management
Richard Hennings	50	Vice President and Commercial Head
Desiree Luthman	60	Vice President, Regulatory Affairs
Tara Rheault	44	Vice President, R&D Operations and Global Project Management
Peter Spargo	58	Senior Vice President, Chemistry Manufacturing and Controls
Non-Executive Directors
Ken Cunningham, M.D.(2)	67	Non-executive Director
David Ebsworth, Ph.D.(1,2,3)	65	Chairman of the Board
Rishi Gupta(2)	42	Non-executive Director
Mahendra Shah, Ph.D.(3)	75	Non-executive Director
Andrew Sinclair, Ph.D.(1)	48	Non-executive Director
Vikas Sinha(1)	56	Non-executive Director
Anders Ullman, Ph.D.(3)	64	Non-executive Director
Martin Edwards, M.D.	64	Non-executive Director
(1)Audit and Risk Committee member
(2)Remuneration Committee member
(3)Governance Committee member
The following are brief biographies of our executive officers and directors:
David Zaccardelli, Pharma.D. Dr. Zaccardelli has served as our President and Chief Executive Officer and on our board of directors since February 2020. From December 2018 until its acquisition by Swedish Orphan Biovitrum for up to $915 million in November 2019, Dr. Zaccardelli served as President and CEO of Dova Pharmaceuticals, a US company developing therapeutics for rare diseases. Previously, he was Acting CEO of Cempra, from December 2016 until the company’s merger with Melinta Therapeutics in November 2017. From 2004 until 2016, Dr Zaccardelli served in several senior management roles at United Therapeutics Corporation, including Chief Operating Officer, Chief Manufacturing Officer and Executive Vice President, Pharmaceutical Development and Operations. Prior to United Therapeutics, he founded and led a start-up company focused on contract research positions and held a variety of clinical research positions at Burroughs Wellcome & Co, Glaxo Wellcome, and Bausch & Lomb Pharmaceutical. Dr. Zaccardelli received a Pharm.D. from the University of Michigan.
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
Kathleen Rickard, M.D. Dr. Rickard has served as our Chief Medical Officer since February 2019. Prior to joining Verona Pharma, Dr. Rickard served in multiple roles at Aerocrine AB, a medical diagnostics product company, including as Chief Medical Officer from April 2011 to January 2019, and as Chief Compliance Officer from April 2014 to January 2019. Prior to Aerocrine, Dr. Rickard was Vice President Clinical Development and Medical Affairs of the Respiratory Medicines Development Centre at GlaxoSmithKline, a pharmaceutical company, and, over a period of 15 years, held a number of other leadership positions in clinical development across GlaxoSmithKline’s global respiratory franchise. Dr. Rickard received an M.D. from Hahnemann University Hospital, Philadelphia.
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
Ken Cunningham, M.D. Dr. Cunningham has served as a Non-Executive Director on our board of directors since September 2015. Dr. Cunningham has over 25 years’ experience in the pharmaceutical industry including leadership roles at several companies focused on developing respiratory medicines. Between 2008 and 2010, he was at SkyePharma plc (now part of Vectura Group plc), initially as Chief Operating Officer and subsequently as Chief Executive Officer where he was involved in the late-stage development of flutiform for asthma. Earlier in his career, Dr. Cunningham held a variety of clinical development and commercial strategy roles at GlaxoWellcome plc and Warner-Lambert. Dr. Cunningham serves as the non-executive chairman of the board of directors of Abzena Holdings (US) LLC and of Medherant Ltd.  Dr. Cunningham received a degree in medicine from St. Mary’s, Imperial College, London University.
Martin Edwards, M.D. Dr. Edwards has served as a Non-Executive Director on our board of directors since April 2019. Since 2003, Dr. Edwards has held various positions at Novo Holdings, a life sciences investment firm, and most recently as part-time Senior Partner. Earlier in his career, he was Corporate VP and Global Head of Drug Development for Novo Nordisk, where he led all aspects of pre-clinical and clinical drug development. Dr. Edwards currently serves on the boards of directors of Kalvista Pharmaceuticals Inc, F2G Ltd, Harmony Biosciences Inc, Karus Therapeutics Ltd, Nuvelution Pharma Inc, and Vantia Therapeutics Ltd. Dr. Edwards trained in physiology and medicine at the University of Manchester. He is a Member of the Royal College of Physicians, a Member with distinction of the Royal College of General Practitioners, a Fellow of the Faculty of Pharmaceutical Medicine and holds a MBA from the University of Warwick.
Rishi Gupta. Mr. Gupta has served as a Non-Executive Director on our board of directors since July 2016. Mr. Gupta was designated for appointment to our board of directors by OrbiMed Private Investments VI, LP, or OrbiMed, pursuant to our relationship agreement with OrbiMed. Since 2002, Mr. Gupta has held various positions at OrbiMed Advisors LLC, a global healthcare investment firm, where he is currently a Partner. Prior to that, he was a healthcare investment banker at Raymond James & Associates, served as manager of corporate development at Veritas Medicine and was a summer associate at Wachtell, Lipton. Mr. Gupta currently is a member of the board of directors of Avitide, Inc., Turnstone Biologics, Inc., Attenua, Inc, EnLiven Therapeutics, Inc, and Pionyr Immunotherapeutics, Inc. Mr. Gupta received an A.B. in biochemical sciences from Harvard College and a J.D. from Yale Law School.
Mahendra Shah, Ph.D. Dr. Shah has served as a Non-Executive Director on our board of directors since July 2016. Dr. Shah was designated for appointment to our board of directors by funds affiliated with Vivo Capital pursuant to our relationship agreement with such funds. Dr. Shah is a successful pharmaceutical entrepreneur and executive and, since March 2010, has served as a Managing Director of Vivo Capital, a healthcare investment firm. Dr. Shah serves as a member of the board of directors of Scilex Pharmaceuticals, Inc., Fortis Inc., Citrine Medicines, Inc., and several private companies in the biopharmaceutical and biotechnology industries. Dr. Shah received his Ph.D. in industrial pharmacy from St. John’s University and a Master’s Degree in Pharmacy from L.M. College of Pharmacy in Gujarat, India.
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
Vikas Sinha. Mr. Sinha has served as a Non-Executive Director on our board of directors since September 2016. Mr. Sinha has over 20 years’ experience working in executive finance roles in the life sciences industry. Mr. Sinha is co-founder and Chief Financial Officer of ElevateBio, Inc., a holding company focused on building cell and gene therapy companies. He also serves as President and Chief Financial Officer of AlloVir, Inc., an ElevateBio portfolio company. From 2005 to 2016, Mr. Sinha was the Chief Financial Officer of Alexion Pharmaceuticals, Inc., a biotechnology company, where he was responsible for finance, business development, strategy, investor relations and IT. Prior to joining Alexion, Mr. Sinha held various positions with Bayer AG in the United States, Japan, Germany and Canada, including Vice President and Chief Financial Officer of Bayer Pharmaceuticals Corporation in the United States and Vice President and Chief Financial Officer of Bayer Yakuhin Ltd. in Japan. Mr. Sinha holds a master's degree in business administration from the Asian Institute of Management. He is also a qualified Chartered Accountant from the Institute of Chartered Accountants of India and a Certified Public Accountant in the United States.
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
Richard Hennings. Mr. Hennings has served as Vice President and Commercial Head since March 2017. From May 2016 to March 2017, Mr. Hennings was the Global Marketing Director for AstraZeneca UK Limited, a biopharmaceutical company. Since July 2015, Mr. Hennings has been a director of Hennings Consulting Ltd., where he consults with healthcare organizations on commercial strategy. From January 2012 to June 2015, Mr. Hennings held various positions at Gilead Sciences, Inc., a biopharmaceutical company, most recently as Commercial Director — EMEA Planning & Operations. Mr. Hennings received a bachelor's degree in applied chemistry from the University of Portsmouth.
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

B. Compensation
Executive Officer Remuneration
The following table sets forth the approximate remuneration paid during the year ended December 31, 2019, to our current executive officers, who are the members of our administrative, supervisory, and management bodies.

Name and Principal Position	Salary (£)	Bonus(1) (£)	Option Awards(2) (£)	All Other Compensation(3) (£)	Total (£)
David Zaccardelli	—	—	—	—	—
President and Chief Executive Officer (4)
Piers Morgan	243,000	59,535	179,413	14,580	496,528
Chief Financial Officer
Kathleen Rickard	272,901	263,227	265,132	5,307	806,567
Chief Medical Officer
Claire Poll	214,000	67,410	128,151	6,420	415,981
General Counsel
Total	729,901	390,172	572,696	26,307	1,719,076

(1)	Amount shown reflect bonuses awarded for achievement of performance goals, including retention bonuses in 2019.

(2)
Amount shown represents the aggregate grant date fair value of option and restricted share units awards granted in 2019 measured using the Black Scholes model. For a description of the assumptions used in valuing these awards, see note 16 to our Annual Consolidated Financial Statements included elsewhere in this Annual Report.

(3)	Amount shown represents health benefits payments and pension contributions made by us.

(4)	Dr. Zaccardelli was appointed as our President and Chief Executive Officer, effective as of February 1, 2020.

Executive Officer Employment Agreements
David S. Zaccardelli, Pharm.D.
We entered into an employment agreement with Dr. Zaccardelli on February 1, 2020. This agreement entitles Dr. Zaccardelli to receive an annual base salary of $750,000, which is payable in part in cash and in part in restricted stock units, or the Annual RSUs, and a target annual bonus opportunity of 50% of his annual base salary. The Annual RSUs vest in equal quarterly installments during the calendar year in which the grant occurs, subject to continued employment. Pursuant to his employment agreement, Dr. Zaccardelli is also entitled to receive (i) an award of restricted stock units, subject to approval at our annual general meeting of shareholders in 2020, equal to 4% of our outstanding ordinary shares and (ii) an additional award of restricted units if the Company raises additional equity capital during fiscal year 2020, which is intended to result in Dr. Zaccardelli’s equity awards (other than the portion of his base salary payable in restricted stock units) being equal to 4% of our outstanding ordinary shares on the applicable date of issuance. These awards of restricted stock units will vest as to 25% on the first anniversary of Dr. Zaccardelli’s employment commencement date and as to the remainder in quarterly installments thereafter over the following three years, subject to continued employment.
If Dr. Zaccardelli’s employment is terminated by us without "Cause" or by Dr. Zaccardelli for "Good Reason" (as each such term is defined in his offer agreement), then, subject to his signing and not revoking a general release of claims, he is entitled to receive (i) 18 months (or 12 months if the termination occurs after the second anniversary of Mr. Zaccardelli’s employment commencement date) of base salary continuation and continued payment of premiums for continued medical coverage under COBRA, (ii) an amount equal to 150% (or 100% if the termination occurs after the second anniversary of Dr. Zaccardelli’s employment commencement date) of Dr. Zaccardelli’s full annual discretionary bonus, calculated as though all applicable objectives have been achieved for the year of termination, (iii) payment of all accrued and unused paid time-off, and (iv) full accelerated vesting of any outstanding, unvested equity awards under our share and share option schemes (with any performance-vesting awards become vested based on target level attainment), provided that if such termination occurs prior to the first anniversary of Dr. Zaccardelli’s employment commencement date, the awards will become vested as to the portion that would have otherwise vested on or prior to the first anniversary of Dr. Zaccardelli’s employment commencement date.
If payments to Dr. Zaccardelli would constitute a "parachute payment" within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended, or the Code, and would be subject to the excise tax imposed by

Section 4999 of the Code, then such payment would be reduced to either (i) the largest portion of the payment that would result in no portion of the payment being subject to the excise tax or (ii) the largest portion of the payment, whichever of (i) or (ii) would result in Dr. Zaccardelli’s receipt, on an after-tax basis, of the greater amount of the payment. Dr. Zaccardelli has also agreed to refrain from competing with us or soliciting our customers or prospective customers for a period of one year following his termination of employment.
Jan-Anders Karlsson, Ph.D.
We and Dr. Karlsson entered into a separation agreement, or the Karlsson Separation Agreement, pursuant to which we and Dr. Karlsson agreed that he would no longer serve as chief executive officer, director or officer, effective as of February 2, 2020, and that his employment with us will terminate effective as of February 28, 2020, or the Separation Date. Dr. Karlsson agreed to help transition his duties to Dr. Zaccardelli. Pursuant to the Karlsson Separation Agreement, Dr. Karlsson agreed to execute a general release of claims, or the Karlsson Settlement Agreement, and he is entitled to receive cash severance payments in the aggregate amount of £982,160, payments for continued medical and life insurance benefits until the first anniversary of the Separation Date and continued pension contributions until the first anniversary of the Separation Date, subject to his compliance with the terms of the Karlsson Separation Agreement, the Karlsson Settlement Agreement and his employment agreement. Additionally, equity awards will either be vested as of the Separation Date, will be forfeited as of the Separation Date, or will be unvested as of the Separation Date and will either vest according to the applicable vesting schedule, or will be forfeited as of February 28, 2021, unless an earlier change in control event occurs, Dr. Karlsson dies or we breach the terms of the Karlsson Separation Agreement or the Karlsson Settlement Agreement.
Kathleen Rickard, M.D.
We entered into an offer letter with Dr. Rickard on December 13, 2018, pursuant to which she agreed to serve as our Chief Medical Officer, effective February 1, 2019. This agreement entitles Dr. Rickard to receive an annual base salary of $390,000 and a target annual bonus opportunity of 40% of her annual base salary, with the amount of any such bonus based on performance criteria for our company and her individual performance, as determined by the board of directors in its sole discretion. Dr. Rickard was also entitled to receive a sign-on bonus of $50,000, payable on the date of the offer letter, and is entitled to receive a retention bonus of $250,000, with $125,000 payable on April 1, 2019 and $125,000 payable on April 1, 2020, subject to Dr. Rickard being employed at the applicable date of payment and with the condition that each retention bonus payment is repayable if she resigns or is terminated for "Cause" within 12 months of payment. Subject to the approval of our board of directors and our share dealing policy, Dr. Rickard's offer letter also entitled her to receive a stock option to purchase 70,000 of our ADSs and to be issued 15,000 restricted stock units with respect to ADSs under the terms of the Company's equity incentive plan, half of which vests in equal proportions on the first, second and third anniversary of the grant date and half in equal proportions on the first, second, third and fourth anniversary of the grant date, subject to accelerated vesting upon a change in control. The exercise price of the stock option to purchase ADSs will be determined according to the terms of the Company's equity incentive plan at the date of grant. The offer letter with Dr. Rickard also provides that she is entitled to participate in the Company's 401(k) plan and healthcare plans generally available from time to time to employees of the Company based in the U.S.
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
We and Mr. Morgan entered into a separation agreement, or the Morgan Settlement Agreement, pursuant to which we and Mr. Morgan agreed that his employment with us will terminate effective as of February 28, 2020, or the Separation Date. The Morgan Settlement Agreement contains a general release of claims in our favour. Pursuant to the Morgan Settlement Agreement, Mr. Morgan is entitled to cash severance payments in the aggregate amount of £276,550, payments for continued life insurance benefits for six months following the Separation Date and continued pension contributions for six months following the Separation Date, subject to his compliance with the terms of the Morgan Settlement Agreement and his employment agreement. Additionally, equity awards will either be vested as of the Separation Date, or will be forfeited as of the Separation Date.
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
Mark W. Hahn
We entered into an employment agreement with Mark Hahn on February 1, 2020 pursuant to which he agreed to commence employment with us on February 1, 2020 and serve as our Chief Financial Officer, effective March 1, 2020. This agreement entitles Mr. Hahn to receive an annual base salary of $500,000, which is payable in part in cash and in part in restricted stock units, or the Hahn Annual RSUs, and a target annual bonus opportunity of 50% of his annual base salary. The Hahn Annual RSUs vest in equal quarterly installments during the calendar year in which the grant occurs, subject to continued employment. Pursuant to his employment agreement, and subject to approval at our annual general meeting of shareholders in 2020, Mr. Hahn is also entitled to receive (i) an award of restricted stock units equal to 3% of our outstanding ordinary shares, or the First RSU Award, and (ii) an additional award of restricted stock units during or prior to our first open trading window following the date that is six months after his employment commencement date, or the Reference Date, equal to 1% of our outstanding ordinary shares, or the Second RSU Award. The First RSU Award and the Second RSU Award will vest as to 25% on the first anniversary of Mr. Hahn’s employment commencement date or the Reference Date, respectively, and as to the remainder in quarterly installments thereafter over the following three years, subject to continued employment. In the event that the Company raises additional equity capital during fiscal year 2020, which is intended to result in Mr. Hahn’s equity awards (other than the portion of his base salary payable in restricted stock units) being equal to 4% of our outstanding ordinary shares on the applicable date of issuance. These awards of restricted stock units will vest as to 75% of the award, on the same vesting schedule as the First RSU Award, and as to 25% of the award, on the same vesting schedule as the Second RSU Award, subject to continued employment.
If Mr. Hahn’s employment is terminated by us without "Cause" or by Mr. Hahn for "Good Reason" (as each such term is defined in his offer agreement), then, subject to his signing and not revoking a general release of claims, he is entitled to receive (i) 18 months (or 12 months if the termination occurs after the second anniversary of Mr. Hahn’s employment commencement date) of base salary continuation and continued payment of premiums for continued medical coverage under COBRA, (ii) an amount equal to 150% (or 100% if the termination occurs after the second anniversary of Mr. Hahn’s employment commencement date) of Mr. Hahn’s full annual discretionary bonus, calculated as though all applicable objectives have been achieved for the year of termination, (iii) payment of all accrued and unused paid time-off and (iv) full accelerated vesting of any outstanding, unvested equity awards under our share and share option schemes (with any performance-vesting awards become vested based on target level attainment), provided that if such termination occurs prior to the first anniversary of Mr. Hahn’s employment commencement date, the awards will become vested as to the portion that would have otherwise vested on or prior to the first anniversary of Mr. Hahn’s employment commencement date.
If payments to Mr. Hahn would constitute a "parachute payment" within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended, or the Code, and would be subject to the excise tax imposed by Section 4999 of the Code, then such payment would be reduced to either (i) the largest portion of the payment that would result in no portion of the payment being subject to the excise tax or (ii) the largest portion of the payment, whichever of (i) or (ii) would result in Mr. Hahn’s receipt, on an after-tax basis, of the greater amount of the payment. Mr. Hahn has also agreed to refrain from competing with us or soliciting our customers or prospective customers for a period of one year following his termination of employment.
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
Shares Available for Awards
An aggregate of 6,333,000 of our ordinary shares were initially made available for issuance under the 2017 Incentive Plan. The number of shares initially available for issuance will be increased by an annual increase on January 1 of each calendar year beginning in 2018 and ending in and including 2027 equal to the least of (A) 4% of our ordinary shares outstanding on the final day of the immediately preceding calendar year and (B) a smaller number of shares determined by our board of directors. As of January 1, 2020, the number of shares available for issuance was 5,499,058. Pursuant to the terms of the 2017 Incentive Plan, awards may be issued under the 2017 Incentive Plan covering ADSs in lieu of the number of our ordinary shares that such ADSs represent. No more than 5,000,000 shares may be issued under the 2017 Incentive Plan upon the exercise of incentive options. Shares issued under the 2017 Incentive Plan may be authorized but unissued shares, shares purchased on the open market, treasury shares or ADSs.

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

2019 Grants
The following table summarizes the options that we granted to our directors and executive officers under the 2017 Incentive Plan in 2019:

Name	Ordinary Shares Underlying Options	Exercise Price Per Share (£)	Grant Date	Expiration Date

Kathleen Rickard	560,000	0.57	April 01, 2019	March 29, 2029
Piers Morgan	359,430	0.57	April 01, 2019	March 29, 2029
Claire Poll	256,735	0.57	April 01, 2019	March 29, 2029

The following table summarizes the RSUs that we granted on April 1, 2019, to our directors and executive officers under the 2017 Incentive Plan in 2019:

Name	Restricted Share Units Granted
Kathleen Rickard	120,000
Piers Morgan	93,247
Claire Poll	66,603

The options and RSUs vest as to 50% of the ordinary shares in three substantially equal annual installments following the grant date and as to 50% of the ordinary shares in four substantially equal annual installments following the grant date.
Non-Employee Directors Remuneration
The following table sets forth the remuneration paid during 2019 to our current non-employee directors:

Name	Fees (£)	Total (£)
David Ebsworth	108,000	108,000
Anders Ullman	30,000	30,000
Ken Cunningham	40,000	40,000
Rishi Gupta	30,000	30,000
Mahendra Shah	30,000	30,000
Vikas Sinha	42,000	42,000
Andrew Sinclair	30,000	30,000
Martin Edwards	22,500	22,500
Non-Employee Director Service Contracts
The remuneration of the non-executive directors is determined by our board as a whole, based on a review of current practices in other companies. We have entered into service contracts with our directors for their services, which are subject to a three-month termination period.
Pension, Retirement or Similar Benefits
We operate a defined contribution pension scheme which is available to all UK employees. The total amount set aside or accrued by us to provide pension, retirement or similar benefits to our current directors and our executive officers with respect to 2019 was £30,000, which represents contributions made by us in 2019 in respect of a defined contribution scheme in which Ms. Poll, Ms. Rickard, and Mr. Morgan participated.

C. Board Practices
Composition of our Board of Directors
Our Board is comprised of nine members. In accordance with our Articles of Association, one third of our directors retire from office at every annual general meeting of shareholders. However, if the number of directors serving on our Board is not divisible by three, then the number nearest but not exceeding 33.3% shall retire from office at each annual general meeting of shareholders. Retiring directors are eligible for re-election and, if no other director is elected to fill his or her position and the director is willing, shall be re-elected by default.
The expiration of the current terms of the members of our board of directors and the period each member has served in that term are as follows:

Name	Year Current Term Began	Next year of re-election
David Zaccardelli, Pharma.D.	2020	2020
David Ebsworth, Ph.D.	2018	2021
Ken Cunningham, M.D.	2015	2022
Rishi Gupta	2016	2020
Mahendra Shah, Ph.D.	2016	2020
Andrew Sinclair, Ph.D.	2016	2022
Vikas Sinha	2016	2020
Anders Ullman, M.D., Ph.D.	2018	2021
Martin Edwards, M.D.	2019	2021
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
The Audit and Risk Committee's responsibilities include, among other things:

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
The Remuneration Committee's responsibilities include, among other things:

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
The Nomination and Governance Committee's responsibilities include, among other things:

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
D. Employees
As of December 31, 2019, 2018 and 2017, we had 24, 15, and 15 employees, respectively, of which 13, 11, and 10 were based in the United Kingdom, respectively, and the remainder of which were based outside the United Kingdom. All of our employees were engaged in either administrative or research and development functions. None of our employees are covered by a collective bargaining agreement.
E. Share Ownership
For information regarding the share ownership of members of our board and executive officers and arrangements involving our employees in our share capital, see Item 6.B. Compensation, Item 7.A. Major Shareholders and Item 7.B. Related Party Transactions.

ITEM 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. MAJOR SHAREHOLDERS
The following table sets forth information relating to the beneficial ownership of our ordinary shares as of December 31, 2019, by:

▪	each person, or group of affiliated persons, that beneficially owns 3% or more of our outstanding ordinary shares (including ordinary shares in the form of our ADSs);

▪	each member of our board of directors and each of our executive officers; and

▪	all board members and executive officers as a group.
The number of ordinary shares beneficially owned by each entity, person, board member or executive officer is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days of December 31, 2019, through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares held by that person.
The percentage of ordinary shares beneficially owned is computed on the basis of 105,326,638 of our ordinary shares outstanding as of December 31, 2019. Ordinary shares that a person has the right to acquire within 60 days of December 31, 2019 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all board members and executive officers as a group. As of December 31, 2019, 56,045,857 ordinary shares, representing 53% of our issued and outstanding ordinary shares (including ordinary shares in the form of our ADSs), were held by 15 U.S. record holders. Unless otherwise indicated below, the address for each beneficial owner listed is c/o Verona Pharma plc, 3 More London Riverside, London SE1 2RE UK.

	Number of Shares Beneficially Owned
Name and address of beneficial owner	Number	Percentage
3% or Greater Shareholders:
Novo A/S (1)	14,159,611	13.22%
Vivo Capital affiliates (2)	13,811,584	12.88%
OrbiMed Private Investments VI, LP (3)	11,871,112	11.07%
Growth Equity Opportunities Fund IV, LLC (4)	11,527,019	10.76%
Abingworth Bioventures VI, LP (5)	8,619,765	8.08%
venBio Select Advisor (6)	7,000,000	6.65%
Polar Capital Holdings plc (7)	5,368,819	5.09%
Tekla Capital affiliates (8)	5,296,845	4.99%
Aisling Capital IV, LP (9)	4,138,643	3.91%
Executive Officers and Directors:
David Zaccardelli, Pharm.D	—	—
Piers Morgan (10)	1,712,362	1.60%
Kathleen Rickard, M.D.	—	—
Claire Poll (11)	799,141	*
Ken Cunningham, M.D.	—	—
Martin Edwards	—	—
David Ebsworth, Ph.D.(12)	400,303	*
Rishi Gupta	—	—
Mahendra Shah, Ph.D.	—	—
Andrew Sinclair, Ph.D.	—	—
Vikas Sinha (13)	102,478	*
Anders Ullman, Ph.D.	—	—
All executive officers and directors as a group (12 persons)	3,014,284	2.83%
* Less than 1%.

(1)
Consists of (a) 12,389,985 ordinary shares held directly by Novo A/S, or Novo, and (b) warrants to purchase 1,769,626 ordinary shares. The board of directors of Novo A/S, or the Novo Board, has shared investment and voting control over the securities held by Novo and may exercise such control only with the support of a majority of the Novo Board. As such, no individual member of the Novo Board is deemed to hold any beneficial ownership or reportable pecuniary interest in the securities held by Novo. Beneficial ownership information is based on information known to us and a Schedule 13D filed with the SEC on April 2, 2019. Novo's mailing address is Tuborg Havnevej 19, Hellerup, G7 2900, Denmark

(2)
Consists of (a) 2,388,728 ordinary shares held directly by Vivo Ventures Fund VI, L.P., or Vivo VI, of which 1,126,760 are held in the form of ADSs, (b) warrants to purchase 370,871 ordinary shares held directly by Vivo VI, (c) warrants to purchase 2,717 ordinary shares held directly by Vivo Ventures VI Affiliates Fund, L.P., or Vivo Affiliates VI, (d) 9,554,917 ordinary shares held directly by Vivo Ventures Fund VII L.P., or Vivo VII, of which 4,507,040 are held in the form of ADSs, (e) warrants to purchase 1,462,477 ordinary shares held directly by Vivo VII, (f)  warrants to purchase 31,874 ordinary shares held directly by Vivo Ventures VII Affiliates Fund, L.P., or Vivo Affiliates VII. Vivo Ventures VI, LLC , or Vivo Ventures VI, is the sole general partner of Vivo VI and Vivo Affiliates VI. Vivo Ventures VII, LLC, or Vivo Ventures VII, is the sole general partner of Vivo VII and Vivo Affiliates VII. Vivo Ventures VI and Vivo Ventures VII disclaim beneficial ownership of all shares held by Vivo VI, Vivo Affiliates VI, Vivo VII and Vivo Affiliates VII except to the extent of any pecuniary interest therein. The managing members of Vivo Ventures VI are Drs. Albert Cha, Edgar Engleman and Frank Kung, each of whom may be deemed to have shared voting and dispositive power of the shares held by Vivo VI and Vivo Affiliates VI. The managing members of Vivo Ventures Vll are Drs. Albert Cha, Edgar Engleman, Frank Kung, Chen Yu and Mr. Shan Fu, each of whom may be deemed to have shared voting and dispositive power of the shares held by Vivo Vll and Vivo Affiliates Vll. Mahendra Shah, the Managing Director of Vivo Capital, is a member of our Board of Directors and disclaims beneficial ownership of these shares except to the extent of his pecuniary interest arising as a result of his employment by Vivo Capital. Beneficial ownership information is based on information known to us and Forms TR-1 provided to us on May 30, 2017. Vivo Capital's mailing address is 505 Hamilton Avenue, Suite 200, Palo Alto, CA 94301.

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

(6)
Consists of 7,000,000 ordinary shares held in the form of ADSs by VenBio Select Advisor. This information is based on information known to us. The mailing address for VenBio Select Advisor is 120 W 45th St #2802, New York, NY 10036

(7)
Consists of 5,300,000 ordinary shares of which (a) 4,500,000 ordinary shares are held directly by Polar Biotechnology Fund, or PBF, (b) 800,000 are held by PBF in the form of ADSs, and (c) warrants to purchase 68,819 ordinary shares held directly by PBF. PBF and PCGH are managed by Polar Capital Holdings plc, or PCH. Beneficial ownership information is based on a TR-1 provided to us on September 9, 2019 and information known to us.

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

(10)
Consists of (a) 147,009 ordinary shares, (b) 238,420 ordinary shares issuable from restricted stock units that will vest within 60 days of December 31, 2019 and (c) 1,326,933 options to purchase ordinary shares that are, or will be within 60 days of December 31, 2019, immediately exercisable.

(11)	Consists of (a) 130,575 ordinary shares and (b) 668,566 options to purchase ordinary shares that are, or will be within 60 days of December 31, 2019, immediately exercisable.

(12)	Consists of (a) 395,387 ordinary shares and (b) warrants to purchase 4,916 ordinary shares.

(13)	Consists of (a) 22,222 ordinary shares and (b) options to purchase 80,256 ordinary shares that are or will be immediately exercisable withint 60 days of December 31, 2019.
To our knowledge, other than as provided in the table above, our other filings with the SEC and this Annual Report, there has been no significant change in the percentage ownership held by any major shareholder since January 1, 2017.
The major shareholders listed above do not have voting rights with respect to their ordinary shares that are different from the voting rights of other holders of our ordinary shares.
B. Related Party Transactions.
The following is a description of related party transactions we have entered into since January 1, 2019 or currently in effect with any member of our board of directors and executive officers.

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
Agreements with Our Executive Officers and Directors
We have entered into employment agreements with certain of our executive officers and service agreements with our non‑employee directors. See Item 6.B. Compensation and Note 8 of our Annual Consolidated Financial Statements included elsewhere in this Annual Report.
Other Transactions
At December 31, 2019, there was a receivable of £nil (2018: £126 thousand) due from one director and two key management personnel relating to tax due on RSUs that vested in the year ended December 31, 2018. This receivable was repaid, together with interest at a rate of 3.9% per annum, by March 6, 2019. The Company notes that the transaction that generated this receivable was potentially a breach of Section 402 of the Sarbanes-Oxley Act of 2002. See Item 3.D. Risk Factors-Risks Related to Our ADSs and Ordinary Shares. We may have inadvertently violated Section 13(k) of the Exchange Act (implementing Section 402 of the Sarbanes-Oxley Act of 2002) and may be subject to sanctions as a result.
In the year ended December 31, 2019, a director provided consultancy services for £26 thousand (2018: £26 thousand).
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
B. Significant Changes.
There have been no significant changes since December 31, 2019.

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
B. Memorandum and Articles of Association.

A copy of our Articles of Association is attached as Exhibit 1.1 to this Annual Report. The information called for by this Item is set forth in Exhibit 2.5 to this Annual Report and is incorporated by reference into this Annual Report.
C. Material Contracts.
In addition to the contracts described elsewhere in this Annual Report, the following are summaries of each material contract, other than material contracts entered into in the ordinary course of business, to which we are a party for the two years preceding the date of this Annual Report.
Lease
Our principal office is located at 3 More London Riverside, London SE1 2RE, United Kingdom, where we lease office space. We also lease office space in New York , New York. The office space in these two locations is held under four leases that terminate in 2020 and 2021. We pay £0.5 million per year under these leases. We intend to add new facilities as we add employees, and we believe that suitable additional or substitute space will be available as needed to accommodate any such expansion of our operations.
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
Passive Foreign Investment Company ("PFIC") Rules
Because we did not earn revenue from our business operations during the year ended December 31, 2019, and because our sole source of income currently is interest on bank accounts held by us, we believe we will likely be classified as a PFIC for the taxable year ended December 31, 2019. A non-U.S. corporation will be classified as a PFIC for any taxable year in which, after applying certain look-through rules, either:

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
Disclosure Controls and Procedures.
Our management, with the participation of our principal executive officer and principal financial officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a- 15(e) and 15d- 15(e) under the Exchange Act), as of the end of the period covered by this Annual Report. Based on such evaluation, our principal executive officer and principal financial officer have concluded that as of December 31, 2019, our disclosure controls and procedures were effective.
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

Based on this assessment, our management concluded that, as of December 31, 2019, our internal control over financial reporting was effective.
Attestation Report of the Registered Public Accounting Firm
This Annual Report does not include an attestation report of our registered public accounting firm due to an exemption established by the JOBS Act for “emerging growth companies.”
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
ITEM 16B: CODE OF ETHICS
Code of Business Conduct and Ethics
We have adopted a Code of Business Conduct and Ethics, or the Code of Conduct, that is applicable to all of our employees, executive officers, including our principal executive, principal financial and principal accounting officers, members of our board of directors, and consultants. The Code of Conduct is available on our website at www.veronapharma.com. We will provide a copy of our Code of Conduct to any person without charge upon written request sent to:
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

ITEM 16C: PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table summarizes the fees of PricewaterhouseCoopers LLP, our independent registered public accounting firm, billed to us for each of the last two fiscal years for audit and other services:

Fee Category	2019	2018
	£'000s	£'000s
Audit Fees	148	114
Audit-Related Fees	52	68
Other Services	67	86
Total Fees	267	268
Audit-Related Fees
For the years ended December 31, 2019 and 2018, audit related services include fees for quarterly interim reviews.
Tax Fees
We did not incur any tax fees for services from PricewaterhouseCoopers LLP in 2019 or 2018.
All Other Fees
For the year ended December 31, 2019 other fees related to advice relating to fund raising.
For the year ended December 31, 2018, other fees related to a review of the Company’s F-3 shelf registration statement.
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

ITEM 18: FINANCIAL STATEMENTS
The financial statements required under this Item 18 are filed as part of this Annual Report beginning on page F-1.The audit report of PricewaterhouseCoopers LLP, independent registered public accounting firm, is included herein preceding the financial statements.

ITEM 19: EXHIBITS

			Incorporated by Reference to Filings Indicated

Exhibit Number	Exhibit Description	Form	File No.	Exhibit No.	Filing date	Filed / Furnished

1.1	Articles of Association, as amended and as currently in effect	F-1	333-217124	3.1	4/3/2017

2.1	Deposit Agreement	20-F	001-38067	2.1	2/27/2018

2.2	Form of American Depositary Receipt (included in Exhibit 2.1)	20-F	001-38067	2.2	2/27/2018

2.3	Form of Warrant issued to each of the investors named in Schedule A thereto	F-1	333-217124	4.3	4/3/2017

2.4	Warrant Instrument issued to NPlus1 Singer LLP	F-1	333-217124	4.4	4/3/2017

2.5	Description of Securities					*
4.1	Registration Rights Agreement, dated July 29, 2016, by and among Verona Pharma plc and the investors set forth therein	F-1	333-217124	10.1	4/3/2017

4.2†	Intellectual Property Assignment and Licence Agreement between Vernalis Development Limited and Rhinopharma Limited, as predecessor to Verona Pharma plc, dated February 7, 2005	F-1	333-217124	10.2	4/3/2017

4.3	Renewal Agreement to Lease by and between the Verona Pharma plc and Regus Management (UK) Limited dated October 19, 2017	20-F	001-38067	4.3	3/19/2019

4.3.1	Renewal Agreement to Lease by and between the Verona Pharma plc and Regus Management (UK) Limited dated November 8, 2017	20-F	001-38067	4.3.1	3/19/2019

4.3.2	Renewal Agreement to Lease by and between the Verona Pharma plc and Regus Management (UK) Limited dated April 3, 2018	20-F	001-38067	4.3.2	3/19/2019

4.3.3	Renewal Agreement to Lease by and between the Verona Pharma plc and Regus Management (UK) Limited dated September 16, 2017#1					*

4.3.4	Renewal Agreement to Lease by and between the Verona Pharma plc and Regus Management (UK) Limited dated September 16, 2017#2					*

4.3.5	Renewal Agreement to Lease by and between the Verona Pharma plc and Regus Management (UK) Limited dated September 16, 2017#3					*

4.3.6	Renewal Agreement to Lease by and between the Verona Pharma Inc. and Regus Management Group LLC dated July 16, 2019					*

4.4#	EMI Option Scheme	F-1	333-217124	10.4	4/3/2017

4.5#	Unapproved Share Option Scheme, as amended	F-1	333-217124	10.5	4/3/2017

4.6#	2017 Incentive Award Plan and forms of award agreements thereunder	20-F	001-38067	4.6	2/27/2018

4.7#	Employment Agreement, dated January 28, 2020, between Verona Pharma Inc. and David Zaccardelli, Pharm. D.					*

4.8#	Employment Agreement, dated December 21, 2019, between Verona Pharma plc and Kathleen Rickard	20-F	001-38067	4.3.2	3/19/2019

4.9#	Employment Agreement, dated September 24, 2016, between Verona Pharma plc and Piers John Morgan	F-1	333-217124	10.8	4/3/2017

4.10#	Employment Agreement, dated October 1, 2016, between Verona Pharma plc and Claire Poll	F-1	333-217124	10.9	4/3/2017

4.11	Form of Indemnification Agreement for board members	F-1/A	333-217124	10.11.1	4/18/2017

4.12	Form of Indemnification Agreement for executive officers	F-1/A	333-217124	10.11.2	4/18/2017

4.13	Relationship Agreement relating to Verona Pharma plc, dated July 29, 2016, by and among the Verona Pharma plc, OrbiMed Private Investments VI, LP and NPlus1 Singer Advisory LLP	F-1	333-217124	10.12	4/3/2017

4.14	Relationship Agreement relating to Verona Pharma plc, dated July 29, 2016, by and among the Verona Pharma plc, Abingworth Bioventures VI LP and NPlus1 Singer Advisory LLP	F-1	333-217124	10.13	4/3/2017

4.15	Relationship Agreement relating to Verona Pharma plc, dated July 29, 2016, by and among the Verona Pharma plc, Vivo Ventures Fund VII, L.P., Vivo Ventures VII Affiliates Fund, L.P., Vivo Ventures Fund VI, L.P., Vivo Ventures VI Affiliates Fund, L.P. and NPlus1 Singer Advisory LLP	F-1	333-217124	10.14	4/3/2017

8.1	List of Subsidiaries	F-1	333-217124	21.1	4/3/2017

12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer					*

12.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer					*

13.1	Section 1350 Certification of Chief Executive Officer					**

13.2	Section 1350 Certification of Chief Financial Officer					**

15.1	Consent of PricewaterhouseCoopers LLP					*

101.INS	XBRL Instance Document	*

101.SCH	XBRL Taxonomy Extension Schema Document	*

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document	*

101.LAB	XBRL Taxonomy Extension Label Linkbase Document	*

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document	*

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document	*

*	Filed herewith.

**	Furnished herewith.

#	Indicates management contract or compensatory plan.

†	Confidential treatment granted as to portions of the exhibit. Confidential materials omitted and filed separately with the SEC.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

VERONA PHARMA PLC

By: /s/ David Zaccardelli

Name: David Zaccardelli, Pharm. D
Title: Chief Executive Officer

Date: February 27, 2020

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
Consolidated financial statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Verona Pharma Plc

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Verona Pharma Plc and its subsidiaries (the “Company”) as of December 31, 2019 and 2018, and the related consolidated statements of comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2019, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Change in Accounting Principle

As discussed in Note 2.17 to the consolidated financial statements, the Company changed the manner in which it accounts for its contingent liability in 2019.

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
February 27, 2020

We have served as the Company's auditor since 2015.

VERONA PHARMA PLC
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF DECEMBER 31, 2019 AND 2018

	Notes	As of December 31, 2019	Restated As of December 31, 2018
		£'000s	£'000s
ASSETS
Non-current assets:
Goodwill	11	441	441
Intangible assets	12	2,757	2,618
Property, plant and equipment	13	43	21
Right-of-use assets	14	971	—
Total non-current assets		4,212	3,080

Current assets:
Prepayments and other receivables	15	2,770	2,463
Current tax receivable		7,396	4,499
Short term investments		7,823	44,919
Cash and cash equivalents		22,934	19,784
Total current assets		40,923	71,665
Total assets		45,135	74,745

EQUITY AND LIABILITIES
Capital and reserves attributable to equity holders:
Share capital	16	5,266	5,266
Share premium		118,862	118,862
Share-based payment reserve		10,364	7,923
Accumulated loss		(100,627)	(68,633)
Total equity		33,865	63,418

Current liabilities:
Derivative financial instrument	18	895	2,492
Lease liability	14	460	—
Trade and other payables	19	8,261	7,733
Total current liabilities		9,616	10,225

Non-current liabilities:
Assumed contingent liability	20	1,103	996
Non-current lease liability	14	491	—
Deferred income		60	106
Total non-current liabilities		1,654	1,102
Total equity and liabilities		45,135	74,745
The accompanying notes form an integral part of these consolidated financial statements.

VERONA PHARMA PLC
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

	Notes	Year ended December 31, 2019	Year ended December 31, 2018	Year Ended December 31, 2017
		£'000s	£'000s	£'000s
Research and development costs		(33,476)	(19,294)	(23,717)
General and administrative costs		(7,607)	(6,297)	(6,039)
Operating loss	7	(41,083)	(25,591)	(29,756)
Finance income	9	2,351	2,783	7,018
Finance expense	9	(474)	(1,325)	(2,465)
Loss before taxation		(39,206)	(24,133)	(25,203)
Taxation — credit	10	7,265	4,232	4,706
Loss for the year		(31,941)	(19,901)	(20,497)
Other comprehensive income / (loss):
Items that might be subsequently reclassified to profit or loss
Exchange differences on translating foreign operations		(33)	38	(29)
Total comprehensive loss attributable to owners of the Company		(31,974)	(19,863)	(20,526)
Loss per ordinary share — basic and diluted (pence)	5	(30.3)	(18.9)	(23.4)
The accompanying notes form an integral part of these consolidated financial statements.

VERONA PHARMA PLC
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

	Share Capital	Share Premium	Share-based Payment Reserve	Total Accumulated Losses	Total Equity
	£'000s	£'000s	£'000s	£'000s	£'000s
Balance at January 1, 2017, as previously reported	2,568	58,526	2,103	(28,728)	34,469
Impact of change in accounting policy	—	—	—	484	484
Balance at January 1, 2017 (Restated)	2,568	58,526	2,103	(28,244)	34,953
Loss for the year	—	—	—	(20,497)	(20,497)
Other comprehensive loss for the year:
Exchange differences on translating foreign operations	—	—	—	(29)	(29)
Total comprehensive loss for the year	—	—	—	(20,526)	(20,526)
New share capital issued	2,677	67,648	—	—	70,325
Transaction costs on share capital issued	—	(7,453)	—	—	(7,453)
Share options exercised during the year	6	141	—	—	147
Share-based payments	—	—	2,919	—	2,919
Balance at December 31, 2017 (Restated)	5,251	118,862	5,022	(48,770)	80,365
Balance at January 1, 2018 (Restated)	5,251	118,862	5,022	(48,770)	80,365
Loss for the year	—	—	—	(19,901)	(19,901)
Other comprehensive income for the year:
Exchange differences on translating foreign operations	—	—	—	38	38
Total comprehensive loss for the year	—	—	—	(19,863)	(19,863)
New share capital issued	15	—	—	—	15
Share-based payments	—	—	2,901	—	2,901
Balance at December 31, 2018 (Restated)	5,266	118,862	7,923	(68,633)	63,418
Balance at January 1, 2019	5,266	118,862	7,923	(68,633)	63,418
Impact of change in accounting policy	—	—	—	(20)	(20)
Adjusted Balance at January 1, 2019	5,266	118,862	7,923	(68,653)	63,398
Loss for the year	—	—	—	(31,941)	(31,941)
Other comprehensive loss for the year:
Exchange differences on translating foreign operations	—	—	—	(33)	(33)
Total comprehensive loss for the year	—	—	—	(31,974)	(31,974)
Share-based payments	—	—	2,441	—	2,441
Balance at December 31, 2019	5,266	118,862	10,364	(100,627)	33,865
The currency translation reserve for 2019, 2018, and 2017, is not considered material and as such is not presented in a separate reserve but is included in the total accumulated losses reserve.

VERONA PHARMA PLC
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

	Year ended December 31, 2019	Year ended December 31, 2018	Year ended December 31, 2017
	£'000s	£'000s	£'000s
Cash used in operating activities:
Loss before taxation	(39,206)	(24,133)	(25,203)
Finance income	(2,351)	(2,783)	(7,018)
Finance expense	474	1,325	2,465
Share-based payment charge	2,441	2,901	2,919
Increase in prepayments and other receivables	(484)	(640)	(161)
Increase in trade and other payables	449	531	5,363
Depreciation of property, plant, equipment and right of use asset	398	8	7
Unrealised FX gains/ losses	(8)	—	—
Amortization of intangible assets	106	90	116
Cash used in operating activities	(38,181)	(22,701)	(21,512)
Cash inflow from taxation	4,361	4,590	816
Net cash used in operating activities	(33,820)	(18,111)	(20,696)
Cash flow from investing activities:
Interest received	887	883	128
Purchase of plant and equipment	(38)	(13)	(9)
Payment for patents and computer software	(244)	(255)	(208)
Purchase of short term investments	(7,940)	(59,700)	(54,465)
Maturity of short term investments	45,134	64,366	5,085
Net cash generated from / (used in) investing activities	37,799	5,281	(49,469)
Cash flow used in financing activities:
Gross proceeds from the April 2017 Global Offering	—	—	70,032
Transaction costs on April 2017 Global Offering	—	—	(6,786)
Repayment of finance lease liabilities	(426)	—	—
Net cash (used in) / generated from financing activities	(426)	—	63,246
Net increase / (decrease) in cash and cash equivalents	3,553	(12,830)	(6,919)
Cash and cash equivalents at the beginning of the year	19,784	31,443	39,785
Effect of exchange rates on cash and cash equivalents	(403)	1,171	(1,423)
Cash and cash equivalents at the end of the year	22,934	19,784	31,443

VERONA PHARMA PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE YEARS ENDED DECEMBER 31, 2019

1. General information
Verona Pharma plc and its subsidiaries (the "Company") are a clinical-stage biopharmaceutical group focused on developing and commercializing innovative therapeutics for the treatment of respiratory diseases with significant unmet medical needs.
The Company is a public limited company, which is dual listed on the AIM, a market of the London Stock Exchange, and The Nasdaq Global Market ("Nasdaq"). The company is incorporated and domiciled in the United Kingdom. The address of the registered office is 1 Central Square, Cardiff, CF10 1FS, United Kingdom.
The Company has two subsidiaries, Verona Pharma Inc. and Rhinopharma Limited ("Rhinopharma"), both of which are wholly owned.
The Company listed its American Depositary Shares ("ADS") on Nasdaq in April 2017 ("the 2017 Global Offering").
The ADSs trade on The Nasdaq the symbol “VRNA” and Verona Pharma’s ordinary shares trade on AIM under the symbol “VRP”.

VERONA PHARMA PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
FOR THE THREE YEARS ENDED DECEMBER 31, 2019

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
The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company's accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 4.
Going concern
The Company has incurred recurring losses since inception, including net losses of £31.9 million, £19.9 million and £20.5 million for the years ended December 31, 2019, 2018 and 2017, respectively. In addition, as of December 31, 2019, the Company had an accumulated loss of £100.6 million. The Company expects to continue to generate operating losses for the foreseeable future. As of the issuance date of the annual consolidated financial statements, the Company expects that its cash and cash equivalents, would be sufficient to fund its operating expenses and capital expenditure requirements for at least 12 months from the issuance date of these annual consolidated financial statements. Accordingly, the consolidated financial statements have been prepared on a basis that assumes the Company will continue as a going concern and which contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business.
The Company intends to initiate its Phase 3 program for the maintenance treatment of COPD once it believes it has alignment with the FDA on its planned design for the Phase 3 clinical program. The Company will require significant additional funding to initiate and complete this Phase 3 program and will need to secure the required capital to fund the program.   The Company will seek additional funding through public or private financings, debt financing, collaboration or licensing agreements and other arrangements.  However, there is no guarantee that the Company will be successful in securing additional finance on acceptable terms, or at all, and should the Company be unable to raise sufficient additional funds it will be required to defer the initiation of Phase 3 clinical trials, until such funding can be obtained. This could also force the Company to delay, reduce or eliminate some or all of its research and development programs, product portfolio expansion or commercialization efforts, or pursue alternative development strategies that differ significantly from its current strategy, which could have a material adverse effect on the Company’s business, results of operations and financial condition.
Business combination
The Company applies the acquisition method to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred to the former owners of the acquiree and the equity interests issued by the Company. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. The excess of the cost of acquisition over the fair value of the Company's share of the identifiable net assets acquired is recorded as goodwill. Goodwill arising on acquisitions is capitalized and is subject to an impairment review, both annually and when there are indications that the carrying value may not be recoverable.
Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. Acquisition-related costs are expensed as incurred and included in administrative expenses.

VERONA PHARMA PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
FOR THE THREE YEARS ENDED DECEMBER 31, 2019
Accounting policies (Continued)

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
2.4  Deferred taxation
Deferred tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred tax is determined using tax rates and laws that have been enacted or substantially enacted by the balance sheet date and expected to apply when the related deferred tax is realized or the deferred liability is settled.
Deferred tax assets are recognized to the extent that it is probable that the future taxable profit will be available against which the temporary differences can be utilized.
2.5  Research and development costs
Capitalization of expenditure on product development commences from the point at which technical feasibility and commercial viability of the product can be demonstrated and the Company is satisfied that it is probable that future economic benefits will result from the product once completed. No such costs have been capitalized to date.
Expenditure on research and development activities that do not meet the above criteria is charged to the Consolidated Statement of Comprehensive Income as incurred.

VERONA PHARMA PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
FOR THE THREE YEARS ENDED DECEMBER 31, 2019
Accounting policies (Continued)

2.6  Property, plant and equipment
Property, plant and equipment are stated at cost, net of depreciation and any provision for impairment. Cost includes the original purchase price of the asset and the costs attributable to bringing the asset to its working condition for its intended use. Depreciation is calculated to write off the cost less their estimated residual values, on a straight-line basis over the expected useful economic lives of the assets concerned. The principal annual periods used for this purpose are:

Computer hardware	3 years
2.7  Intangible assets and goodwill

(a)	Goodwill
Goodwill arises on the acquisition of subsidiaries and represents the excess of the consideration transferred over the fair value of the identifiable net assets acquired.

(b)	Patents
Patent costs associated with the preparation, filing, and obtaining of patents are capitalized and amortized on a straight-line basis over the estimated useful lives of ten years.

(c)	Computer software
Amortization is calculated so as to write off the cost less estimated residual values, on a straight-line basis over the expected useful economic life of two years.

(d)	In-process research & development ("IP R&D")
The IP R&D asset acquired through a business combination, that had not reached technical feasibility, was initially recognized at fair value. Subsequent movements in the assumed contingent liability (see 2.12) that relate to changes in estimated cashflows or probabilities of success are recognized as additions to the IP R&D asset that it relates to. There were no changes in estimated cashflows or probabilities of success in the years ended 31 December, 2019, or 2018.
This is a change in accounting policy as prior to January 1, 2019, movements in the assumed contingent liability were taken to the Statement of Comprehensive Income (see note 2.17). As a result of the change in accounting policy £484 thousand was restated from Accumulated Loss to the IP R&D asset.
The asset is subject to impairment testing until completion, abandonment of the project or when the research findings are commercialized through a revenue generating project. The Company determines whether intangible assets are impaired on an annual basis or when there is an indication of impairment.

VERONA PHARMA PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
FOR THE THREE YEARS ENDED DECEMBER 31, 2019
Accounting policies (Continued)

2.8  Impairment of intangible assets, goodwill and non-financial assets
The Company holds intangible assets relating to acquired IP R&D, patent costs and goodwill. Goodwill and intangible assets are tested annually for impairment or if there is an indication of impairment. The Company is a single cash generating unit ("CGU") so all intangibles are allocated to the Company as one CGU.
As at 31 December, 2019, and 2018 the Company carried out impairment reviews with reference to its market capitalization. At points during the year ended 31 December 2019, the Company's market capitalization was less than its net assets. As a result, the Company carried out an impairment review by forecasting expected sales of ensifentrine, delivered by nebulizer for the maintenance treatment of chronic COPD, and associated costs. This cashflow forecast was then discounted to its net present value to demonstrate that the value in use of the ensifentrine was greater than the Company's net assets. The Company was required to make various estimates and assumptions as inputs for this model including, but not limited to:

•	market size and product acceptance by clinicians, patients and reimbursement bodies;

•	gross and net selling price;

•	costs of manufacturing, product distribution and marketing support;

•	costs of the Company's overhead;

•	size and make up of a sales force;

•	probabilities of success; and

•	discount rate.

2.9  Employee Benefits
(a)    Pension
The Company operates defined contribution pension schemes for its employees. Contributions payable for the year are charged to the Consolidated Statement of Comprehensive Income. The Company has no further liability once the contributions have been paid.
(b)    Bonus plans
The Company recognizes a liability and an expense for bonus plans if contractually obligated or if there is a past practice that has created a constructive liability.
2.10  Share-based payments
The Company operates a number of equity-settled, share-based compensation schemes. The fair value of share based payments is determined using the Black-Scholes model and requires several assumptions and estimates as disclosed in note 17.
The fair value of share-based payments under these schemes is expensed on a straight-line basis over the share based payments' vesting periods, based on the Company's estimate of shares that will eventually vest.

VERONA PHARMA PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
FOR THE THREE YEARS ENDED DECEMBER 31, 2019
Accounting policies (Continued)

2.11  Provisions
Provisions are recognized when the Company has a present legal or constructive liability as a result of past events, it is probable that an outflow of resources will be required to settle the liability, and the amount can be reliably estimated. Provisions are measured at the present value of the expenditures expected to be required to settle the liability using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.
2.12  Assumed contingent liability related to the business combination
In 2006 the Company acquired Rhinopharma and assumed contingent liabilities owed to Vernalis Pharmaceuticals Limited which was subsequently acquired by Ligand Pharmaceuticals, Inc. (“Ligand”). The Company refers to the assignment and license agreement as the Ligand Agreement.
Ligand assigned to the Company all of its rights to certain patents and patent applications relating to ensifentrine and related compounds (the "Ligand Patents") and an exclusive, worldwide, royalty-bearing license under certain Ligand know-how to develop, manufacture and commercialize products (the "Licensed Products") developed using Ligand Patents, Ligand know-how and the physical stock of certain compounds.
The assumed contingent liability comprises a milestone payment on obtaining the first approval of any regulatory authority for the commercialization of a Licensed Product, low to mid-single digit royalties based on the future sales performance of all Licensed Products and a portion equal to a mid-twenty percent of any consideration received from any sub-licensees for the Ligand Patents and for Ligand know-how.
The liability was initially recognized at fair value and subsequently measured at amortized cost. The assumed contingent liability is estimated as the expected value of the milestone payment and royalty payments. This expected value is based on estimated future royalties payable, derived from sales forecasts, and an assessment of the probability of success using standard market probabilities for respiratory drug development. The risk-weighted value of the assumed contingent arrangement is discounted back to its net present value applying an effective interest rate of 12%.
Royalties payable are based on the future sales performance so the amount payable is unlimited. Sales that may be achieved are difficult to predict and subject to estimate, which is inherently uncertain.
The assumed contingent liability is accounted for as a liability and its value is measured at amortized cost using the effective interest rate method, and is re-measured for changes in estimated cash flows or when the probability of success changes.
Remeasurements relating to changes in estimated cash flows and probabilities of success are recognized in the IP R&D asset it relates to ("see 2.7"). This is a change in accounting policy for the year ended December 1, 2019 (see 2.17). The unwind of the discount is recognized in finance expense.
2.13  Financial instruments — initial recognition and subsequent measurement
The Company classifies a financial instrument, or its component parts, as a financial liability, a financial asset or an equity instrument in accordance with the substance of the contractual arrangement and the definitions of a financial liability, a financial asset and an equity instrument.
A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

(a)	Financial assets, initial recognition and measurement and subsequent measurement
The Company has no financial assets recorded at fair value through profit or loss ("FVPTL"). All assets are initially recognized initially at fair value plus transaction costs and subsequently measured at amortized cost using the effective interest method.

(b)	Financial liabilities, initial recognition and measurement and subsequent measurement

Financial liabilities are classified as measured at amortized cost or FVTPL.

VERONA PHARMA PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
FOR THE THREE YEARS ENDED DECEMBER 31, 2019
Accounting policies (Continued)

The Company's warrants are classified as FVTPL and fair value gains and losses are recognized in profit or loss.

Other financial liabilities are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method. Interest expense and foreign exchange gains and losses are recognized in profit or loss. Any gain or loss on derecognition is also recognized in profit or loss.
The Company's financial liabilities include trade and other payables, the Company's warrants and the assumed contingent liability.
(c)    Derivative financial instruments
Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently re-measured at fair value at the end of each reporting date. The Company holds one type of derivative financial instrument, the warrants, as explained in Note 2.14.
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

VERONA PHARMA PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
FOR THE THREE YEARS ENDED DECEMBER 31, 2019
Accounting policies (Continued)

2.14  Derivative financial instrument - warrants
Warrants issued by the Company to investors as part of a share subscription are compound financial instruments where the warrant meets the definition of a financial liability.
The financial liability component is initially measured at fair value in the Consolidated Statement of Financial Position. Equity is measured at the residual between the subscription price for the entire instrument and the liability component. The financial liability component is remeasured. Equity is not remeasured.
2.15  Short Term Investments
Short term investments include fixed term deposits held at banks with original maturities between three months and a year. They are classified as loans and receivables and are measured at amortized cost using the effective interest method.

2.16  Transaction costs
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
Transaction costs that relate to the issue of a compound financial instrument are allocated to the liability and equity components of the instrument in proportion to the allocation of proceeds. Where the liability component is held at fair value through profit or loss, the transaction costs are expensed to the Consolidated Statement of Comprehensive Income. For liabilities held at amortized cost, transaction costs are deducted from the liability and subsequently amortized. The amount of transaction costs accounted for as a deduction from equity in the period is disclosed separately in accordance with International Accounting Standard (“IAS 1”).
2.17  Changes in accounting policy
Accounting for the assumed contingent liability
As discussed in note 2.12, in 2006 the Company acquired Rhinopharma and assumed contingent liabilities owed to Vernalis Pharmaceuticals Limited which was subsequently acquired by Ligand Pharmaceuticals, Inc. ("Ligand").
Ligand assigned to the Company all of its rights to certain patents and patent applications relating to ensifentrine and related compounds and an exclusive, worldwide, royalty-bearing license to develop, manufacture and commercialize products. The assumed contingent liability comprises a milestone payment on obtaining the first approval of any regulatory authority and royalties based on the future sales of ensifentrine.
The initial fair value of the assumed contingent liability was estimated as the expected value of the milestone payment and royalty payments. This expected value is based on estimated future royalties payable, derived from sales forecasts, an assessment of the probability of success using standard market probabilities for respiratory drug development discounted to net present value applying an effective interest rate of 12%.
The assumed contingent liability is accounted for as a liability and its value is measured at amortized cost using the effective interest rate method, and is re-measured for changes in estimated cash flows or when the probability of success changes.
Up to the year ended December 31, 2018, movements in the liability relating to re-measurements of cash flows or changes in the probabilities of success were taken to the Consolidated Statement of Comprehensive Income. During the year ended December 31, 2019, the Company reviewed the accounting for this item and has determined that these movements in the liability will now be recognized in the cost of the corresponding asset. The corresponding asset is the intangible IP R&D asset.

VERONA PHARMA PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
FOR THE THREE YEARS ENDED DECEMBER 31, 2019
Accounting policies (Continued)

The Company believes that this change in accounting policy results in the Consolidated Financial Statements providing a more relevant and reliable view of its financial position and performance because without an adjustment to the IP R&D asset on the re-measurement of the liability, the cost of the asset would not be fairly reflected on the Consolidated Statement of Financial Position. The Consolidated Statement of Financial Position more faithfully represents the financial position of the Company if the intangible asset is adjusted by any re-measurement of the liability for changes in estimated cash flows, to give a fairer reflection of the cost of the intangible asset.
The Company has reviewed the International Financial Reporting Interpretations Committee ("IFRIC") discussion of accounting for variable payments made for the purchase of an intangible asset that is not part of a business combination that concluded that it was too broad for it to address within the confines of existing IFRS standards. As a result, practice in this area is mixed and many pharmaceutical companies follow a cost accumulation model. The Company also noted that adjusting the cost of the asset when a liability is remeasured for changes in estimated cash flows is consistent with the guidance in IFRIC 1 for decommissioning liabilities and IFRS 16 for lease liabilities.
There were no such re-measurements of the liability in the years ended December 31, 2019, 2018 and 2017. Movements in the liability in these periods related to the unwinding of the discount and movements in exchange rates.
IAS 8 requires opening balance of each affected component of equity to be adjusted for the earliest prior period presented and the other comparative amounts disclosed for each prior period presented as if the new accounting policy had always been applied.
The impact to the Group, therefore, is the restatement of £484 thousand from Accumulated Loss to the IP R&D asset, which relates to re-measurements recorded prior to January 1, 2017. As there were no re-measurements in the years ended December 31, 2019, 2018 and 2017 the £484 thousand adjustment is the same at each reporting period.
The following table is a summary of the restatement:

Financial statement line item	As reported	Adjustment for the change in accounting policy	As adjusted
January 1, 2017	£'000s	£'000s	£'000s

Accumulated loss	28,728	(484)	28,244
Intangible assets - IP R&D	1,469	484	1,953
This adjustment also increases non-current assets, total assets and total equity by £484 thousand in each of the years presented.
Adoption of IFRS 16
IFRS 16 ‘Leases’ is effective for accounting periods beginning on or after January 1, 2019 and replaces IAS 17 ‘Leases’. It eliminates the classification of leases as either operating leases or finance leases and, instead, introduces a single lessee accounting model. The adoption of IFRS 16 resulted in the Group recognizing lease liabilities within current liabilities, and corresponding right-of-use assets.
The Group’s principal lease arrangements are for office space. The Group has adopted IFRS 16 retrospectively with the cumulative effect of initially applying the standard as an adjustment to the opening balance of retained earnings at January 1, 2019. The standard permits a choice on initial adoption, on a lease-by-lease basis, to measure the right-of-use asset at either its carrying amount as if IFRS 16 had been applied since the commencement of the lease, or an amount equal to the lease liability, adjusted for any accrued or prepaid lease payments as at the time of adoption. The Group has elected to measure the right-of-use asset at its carrying value as if IFRS 16 had been applied since the commencement of the lease, with the result of a £20 thousand reduction in opening total accumulated losses.

VERONA PHARMA PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
FOR THE THREE YEARS ENDED DECEMBER 31, 2019
Accounting policies (Continued)

Initial adoption resulted in the recognition of right-of-use assets of £326 thousand and lease liabilities of £316 thousand.

£'000s
Lease commitments (including prepayments) disclosed as at December 31, 2018	600
Less: adjustments relating to prepaid lease payments	(28)
Lease commitments as at December 31, 2018	572
Discounted using the group’s incremental borrowing rate	526
Less: short-term leases recognized on a straight-line basis as expense	(210)
Lease liability recognized as at January 1, 2019	316
In applying IFRS 16 for the first time, the group has used the following practical expedients permitted by the standard:

•	the use of a single discount rate of 8% to a portfolio of leases with reasonably similar characteristics;

•	accounting for leases with a remaining lease term of less than 12 months as at January 1, 2019, as short-term leases; and

•	the use of hindsight in determining the lease term where the contract contains options to extend or terminate the lease.
The Company is applying IFRS 16’s low-value and short-term exemptions. The adoption of IFRS 16 has had no impact on the Group’s net cash flows, although a presentation change has been reflected in 2019 whereby cash outflows of £426 thousand are now presented as financing, instead of operating. General and administrative costs are £123 thousand lower than if IFRS 16 not been adopted, as depreciation of the right of use asset is less than the lease costs. There is a £50 thousand increase in finance expense from the presentation of a portion of lease costs as interest costs. There is no significant impact on overall loss before tax and loss per share.
At the time of adoption it was not reasonably certain that the Company would extend the leases. However, in the period the Company determined that this was the case and agreed extensions. As a result it recognized an additional liability and right-of-use asset of £1,047 thousand.
2.18  New standards, amendments and interpretations adopted by the Company
The following standard has been adopted by the Company for the first time for the financial year beginning on or after January 1, 2019:

▪	IFRS 16 "Leases"
The Company adopted IFRS 16 on January 1, 2019, and, as a consequence, changed its accounting policies. See note 2.17.
2.19  New standards, amendments and interpretations issued but not effective for the financial year beginning January 1, 2019 and not early adopted
There are no IFRS standards or interpretations not yet effective that would be expected to have a material impact on the Group.

VERONA PHARMA PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
FOR THE THREE YEARS ENDED DECEMBER 31, 2019

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
The summary data about the Company's exposure to currency risk is as follows. Figures are the pound sterling values of balances in each currency:

	December 31, 2019			December 31, 2018
	GBP	USD	EUR	GBP	USD	EUR
	£'000s	£'000s	£'000s	£'000s	£'000s	£'000s
Cash and cash equivalents	18,517	4,399	18	11,293	8,470	21
Short term Investments	6,316	1,507	—	19,850	25,069	—
Trade and other payables	3,226	4,306	728	2,872	4,329	532
Sensitivity Analysis
A reasonably possible strengthening or weakening of the Euro or U.S. dollar against pounds sterling as of December 31, 2019 and 2018 would have affected the measurement of the financial instruments denominated in a foreign currency (excluding the assumed contingent liability).
The following table shows how a movement in a currency would give rise to a profit or (loss) and a corresponding entry in equity.

	Profit or loss and equity
	Strengthening	Weakening
December 31, 2019	£'000s	£'000s
EUR (5% movement)	(36)	36
USD (5% Movement)	80	(80)
December 31, 2018	£'000s	£'000s
EUR (5% movement)	(26)	26
USD (5% Movement)	1,461	(1,461)
Foreign currency denominated trade payables are short term in nature (generally 30 to 45 days). The Company has a U.S. operation, the net assets of which are exposed to foreign currency translation risk.
Estimated cashflows relating to the assumed contingent liability are predominantly denominated in US dollars. In the years ended December 31, 2019, and 2018, movements in foreign exchange rates were not material and no sensitivity analysis is therefore provided.
(b)Credit risk
Credit risk reflects the risk that the Company may be unable to recover contractual receivables. As the Company is still in the development stage no policies are currently required to mitigate this risk.

VERONA PHARMA PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
FOR THE THREE YEARS ENDED DECEMBER 31, 2019
Financial Instruments (continued)

For banks and financial institutions, only independently rated parties with a minimum rating of "B+" are accepted. The Directors recognize that this is an area in which they may need to develop specific policies should the Company become exposed to further financial risks as the business develops.
As of December 31, 2019, and December 31, 2018, cash and cash equivalents and short term investments were placed at the following banks:

Cash and Cash Equivalents	Year ended December 31, 2019	Credit rating	Year ended December 31, 2018	Credit rating
	£'000		£'000
Banks
Royal Bank of Scotland	1	A1	150	A1
Lloyds Bank	8,355	Aa3	15,862	Aa3
Citibank	6,529	Aa3	3,135	A1
Barclays	1,968	A1	449	A2
Wells Fargo	111	Aa1	188	Aa1
Close Brothers	5,970	Aa3	—	—
Total	22,934		19,784

Short Term Investments	Year ended December 31, 2019	Credit rating	Year ended December 31, 2018	Credit rating
	£'000		£'000
Banks
Royal Bank of Scotland	5,616	A1	9,186	A1
Lloyds Bank	—	Aa3	1,567	Aa3
Standard Chartered	—	A1	15,450	A1
Citibank	—	Aa3	7,053	A1
Barclays	2,207	A1	11,663	A2
Total	7,823		44,919

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
(d)Interest rate risk
As of December 31, 2019, the Company had cash deposits of £22.9 million (2018: £19.8 million) and short term investments of £7.8 million (2018: £44.9 million). The rates of interest received during 2019 ranged between 0.0% and 2.87%. A 0.25% increase in interest rates would not have a material impact on finance income. The Company's exposure to interest rate risk, which is the risk that the interest received will fluctuate as a result of changes in market interest rates on classes of financial assets and financial liabilities, was as follows:

VERONA PHARMA PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
FOR THE THREE YEARS ENDED DECEMBER 31, 2019
Financial Instruments (continued)

	December 31, 2019		December 31, 2018
	Floating interest rate	Fixed interest rate	Floating interest rate	Fixed interest rate
	£'000s	£'000s	£'000s	£'000s
Financial asset
Cash deposits	10,006	12,928	15,082	4,702
Short Term Investments	—	7,823	—	44,919
Total	10,006	20,751	15,082	49,621

(e)Liquidity risk
The Company periodically prepares working capital forecasts for the foreseeable future, allowing an assessment of the cash requirements of the Company, to manage liquidity risk. The following table provides an analysis of the Company's financial liabilities. The carrying value of all balances approximates to their fair value. The Company's maturity analysis for the derivative financial instrument from the issue of warrants is given in note 18.

	LESS THAN 1 YEAR	BETWEEN 1 AND 2 YEARS	BETWEEN 2 AND 5 YEARS	OVER 5 YEARS
	£'000s	£'000s	£'000s	£'000s
At December 31, 2019
Trade payables	1,455	—	—	—
Accruals	6,806	—	—	—
Lease liability	476	557	—	—
Assumed contingent liability(1)	—	—	—	1,807
Total	8,737	557	—	1,807

•	This table includes the undiscounted amount of the assumed contingent liability. See note 20.

	LESS THAN 1 YEAR	BETWEEN 1 AND 2 YEARS	BETWEEN 2 AND 5 YEARS	OVER 5 YEARS
	£'000s	£'000s	£'000s	£'000s
At December 31, 2018
Trade payables	2,839	—	—	—
Other payables	12	—	—	—
Accruals	4,882	—	—	—
Assumed contingent liability(1)	—	—	—	1,807
Total	7,733	—	—	1,807

(1)	This table includes the undiscounted amount of the assumed contingent liability. See note 20.

VERONA PHARMA PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
FOR THE THREE YEARS ENDED DECEMBER 31, 2019
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
For the year ended December 31, 2019, and 2018, fair value adjustments to financial instruments measure at fair value through profit and loss resulted in the recognition of finance income of £1.6 million in 2019 and a finance loss of £1.2 million in 2018.
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

	Level 3	Total
	£'000s	£'000s
At December 31, 2019
Derivative financial instrument	895	895
Total	895	895

Movements in Level 3 items during the years ended December 31, 2019, and 2018 are as follows:

Derivative financial instrument	2019	2018
	£'000s	£'000s
At January 1	2,492	1,273
Fair value adjustments recognized in profit and loss	(1,597)	1,219
At December 31	895	2,492

Further details relating to the derivative financial instrument are set out in notes 4 and 18 of these financial statements.
In determining the fair value of the derivative financial instrument, the Company applied the Black Scholes model; key inputs include the share price at reporting date, estimations on timelines, volatility and risk-free rates. These assumptions and the impact of changes in these assumptions, where material, are disclosed in note 18.

VERONA PHARMA PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
FOR THE THREE YEARS ENDED DECEMBER 31, 2019
Financial Instruments (continued)

3.3  Change in liabilities arising from financing activities
The Company has provided a reconciliation so that changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes can be evaluated.

2019
Derivative financial instrument
£'000s
At January 1	2,492
Fair value adjustments - non cash	(1,597)
At December 31	895

See note 18 for information relating to the derivative financial instrument.

2019
Lease liability
£'000s
At January 1	316
Capitalization of rental leases - non cash	1,061
Payment of lease liability - cash	(426)
At December 31	951

See note 14 and note 2.17 for information relating to the capitalized leases.
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
The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are as follows:
(a)    Assumed contingent liability
The Company has a material liability for the future payment of royalties and milestones associated with contractual liabilities on ensifentrine, acquired as part of the acquisition of Rhinopharma. The estimation of the amounts and timing of future cashflows requires the forecast of royalties payable and the estimation of the likelihood that the regulatory approval milestone will be achieved (see notes 2.12 and 20). The estimates for the assumed contingent liability are based on a discounted cash flow model. Key estimates included the calculation of deferred consideration are:

▪	development, regulatory and marketing risks associated with progressing the product to market approval in key target territories;

▪	market size and product acceptance by clinicians, patients and reimbursement bodies;

▪	gross and net selling price;

VERONA PHARMA PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
FOR THE THREE YEARS ENDED DECEMBER 31, 2019
Critical accounting estimates and judgments (continued)

▪	launch of competitive products;

▪	probabilities of success; and

▪	time to crystallization of contingent consideration.

When there is a change in the expected cash flows or probabilities of success, the assumed contingent liability is re-measured with the change in value recognized in the IP R&D asset it relates to. This is a change in accounting policy for the year ended December 1, 2019 (see 2.17). The assumed contingent liability is measured at amortized cost with the discount unwinding in finance expense throughout the year. Actual outcomes could differ significantly from the estimates made.
The Company has judged that the probabilities of success will change when it moves from one stage of clinical development to another. Management have determined that, for the purposes of assessing probabilities of success, the Company will move from Phase 2 to Phase 3 after an End of Phase 2 Meeting with the Food and Drug Administration ("FDA") in the US that provides confidence over ensifentrine's historical development program and planned Phase 3 program. A remeasurement of the liability at this time is likely to result in a significant increase in both the liability and the corresponding IP R&D asset.The Company has previously announced that it expects to meet with the FDA in the first half of 2020. The Company notes that there is no guarantee that the meeting will take place in the timeframe anticipated or that there will be a successful outcome.
Should the probabilities of success and estimates of cash flows change there will be a material increase in the assumed contingent liability and corresponding IP R&D asset. The amount will be dependent on feedback from the FDA and the probabilities of success applied. Should the Company determine that it has moved from Phase 2 to Phase 3 then the value of the liability could increase by between £15 million and £30 million; the increase in the value of the liability will give rise to an approximately equivalent increase in the value of the IP R&D asset, as described further in Note 2.7.
The value of the assumed contingent liability as of December 31, 2019 amounted to £1.1 million. (2018: £1.0 million).
(b)    Valuation of the Derivative Financial Liability
In July 2016, the Company issued 31,115,926 units to new and existing investors at the placing price of £1.4365 per unit. Each unit comprises one ordinary share and one warrant. The warrants entitle the investors to subscribe for in aggregate a maximum of 12,401,262 ordinary shares.
In accordance with IAS 32 and the Company’s accounting policy, as disclosed in note 2.14, the Company classified the warrants as a derivative financial liability to be presented on the Company's Consolidated Statement of Financial Position.
The fair value of these warrants is determined by applying the Black-Scholes model. Assumptions are made on inputs such as term, volatility and risk free rate in order to determine the fair value per warrant. For further details see note 18.
5. Earnings per share
Basic loss per ordinary share of 30.3p (2018: 18.9p and 2017: 23.4p) for the Company is calculated by dividing the loss for the year ended December 31, 2019 by the weighted average number of ordinary shares in issue of 105,326,638 as of December 31, 2019 (2018: 105,110,504 and 2017: 87,748,031). Potential ordinary shares are not treated as dilutive as the entity is loss making and such shares would be anti-dilutive.
6. Segmental reporting
The Company’s activities are covered by one operating and reporting segment: Drug Development. There have been no changes to management’s assessment of the operating and reporting segment of the Company during the year.
All non-current assets are based in the United Kingdom.

VERONA PHARMA PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
FOR THE THREE YEARS ENDED DECEMBER 31, 2019

7. Operating loss

	Year ended December 31, 2019	Year ended December 31, 2018	Year ended December 31, 2017
	£'000s	£'000s	£'000s
Operating Loss is stated after charging / (crediting):
Research and development costs:
Employee benefits (note 8)	4,688	3,360	3,435
Amortization of patents (note 12)	102	85	111
Legal, professional consulting and listing fees	537	161	331
Other research and development expenses	28,149	15,688	19,840
Total research and development costs	33,476	19,294	23,717
General and administrative costs:
Employee benefits (note 8)	3,093	3,240	2,857
Legal, professional consulting and listing fees	2,155	1,296	2,045
Amortization of computer software (note 12)	4	5	5
Depreciation of property, plant and equipment (note 13)	16	8	7
Depreciation of right-of-use assets (note 14)	382	—	—
Operating lease charge — land and buildings	—	384	294
Loss / (gain) on variations in foreign exchange rate	345	(9)	36
Other general and administrative expenses	1,612	1,373	795
Total general and administrative costs	7,607	6,297	6,039
Operating loss	41,083	25,591	29,756

VERONA PHARMA PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
FOR THE THREE YEARS ENDED DECEMBER 31, 2019

8. Directors' emoluments and staff costs

	Year ended December 31, 2019	Year ended December 31, 2018	Year ended December 31, 2017
The average number of employees (excluding directors) of the Company during the year:
Research and development	13	7	7
General and administrative	9	7	5
Total	22	14	12

	Year ended December 31, 2019	Year ended December 31, 2018	Year ended December 31, 2017
	£'000s	£'000s	£'000s
Aggregate emoluments of directors:
Salaries and other short-term employee benefits	850	830	897
Social security costs	112	94	103
Incremental payment for additional services	26	26	—
Other pension costs	10	10	17
Total directors' emoluments	998	960	1,017
Share-based payment charge	925	1,337	1,037
Directors' emoluments including share-based payment charge	1,923	2,297	2,054

	Year ended December 31, 2019	Year ended December 31, 2018	Year ended December 31, 2017
	£'000s	£'000s	£'000s
Aggregate executive officers costs:
Wages and salaries	1,150	857	864
Social security costs	98	83	81
Share-based payment charge	751	769	1,332
Other pension costs	21	19	17
Total executive officers costs	2,020	1,728	2,294

	Year ended December 31, 2019	Year ended December 31, 2018	Year ended December 31, 2017
	£'000s	£'000s	£'000s
Aggregate other staff costs:
Wages and salaries	2,788	1,622	1,272
Social security costs	265	150	101
Share-based payment charge	765	795	550
Other pension costs	46	34	21
Total other staff costs	3,864	2,601	1,944
The Company considers key management personnel to comprise directors and executive officers.
The Company operates defined contribution pension schemes for its employees and executive director. The total pension cost during the year ended December 31, 2019 was £77 thousand (2018: £63 thousand and 2017: £55 thousand). There were no prepaid or accrued contributions to the scheme at December 31, 2019 (2018 and 2017: £nil).

VERONA PHARMA PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
FOR THE THREE YEARS ENDED DECEMBER 31, 2019

9. Finance income and expense

	Year ended December 31, 2019	Year ended December 31, 2018	Year ended December 31, 2017
	£'000s	£'000s	£'000s
Finance income:
Interest received on cash balances	754	861	345
Foreign exchange gain on translating foreign currency denominated balances	—	1,922	—
Fair value adjustment on derivative financial instruments (note 18)	1,597	—	6,650
Other Income	—	—	23
Total finance income	2,351	2,783	7,018

	Year ended December 31, 2019	Year ended December 31, 2018	Year ended December 31, 2017
	£'000s	£'000s	£'000s
Finance expense:
Fair value adjustment on derivative financial instruments (note 18)	—	1,219	—
Interest on discounted lease liability	50	—	—
Foreign exchange loss on translating foreign currency denominated balances	305	—	2,392
Unwinding of discount factor related to the assumed contingent arrangement (note 20)	119	106	73
Total finance expense	474	1,325	2,465

VERONA PHARMA PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
FOR THE THREE YEARS ENDED DECEMBER 31, 2019

10. Taxation

	Year ended December 31, 2019	Year ended December 31, 2018	Year ended December 31, 2017
	£'000s	£'000s	£'000s
Analysis of tax credit for the year
Current tax:
U.K. tax credit	(7,250)	(4,290)	(5,006)
U.S. tax charge	56	30	306
Adjustment in respect of prior periods	(71)	28	(6)
Total tax credit	(7,265)	(4,232)	(4,706)

The difference between the total tax shown above and the amount calculated by applying the standard rate of tax to the loss before tax is as follows:
Factors affecting the tax credit for the year
Loss on ordinary activities before taxation	(39,206)	(24,133)	(25,203)

Multiplied by standard rate of corporation tax of 19% (2018: 19% and 2017: 19.25%)	(7,449)	(4,585)	(4,852)
Effects of:
Non-deductible expenses	515	540	675
Fair value adjustment on derivative financial instruments	(303)	232	(1,280)
Research and development incentive	(3,119)	(1,846)	(2,116)
Temporary differences not recognized	(6)	(3)	(2)
Difference in overseas tax rates	16	8	136
Tax losses carried forward not recognized	3,152	1,394	2,739
Adjustment in respect of prior periods	(71)	28	(6)
Total tax credit	(7,265)	(4,232)	(4,706)
U.K. corporation tax is charged at 19% (2018: 19.00% and 2017: 19.25%) and U.S. federal and state tax at 27.6% (2018: 27.6% and 2017: 35%).
The following tables represent deferred tax balances recognized in the Consolidated Statement of Financial Position. There were no movements in either the deferred tax asset or the deferred tax liability.

	As at December 31, 2019	As at December 31, 2018
	£'000s	£'000s
Deferred tax assets	332	250
Deferred tax liabilities	(332)	(250)
Net balances	—	—
The deferred tax liability relates to the difference between the accounting and tax bases of the IP R&D intangible asset. A deferred tax asset relating to UK tax losses has been recognized and offset against the liability.
Factors that may affect future tax charges
The Company has U.K. tax losses available for offset against future profits in the United Kingdom. However an additional deferred tax asset has not been recognized in respect of such items due to uncertainty of future profit streams. As of December 31, 2019, the unrecognized deferred tax asset at 17% is estimated to be £9.27 million (2018: £6.65 million at 17%).

VERONA PHARMA PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
FOR THE THREE YEARS ENDED DECEMBER 31, 2019

11. Goodwill

	As of December 31, 2019	As of December 31, 2018
	£'000s	£'000s
Goodwill at January 1 and December 31	441	441

Goodwill represents the excess of the purchase price over the fair value of the net assets acquired in connection with the acquisition of Rhinopharma in September 2006. Goodwill is not amortized, but is tested annually for impairment.
The Company has one CGU so goodwill is tested for impairment together with its intangible assets. It was tested with reference to the Company's market capitalization as of December 31, 2019, the date of testing of IP R&D and goodwill impairment. The market capitalization of the Company was approximately £65.3 million as of December 31, 2019, (2018: 92.2 million) compared to the Company's net assets of £33.9 million (2018: £63.4 million). Therefore, no impairment was required.
The Company notes that after the reduction in its share price since December 31, 2018, and before the increase by December 31, 2019, at various points in the three months to March 31, 2019, the market value of the Company was less than its net book value. The Company therefore carried out an impairment review as at March 31, 2019. From market research the Company assessed, among other inputs, potential patient numbers from likely physician prescribing patterns, price points, the time from possible launch to peak sales, script rejection, attrition rates and probability of success. The Company also carried out a sensitivity analysis on key assumptions and assessed that a reasonable change in these assumptions would not lead to the value in use falling below net book value. Consequently, management determined that the Company's value in use exceeded the carrying value of the Company's assets and that no impairment was required.

At various other points in the year ended December 31, 2019, the market value of the Company was less than its net book value. Consequently, management re-performed the impairment review quarterly, and identified no changes to market conditions, the competitive landscape, market research insights or other factors that would change its conclusions. As a result, management determined that the Company's value in use exceeded the carrying value of the Company's assets and that no impairment was required at those dates.

VERONA PHARMA PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
FOR THE THREE YEARS ENDED DECEMBER 31, 2019
Intangible assets (continued)

12. Intangible assets

	IP R&D	Computer software	Patents	Total
	£'000s	£'000s	£'000s	£'000s
Cost
At January 1, 2018 (Restated)	1,953	11	727	2,691
Additions	—	4	251	255
Disposals	—	—	(6)	(6)
At December 31, 2018 (Restated)	1,953	15	972	2,940
Accumulated amortization
At January 1, 2018	—	6	232	238
Charge for year	—	5	85	90
Disposals	—	—	(6)	(6)
At December 31, 2018	—	11	311	322
Net book value
At December 31, 2018 (Restated)	1,953	4	661	2,618

	IP R&D	Computer software	Patents	Total
	£'000s	£'000s	£'000s	£'000s
Cost
At January 1, 2019	1,953	15	972	2,940
Additions	—	3	242	245
At December 31, 2019	1,953	18	1,214	3,185
Accumulated amortization
At January 1, 2019	—	11	311	322
Charge for year	—	4	102	106
At December 31, 2019	—	15	413	428
Net book value
At December 31, 2019	1,953	3	801	2,757
Intangible assets comprise patents, computer software and an IP R&D asset that arose on the acquisition of Rhinopharma and investment in patents to protect ensifentrine.
The IP R&D asset acquired through the business combination was initially recognized at fair value. Subsequent movements in the assumed contingent liability that relate to changes in estimated cash flows or probabilities of success are recognized as additions to the IP R&D asset that it relates to. This is a change in accounting policy (see note 2.17). The asset is not amortized and is tested annually for impairment.
Patents are amortized over a period of ten years and are tested annually for impairment.
Intangible assets are tested for impairment with goodwill, as the Company has only one CGU. See note 11 for information about the impairment review.

VERONA PHARMA PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
FOR THE THREE YEARS ENDED DECEMBER 31, 2019

13. Property, plant and equipment

	Computer hardware	Total
	£'000s	£'000s
Cost
At January 1, 2018	26	26
Additions	13	13
At December 31, 2018	39	39
Accumulated depreciation
At January 1, 2018	10	10
Charge for the year	8	8
At December 31, 2018	18	18
Net book value
At December 31, 2018	21	21

	Computer hardware	Total
	£'000s	£'000s
Cost
At January 1, 2019	39	39
Additions	38	38
At December 31, 2019	77	77
Accumulated depreciation
At January 1, 2019	18	18
Charge for the year	16	16
At December 31, 2019	34	34
Net book value
At December 31, 2019	43	43

VERONA PHARMA PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
FOR THE THREE YEARS ENDED DECEMBER 31, 2019

14. Right-of-use assets - property leases
The right-of-use asset relates to rented office space in London and New York where the Company generally enters in to leases for terms of less than three years. Before the adoption of IFRS 16 these leases were classified as operating leases.

The Consolidated Statement of Financial Position shows the following amounts relating to leases:

	Year ended December 31, 2019	As of January 1, 2019*
	£'000s	£'000s
Right-of-use assets
Right-of-use assets	971	326
	971	326

Lease liabilities
Current	(460)	(316)
Non Current	(491)	—
	(951)	(316)

Additions to the right-of-use assets were £1,047,000 and were recognized when the Company was reasonably certain to extend the leases. The additions related to both of the Company's office locations, both of which agreements have similar terms and conditions.
To calculate the value of the lease liabilities the Company applied a discount rate of 8%.
The leases end in 2021 and 2022 and include options to extend them. The Company has determined it is not yet reasonably certain to operate the option to extend the leases and so has recognized lease payments only to these points in its calculation of the lease liabilities.
The right-of-use lease assets are depreciated over the term of the leases.
The Consolidated Statement of Comprehensive Income includes the following amounts relating to leases:

	Year ended December 31, 2019	Year ended December 31, 2018
	£'000s	£'000s
Depreciation charge of right-of-use assets
Right-of-use assets	(382)	—
	(382)	—

Interest expense (including finance cost)	50	—
Expense relating to short-term leases (included in general and administrative expenses)	78	—

The total cash outflow for leases in 2019 was £492,000.

VERONA PHARMA PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
FOR THE THREE YEARS ENDED DECEMBER 31, 2019

15. Prepayments and other receivables

	As of December 31, 2019	As of December 31, 2018
	£'000s	£'000s
Prepayments	1,309	1,362
Other receivables	1,461	1,101
Total prepayments and other receivables	2,770	2,463
The prepayments balance includes prepayments for insurance and clinical activities.
16. Share Capital
The movements in the Company's share capital are summarized below:

Date	Description	Number of shares	Share Capital amounts in £'000s

January 1, 2018		105,017,401	5,251
August 9, 2018	Vesting of RSUs	58,112	3
September 20, 2018	Vesting of RSUs	251,125	12
As at December 31, 2018		105,326,638	5,266
As at December 31, 2019		105,326,638	5,266
The total number of authorized ordinary shares, with a nominal value of £0.05 each, is 200,000,000 (share capital of £10,000,000). All 105,326,638 ordinary shares at December 31, 2019 are allotted, unrestricted, called up and fully paid. All issued shares rank pari passu.
During 2018, the Company issued 309,237 ordinary shares upon vesting of employee restricted share units.

VERONA PHARMA PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
FOR THE THREE YEARS ENDED DECEMBER 31, 2019

17. Share-based payments charge
The Company operates various share based payment incentive schemes for its staff.
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
The costs of equity-settled share-based payments to employees are recognized in the Statement of Comprehensive Income, together with a corresponding increase in equity during the vesting period. During the twelve months ended December 31, 2019, the Company recognized a share-based payment expense of £2.44 million (2018: £2.90 million). The charge is included within both general and administrative costs as well as in research and development costs and represents the current year's allocation of the expense for relevant share options.
The Company operates an Unapproved Share Option Scheme under which options were issued before 31 December 2016. The Company also operates a tax efficient EMI Option Scheme under which options were issued before 31 December 2016. In 2017 the Company commenced the 2017 Incentive Award Plan under which the Company grants share options and Restricted Stock Units ("RSUs") to employees and directors.
Since 2017 options are issued with an exercise price at the share price the evening before the date of issue. They vest over terms of one to four years.
RSUs also vest over terms of one to four years. In the year ended December 31, 2019, the Company modified the terms of all the RSUs issued prior January 1, 2019, to include a market based performance condition. The Company's share price must be maintained above £2 for thirty days for the RSUs to vest, in addition to the existing service condition. The RSUs vest after a five year term irrespective of whether the £2 market condition was met. This modification did not result in an increase in the fair value of the RSUs. The RSUs issued in the year ended December 31, 2019, also include the same market condition and five year term.
In the year ended December 31, 2019, under the 2017 Incentive Award Plan, the Company granted 5,569,050 (2018: 2,090,847) share options and 740,496 RSUs (2018: 273,390). The total fair values of the options and RSUs were estimated using the Black-Scholes option-pricing model for equity-settled transactions and amounted to £2.25 million (2018: £2.32 million). The cost is amortized over the vesting period of the options and RSUs on a straight-line basis.The following assumptions were used for the Black-Scholes valuation of share options and RSUs granted in 2018 and 2019. For the options granted under the Unapproved Scheme the table indicates the ranges used in determining the fair-market values, aligning with the various dates of the underlying grants. The volatility is calculated using historical weekly averages of the Company's share price over a period that is in line with the expected life of the options and RSUs.

VERONA PHARMA PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
FOR THE THREE YEARS ENDED DECEMBER 31, 2019
17. Share-based payments charge (Continued)

Issued in 2018	Unapproved Scheme	Restricted Stock Units
Options granted	2,090,847	273,390
Risk-free interest rate	1.08% - 1.22%	1.08% - 1.22%
Expected life of options	5.5 - 7 years	5.5 - 7 years
Annualized volatility	69.88% -71.35%	69.88% -71.35%
Dividend rate	0.00%	0.00%
Vesting period	1 to 4 years	1 to 4 years

Issued in 2019	Unapproved Scheme	Restricted Stock Units
Options granted	5,569,050	740,496
Risk-free interest rate	0.39% - 0.82%	0.76% - 0.82%
Expected life of options	5.5 - 7 years	5.5 - 7 years
Annualized volatility	67.98% - 69.71%	63.82% - 69.71%
Dividend rate	0.00%	0.00%
Vesting period	1 to 4 years	1 to 4 years
The Company had the following share options movements in the year ended December 31, 2019:

Year of issue	Exercise price (£)	At January 1, 2019	Options granted	Options forfeited	Options expired	At December 31, 2019	Expiry date
2012	2.50 - 7.50	99,993	—	—	—	99,993	June 1, 2022
2013	2	99,990	—	—	(19,998)	79,992	April 15, 2023
2013	2.00	159,999	—	—	—	159,999	July 29, 2023
2014	1.75	109,998	—	—	—	109,998	May 15, 2024
2014	1.75	49,998	—	—	—	49,998	May 15, 2024	*
2015	1.25	41,997	—	—	—	41,997	January 29, 2025	*
2015	1.25	549,999	—	—	—	549,999	January 29, 2025
2016	2	240,000	—	—	—	240,000	February 2, 2026
2016	2.00	21,996	—	—	—	21,996	February 2, 2026	*
2016	1.80	676,664	—	—	—	676,664	August 3, 2026
2016	1.89	299,997	—	—	—	299,997	September 13, 2026
2016	2.04	300,000	—	—	—	300,000	September 16, 2026
2017	1.32 - 1.525	4,093,164	—	—	—	4,093,164	April 26, 2027
2018	1.46	2,008,319	—	(34,614)	—	1,973,705	March 8, 2028
2019	570.00	—	3,903,050	(87,356)	—	3,815,694	March 29, 2029
2019	595.00	—	346,000	—	—	346,000	June 11, 2029
2019	457.00	—	100,000	—	—	100,000	August 22, 2029
2019	0.436	—	720,000	—	—	720,000	November 6, 2029
2019	445.00	—	500,000	—	—	500,000	November 26, 2029
Total		8,752,114	5,569,050	(121,970)	(19,998)	14,179,196

*	Options granted under the EMI Scheme.

VERONA PHARMA PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
FOR THE THREE YEARS ENDED DECEMBER 31, 2019
17. Share-based payments charge (Continued)

The Company had the following RSU movements in the year ended December 31, 2019:

Year of issue	Exercise price (£)	At January 1, 2019	Units granted	Units vested	Units forfeited	At December 31, 2019	Expiry date
2017		729,987	—	—	—	729,987	April 26, 2027
2018		132,486	—	—	—	132,486	March 8, 2028
2019			740,496	—	—	740,496	March 29, 2027
Total		862,473	740,496	—	—	1,602,969
Outstanding and exercisable share options by scheme as of December 31, 2019:

Plan	Outstanding	Exercisable	Weighted average exercise price in £ for Outstanding	Weighted average exercise price in £ for Exercisable
Unapproved	13,965,212	5,552,293	1.12	1.55
EMI	213,984	213,984	3.06	3.06
Total	14,179,196	5,766,277	1.15	1.61
As of December 31, 2019 there were no restricted share options exercisable (2018: nil) and there is no exercise price for restricted share options.
The options outstanding at December 31, 2019 had a weighted average remaining contractual life of 7.7 years (2018: 8.0 years). For 2018 and 2019, the number of options granted and expired and the weighted average exercise price of options were as follows:

	Number of options	Weighted average exercise price (£)
At January 1, 2018	7,527,458	1.53
Options granted in 2018:
Employees	1,222,089	1.46
Directors	868,758	1.46
Options forfeited in the year	(799,524)	1.43
Options expired in the year	(66,667)	1.75
At December 31, 2018	8,752,114	1.53
Exercisable at December 31, 2018	3,542,884	1.66

	Number of options	Weighted average exercise price (£)
At January 1, 2019	8,752,114	1.53
Options granted in 2019:
Employees	4,042,106	0.55
Directors	1,526,944	0.53
Options forfeited in the year	(121,970)	0.82
Options expired in the year	(19,998)	2.00
At December 31, 2019	14,179,196	1.15
Exercisable at December 31, 2019	5,766,277	1.60
The following table shows the number of RSUs issued, exercised and forfeited in 2018. The fair value of each unvested RSU at grant date was £1.46.

VERONA PHARMA PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
FOR THE THREE YEARS ENDED DECEMBER 31, 2019
17. Share-based payments charge (Continued)

Number of RSUs
At January 1, 2018	1,052,236
Granted:
Employees	136,404
Directors	136,986
RSUs vested in the year	(309,237)
RSUs forfeited in the year	(153,916)
At December 31, 2018	862,473
The following table shows the number of RSUs issued in 2019. There were no RSUs forfeited, canceled or vested in 2019. The fair value of each unvested RSU granted in 2019 was £0.57.

Number of RSUs
At January 1, 2019	862,473
Granted:
Employees	474,072
Directors	266,424
RSUs vested in the year	—
RSUs forfeited in the year	—
At December 31, 2019	1,602,969
18. Derivative financial instrument
On July 29, 2016, the Company issued 31,115,926 units to new and existing investors at the placing price of £1.4365 per unit. Each unit comprises one ordinary share and one warrant.
The warrant holders can subscribe for 0.4 of an ordinary share at a per share exercise price of £1.7238. The warrant holders can opt for a cashless exercise of their warrants, whereby the warrant holders can choose to exchange the warrants held for reduced number of warrants exercisable at nil consideration. The reduced number of warrants is calculated based on a formula considering the share price and the exercise price of the warrants. The warrants are therefore classified as a derivative financial liability, since their exercise could result in a variable number of shares to be issued.
The warrants entitled the investors to subscribe for, in aggregate, a maximum of 12,401,262 shares. The warrants can be exercised until May 2, 2022.
In the year ended December 31, 2019, no warrants were forfeited (2018: nil).
The table below presents the assumptions in applying the Black-Scholes model to determine the fair value of the warrants.

	As of December 31, 2019	As of December 31, 2018
Shares available to be issued under warrants	12,401,262	12,401,262
Exercise price	£1.7238	£1.7238
Risk-free interest rate	0.540%	0.760%
Expected term to exercise	2.34 years	3.34 years
Annualized volatility	65.56%	60.72%
Dividend rate	0.00%	0.00%

VERONA PHARMA PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
FOR THE THREE YEARS ENDED DECEMBER 31, 2019
18. Derivative financial instrument (Continued)

As per the reporting date, the Company updated the underlying assumptions and calculated a fair value of these warrants amounting to £0.9 million. The variance of £(1.6) million is recorded as finance income in the Consolidated Statement of Comprehensive Income.

	Derivative financial instrument	Derivative financial instrument
	2019	2018
	£'000s	£'000s
At January 1	2,492	1,273
Fair value adjustments recognized in profit or loss	(1,597)	1,219
At December 31	895	2,492
For the amount recognized at December 31, 2019, the effect when the following parameter deviates up or down is presented in the below table.

Volatility (up / down 10% pts)
£'000s
Variable up	1,306
Base case, reported fair value	895
Variable down	535
19. Trade and other payables

	As of December 31, 2019	As of December 31, 2018
	£'000s	£'000s
Trade payables	1,455	2,839
Other payables	—	12
Accruals	6,806	4,882
Total trade and other payables	8,261	7,733
20. Assumed contingent liability related to the business combination
The value of the assumed contingent liability as of December 31, 2019 is £1.1 million (2018: £1.0 million). The increase in value of the assumed contingent liability during 2019 amounted to £0.1 million (2018: £0.1 million).
The assumed contingent liability relates to the acquisition, in 2006, of rights to certain patents and patent applications relating to ensifentrine and related compounds under which the Company is obliged to pay royalties to Ligand (see 2.12).
The assumed contingent liability is measured at the expected value of the milestone payment and royalty payments. This expected value is based on estimated future royalties payable, derived from sales forecasts, and an assessment of the probability of success using standard market probabilities for respiratory drug development. The risk-weighted value of the assumed contingent arrangement is discounted back to its net present value applying an effective interest rate of 12%.
The assumed contingent liability is accounted for as a liability and its value is measured at amortized cost using the effective interest rate method, and is re-measured for changes in estimated cash flows or when the probability of success changes.

VERONA PHARMA PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
FOR THE THREE YEARS ENDED DECEMBER 31, 2019

Re-measurements relating to changes in estimated cash flows and probabilities of success are recognized in the IP R&D asset it relates to ("see 2.7"). This is a change in accounting policy for the year ended December 1, 2019 (see 2.17). The unwind of the discount is recognized in finance expense.
The Company considers that probabilities of success will change when it moves from one stage of clinical development to another. See note 4 for a further discussion of this.

	2019	2018
	£'000s	£'000s
January 1	996	875
Impact of changes in foreign exchange rates	(12)	15
Unwinding of discount factor	119	106
December 31	1,103	996
There is no material difference between the fair value and carrying value of the financial liability.
For the amount recognized as at December 31, 2019, of £1,103 thousand, the effect if underlying assumptions were to deviate up or down is presented in the following table (assuming the probability of success does not change):

	Discount rate (up / down 1 % pt)	Revenue (up / down 10 % pts)
	£'000s	£'000s
Variable up	1,067	1,135
Base case, reported fair value	1,103	1,103
Variable down	1,141	1,071

VERONA PHARMA PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
FOR THE THREE YEARS ENDED DECEMBER 31, 2019

22. Related parties transactions and other shareholder matters
(i)    Related party transactions
The Directors have authority and responsibility for planning, directing and controlling the activities of the Company and they therefore comprise key management personnel as defined by IAS 24, ("Related Party Disclosures").
Directors and key management personnel remuneration is disclosed in note 8.
(ii)    Other shareholder matters
The Company has entered into the following arrangements with parties who are significant shareholders of the Company, though they are not classed as related parties.
The Company entered into relationship agreements with Vivo Ventures Fund VII, L.P., Vivo Ventures VII Affiliates Fund, L.P., Vivo Ventures Fund VI, L.P., Vivo Ventures VI Affiliates Fund, L.P. (collectively, "Vivo Capital"), Orbimed Private Investments VI L.P. ("Orbimed") and Abingworth Bioventures VI L.P. ("Abingworth"). As agreed in these relationship agreements, the above parties invested in the Company as part of the July 2016 Placement, and the Company agreed to appoint representatives designated by Vivo Capital, OrbiMed and Abingworth to the board of directors, who are Dr. Mahendra Shah, Mr. Rishi Gupta, and Dr. Andrew Sinclair.
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
Piers Morgan, Chief Financial Officer of the Company, and his spouse purchased 88,415 ordinary shares in total for £53 thousand from the market in the year ended December 31, 2019 (2018: £nil).
Dr. Jan-Anders Karlsson, Chief Executive Officer of the Company, purchased 3,250 ordinary shares for £5 thousand from the market in the year ended December 31, 2018. There was no similar transaction as at December 31, 2019.
Dr. David Ebsworth, Chairman of the Company, purchased 247,600 ordinary shares for £124 thousand from the market in the year ended December 31, 2019 (2018: £14 thousand).
At December 31, 2018, there was a receivable of £126 thousand due from one director and two key management personnel relating to tax due on RSUs that vested in the year ended December 31, 2018. This receivable was repaid, together with interest at a rate of 3.9% per annum, by March 6, 2019. There was no such balance as at December 31, 2019.
In the year ended December 31, 2019, a director provided consultancy services for £26 thousand (2018: £26 thousand).
22. Events after the reporting date
On February 3, 2020, the Company announced the appointment of David Zaccardelli as chief executive officer with effect from February 1, 2020, following the retirement of Jan-Anders Karlsson, PhD. The Company also announced the appointment of Mark Hahn as chief financial officer with effect from March 1, 2020, as successor to Piers Morgan.