Form 20-F/A
period 2019-12-31
Verona Pharma plc
filed 2020-07-16
CIK 1657312

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

______________________________________________________________________

Form 20-F/A

Amendment No. 1

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A (this “Amendment”) amends the Annual Report on Form 20-F of Verona Pharma plc (the “Company,” “Verona,” “we,” and “our”) for the year ended December 31, 2019 (the “Original Filing”), which was filed with the Securities and Exchange Commission on February 27, 2020.

The Company is filing this Amendment solely for the purpose of updating the disclosure in Item 16G of Part II. In accordance with Rule 12b-15 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Item 16G of Part II of the Original Filing is hereby amended and restated in its entirety. In addition, pursuant to Rule 12b-15 under the Exchange Act, the Company is including Item 19 of Part III with this Amendment solely to file the certifications required under Section 302 of the Sarbanes-Oxley Act of 2002.

Except as described above or as otherwise expressly provided by the terms of this Amendment, no other changes have been made to the Original Filing. Except as otherwise indicated herein, this Amendment continues to speak as of the date of the Original Filing, and the Company has not updated the disclosures contained therein to reflect any events that occurred subsequent to the date of the Original Filing.

PART II

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
•

We do not intend to follow Nasdaq Rule 5635(c), which requires shareholder approval for the establishment of or any material amendments to equity compensation or purchase plans or other equity compensation arrangements.

•

We do not intend to follow Nasdaq Rule 5635(d), which requires shareholder approval in order to enter into any transaction, other than a public offering, involving the sale, issuance or potential issuance by the Company of ordinary shares (or securities convertible into or exercisable for ordinary shares) equal to 20% or more of the outstanding share capital of the Company or 20% or more of the voting power outstanding before the issuance for less than the greater of book or market value of the ordinary shares. We will follow English law with respect to any requirement to obtain shareholder approval in connection with any private placements of equity securities.

PART III

ITEM 19: EXHIBITS

Incorporated by Reference to Filings Indicated
Exhibit Number	Exhibit Description	Form	File No.	Exhibit No.	Filing date	Filed / Furnished

12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer					*

12.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer					*

*            Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to the annual report on its behalf.

VERONA PHARMA PLC
By:	/s/ David Zaccardelli
Name: David Zaccardelli, Pharm. D
Title: Chief Executive Officer

Date: July 16, 2020